===============================================================================


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                                November 18, 2005

                             Commission File Number:

                                  MetroGAS S.A.
             (Exact name of registrant as specified in its charter)

                                    MetroGAS
                 (Translation of registrant's name into English)

                         Gregorio Araoz de Lamadrid 1360
                       (C1267AAB) Buenos Aires, Argentina
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F   X                                 Form 40-F
                           -----                                        -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                    Yes                                        No   X
                        -----                                     -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                    Yes                                        No   X
                        -----                                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes                                        No   X
                        -----                                     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                    ---
===============================================================================

                                TABLE OF CONTENTS

Item

1. Press Release dated November 9, 2005 announcing the commencement of MetroGAS' APE Solicitation.

2.   Selected sections of MetroGAS' Solicitation Statement dated
     November 9, 2005, prepared in connection with the transaction described in the Press Release set out at Item 1.

                                                                        Item 1.
                                                                        -------

[MetroGas logo]


                              FOR IMMEDIATE RELEASE

For more information please contact:

MetroGAS S.A.                                      D'Longueil Consulting, New York
Eduardo Villegas Contte, Chief Financial Officer   Lucia Domville
(evillega@metrogas.com.ar)                         (ldomville@nyc.rr.com)
(5411) 4309-1434                                   (917) 375-1984
Pablo Boselli, Financial Manager
(pboselli@metrogas.com.ar) (5411) 4309-1511


     METROGAS ANNOUNCES ITS NEW SOLICITATION OF CONSENTS TO RESTRUCTURE ITS
     ----------------------------------------------------------------------
                        UNSECURED FINANCIAL INDEBTEDNESS
                        --------------------------------

     BUENOS AIRES, November 9, 2005 - MetroGAS S.A. (BASE: metr; NYSE: MGS) (the "Company") announced a new solicitation of consents to restructure its unsecured financial indebtedness pursuant to, an acuerdo preventivo extrajudicial ("APE"), or an out-of-court reorganization agreement, or a combination of an out-of-court restructuring and an APE under Argentine law. This solicitation replaces the Company's solicitation statement dated November 7, 2003 (as amended and extended) and the solicitation made in such solicitation statement in their entirety. The Company has returned to the holders of its existing notes that tendered their existing notes pursuant to the Company's solicitation statement dated November 7, 2003 (as amended and extended) the existing notes tendered by them and the powers of attorney granted by such holders have been terminated in accordance with their terms. In addition, the support agreements executed by holders of the Company's existing bank debt in connection with that solicitation statement have also been terminated in accordance with their terms.

     APE Solicitation

     The Company today commenced a new solicitation (the "APE Solicitation") from holders of its 9-7/8% Series A Notes due 2003 (the "Series A Notes"), its 7.375% Series B Notes due 2002 (the "Series B Notes") and its Floating Rate Series C Notes due 2004 (the "Series C Notes" and, together with the Series A Notes and the Series B Notes, the "Existing Notes") and its other unsecured financial indebtedness (the "Existing Bank Debt" and, together with the Existing Notes, the "Existing Debt"), subject to certain eligibility requirements, of powers of attorney authorizing the execution on behalf of the holders of its Existing Notes of, and of support agreements committing holders of its Existing Bank Debt to execute, an APE. An APE is an insolvency procedure available to debtors under the Argentine Bankruptcy Law consisting of an out-of-court agreement, between a debtor and a certain percentage of its unsecured creditors that is submitted to a court (the "Reviewing Court") for approval ("Court Approval"). Once an APE receives Court Approval that APE is binding on all unsecured creditors of the relevant debtor whether or not such creditors have participated in the negotiation or execution of the APE agreement.

     This APE Solicitation and the Company's execution of the APE are subject to a number of conditions, including that J.P. Morgan Chase Bank, as Settlement Agent, receives powers of attorney from, and that support agreements are executed by, holders that together represent a majority in number of the holders of the Company's Existing Debt, accounting for at least 66-2/3% of the aggregate principal of and accrued interest on its Existing Debt as of the date as near as is practicable to, but in any event not more than five Argentine business days prior to, the APE filing date with the Reviewing Court.

     If the APE is executed and subsequently receives Court Approval in the form that the Company has proposed, the Company will, at the option of each validly consenting holder of its Existing Debt, subject to the terms and conditions of the APE, take one or any combination of the following actions specified by such holder:

      o Cash option: A cash payment in U.S. Dollars, at a purchase price of U.S.$750 per U.S.$1,000 principal amount of their existing debt with respect to which a valid power of attorney and/or support agreement has been executed. The Company will purchase no more than U.S.$160 million (or its equivalent in other currencies) aggregate principal amount of existing debt under the cash option; or

    Series 1 exchange option:
    -------------------------

    o Principal amount: The principal amount of the Series 1 Notes will be denominated in U.S. Dollars and will aggregate 100% of the principal amount or the equivalent of the principal amount of the Eligible Debt that is Exchanged for Series 1 Notes, such equivalent to be determined on the basis of exchange rates in effect on the applicable date on which currency equivalents are determined.

    o Final Maturity: December 31, 2014.

    o Payment of principal: In installments from June 2010 through December
      2014.

    o Coupon: 8% in years 1-6 and 9% thereafter, provided that the Company may capitalize limited amounts of interest in years 1-4 under certain circumstances.

    Series 2 exchange option:
    -------------------------

    o Principal amount: The principal amount of the Series 2 Notes will be denominated in U.S. Dollars, Euros and at the option of certain holders in Argentine Pesos and will aggregate 105% of the principal amount or the equivalent of the principal amount of the Eligible Debt that is exchanged for Series 2 Notes, such equivalent to be determined on the basis of exchange rates in effect on the applicable date on which currency equivalents are determined.

    o Final Maturity: December 31, 2014.

    o Payment of principal: In installments from June 2012 through December
      2014.

    o Coupon: 3%, increasing to 8% by year 8 for U.S. Dollar or Peso denominated notes and at a market equivalent for the Euro denominated notes.

    Holders that participate in the Offers will be required to tender their Eligible Debt and to grant appropriate consents to permit consummation of the Offers.

Expiration

    The APE Solicitation is scheduled to expire at 5:00 P.M., New York City time, on December 12, 2005, unless extended.

THIS PRESS RELEASE IS NOT AN OFFER IN ANY JURISDICTION, INCLUDING THE UNITED STATES AND ITALY, OF THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE OR ANY OF THE SECURITIES THAT MAY BE ISSUED. NEITHER THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE NOR ANY OF THE SECURITIES THAT MAY BE ISSUED MAY BE SOLD (A) IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR (B) IN ANY OTHER JURISDICTION IN WHICH SUCH SALE IS PROHIBITED. THE COMPANY HAS NOT REGISTERED UNDER THE SECURITIES ACT THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE OR ANY OF THE SECURITIES THAT MAY BE ISSUED. THE APE SOLICITATION IS NOT BEING MADE TO HOLDERS OF EXISTING DEBT RESIDENT IN ITALY. IN ADDITION, THE APE SOLICITATION IS ONLY BEING MADE IN THE EUROPEAN ECONOMIC AREA (EXCLUDING ITALY) TO QUALIFIED INVESTORS, AS THAT TERM IS DEFINED FOR THE PURPOSES OF THE EUROPEAN UNION PROSPECTUS DIRECTIVE. THE COMPANY RESERVES THE RIGHT, HOWEVER, TO EXTEND THE APE SOLICITATION TO

NO MORE THAN 99 HOLDERS OF THE COMPANY'S EXISTING DEBT IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA (EXCLUDING ITALY) THAT HAS IMPLEMENTED THE EUROPEAN UNION PROSPECTUS DIRECTIVE.

    The Settlement Agent for the APE Solicitation outside Argentina is J.P. Morgan Chase Bank and its telephone and fax number are +1 (212) 623-5136 and +1
(212) 623-6216, respectively. The Settlement Agent for the APE Solicitation inside Argentina is J.P. Morgan Chase Bank N.A., Sucursal Buenos Aires, and its telephone/fax number is (54 11) 4325-8046 and (54 11) 4348-7238, respectively.

                                                                         Item 2.

                                     SUMMARY

    The following summary highlights certain information contained elsewhere in this solicitation statement (including our 20-F). Accordingly, this summary does not contain all of the information that may be important to you. We urge you to read and review carefully this solicitation statement (including our 20-F), as well as the other documents to which this solicitation statement refers, in order to fully understand our company, the solicitation, the APE, the out-of-court restructuring, the combination out-of-court and APE restructuring and the terms of the exchange notes and the cash option.

    Our Annual Financial Statements and our Interim Financial Statements are presented in Pesos and are prepared in accordance with Argentine GAAP, except as discussed below. Significant differences exist between Argentine GAAP and generally accepted accounting principles in the United States, or "U.S. GAAP", which might be material to the financial information contained herein. Such differences involve methods of measuring the amounts shown in our Annual Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the United States Securities and Exchange Commission. See Notes 17 and 18 to our Annual Financial Statements contained in Item 18 of our 20-F for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of our net loss and shareholders' equity.

    We have made no attempt to identify or quantify the impact of those differences in our Interim Financial Statements. You must rely upon your own examination of our company, the terms of this solicitation statement and the financial information contained herein and in our 20-F. You should consult your own professional advisors for an understanding of the difference between Argentine GAAP and U.S. GAAP, and how those differences might affect the Interim Financial Statements.

    Under Argentine GAAP financial statements are to be restated for the effects of inflation as of September 30, 2003. In addition, Argentine GAAP requires the recognition of deferred income tax assets and liabilities on a discounted basis. As indicated in Notes 3.3 and 3.4.(e) to our Annual Financial Statements and Notes 2.3 and 2.5(f) to our Interim Financial Statements, we have discontinued the restatement of financial statements into constant currency as from March 1, 2003 and have recorded deferred income tax assets and liabilities on a non-discounted basis as required by resolutions issued by the CNV. Accordingly, our independent accountants, Price Waterhouse & Co. S.R.L. (a member firm of PricewaterhouseCoopers), Buenos Aires, Argentina issued a qualified report on our Annual Financial Statements stating that the application of the CNV resolutions represents a departure from generally accepted accounting principles in Argentina. Such qualification would apply to the Interim Financial Statements as well.

    Our Annual Financial Statements and our Interim Financial Statements have been prepared assuming that we will continue as a going concern. Our independent accountants, Price Waterhouse & Co. S.R.L. (a member firm of PricewaterhouseCoopers), Buenos Aires, Argentina, issued a report on our Annual Financial Statements stating that we have been negatively impacted by the deterioration of the Argentine economy, the Argentine government's adoption of various economic measures, including the violation of our contractually-agreed license to provide natural gas services, or our "License", and the devaluation of the Peso, circumstances that led us to announce on March 25, 2002 the suspension of payment on our existing debt. In their opinion, these circumstances raise substantial doubt about our ability to continue as a going concern. Such explanatory paragraph would apply to the Interim Financial Statements as well. Our Annual Financial Statements and Interim Financial Statements do not include any adjustments that might result from the outcome of this uncertainty. See "Risk Factors--Risk Factors Relating to Our Business".

    The following discussion is not indicative of our current or future results of operations, liquidity or funding, and should be read in conjunction with, and is qualified in its entirety by, "Risk Factors" below.

                                    MetroGAS

Overview

  General

    We are the largest natural gas distribution company in Argentina (in terms of number of customers and volume of gas deliveries), with approximately 25.5% of total deliveries of all gas distribution companies in Argentina during the seven months ended July 31, 2005 according to ENARGAS' July 2005 Interim Report. We have over 2.0 million customers in our service area (the City of Buenos Aires and southern and eastern greater metropolitan Buenos Aires), a densely populated area with major dual-fuel electric power plants and industrial and commercial customers of natural gas. We are one of nine natural gas distribution companies formed in connection with the privatization of Gas del Estado, and we commenced commercial operations in December 1992. We are one of the largest publicly traded natural gas distribution companies, in terms of customers served, in North and South America.

    Our results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (May through September). During the six months ended June 30, 2005, sales of natural gas to residential customers accounted for approximately 39.7% of our sales, while sales of gas and transportation and distribution services to industrial and commercial customers and governmental entities accounted for approximately 19.9% of our sales. The remainder of our sales of natural gas and of transportation and distribution services were to power plants and to suppliers of, and dealers in, CNG used as vehicle fuel. For a further description of the principal markets in which we compete, see Item 4:
"Information on the Company--Our History and Development--The Argentine Natural Gas Industry" in our 20-F and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Operating Results".

    Our distribution system consists of approximately 15,887 km of pipelines. We purchase natural gas primarily from producers in southern and western Argentina. Gas purchased by us is transported through Argentina's two trunk pipeline systems, one of which is operated by Transportadora de Gas del Sur S.A., or TGS, and the other by Transportadora de Gas del Norte S.A., or TGN.

    In the 1992 privatization of Gas del Estado, the Argentine government granted us our License, which gives us the exclusive right to distribute natural gas within our designated service area for 35 years. Our License may be extended for an additional 10 years under certain circumstances. We are regulated by ENARGAS, an agency of the Argentine government. ENARGAS has broad regulatory authority over the gas distribution and transportation industries, including their tariffs. The Gas Act provides that the tariffs for natural gas we charge to end users shall consist of the sum of three components: (i) the price of gas purchased; (ii) the transportation tariff for transporting gas from the production area to the distribution system; and (iii) the distribution tariff established by ENARGAS. Our License provides for the semiannual adjustment of our tariffs as a result of changes in the US PPI and in certain other circumstances, and the Gas Act and our License provide that such tariffs will be adjusted every five years pursuant to a "price cap with periodic review" methodology, a type of incentive regulation that allows regulated companies (i) to retain a portion of the economic benefits arising from efficiency gains, and
(ii) to recover the cost of investments made by them as well as a reasonable return on those investments. The Public Emergency Law converted our U.S. Dollar-denominated tariffs into Pesos at an exchange rate of Ps.1 per U.S.$1 and superseded a number of the provisions of our License and the Gas Act, including adjustments based on international price indexes such as the US PPI. Our tariffs have not been adjusted as contemplated by the Gas Act and our License since July 1999 (in respect of transportation and distribution tariffs) and since October 2004 and May 2005 (in respect of prices paid for gas for residential customers and industrial customers, respectively). See Item 4: "Information on the Company--Business Overview--Regulatory Framework" in our 20-F.

    We are a limited liability stock corporation, or sociedad anonima, organized under the laws of Argentina. Our registered office is located at Gregorio Araoz de Lamadrid 1360, (1267) City of Buenos Aires, Argentina, telephone: (5411) 4309-1010.

  Business Strategy

    After the economic crisis at the beginning of 2002 and as described under "Risk Factors--Risk Factors Relating to Argentina" and "--Risk Factors Related to Our Business", we refocused our strategy on the short-term risks and challenges facing us. Since then, our short-term strategy has been aimed at working with the Argentine government in order to expedite the process for the renegotiation of our License and obtain tariff increases that ensure continuity of our operations, maintenance of safety and quality standards and coverage for debt repayment. See Item 4: "Information on the Company--Business Overview--Regulatory Framework--Tariffs--Renegotiation of the Tariffs" in our 20-F.

    Our management has also taken and continues taking a variety of actions to mitigate the impact of the Argentine economic crisis on us, including:

    o strict management of cash flow to adjust our financial expenditures to the funds available to us;

    o reduction of capital expenditures and preventive maintenance programs without thereby affecting our ability in the near term to serve our customers safely or operate our network in accordance with quality and environmental standards;

    o tight control of all price adjustment requests from suppliers and required extension of payment terms;

    o suspension of principal and interest payments to financial creditors except for two partial payments of interest made in July and November, 2002;

    o reduction of employee training programs;

    o detailed listing of our contractual obligations payable and receivable in order to assess the level of our legal, economic and financial exposure and to determine our action plan for renegotiating and adjusting contracts in light of our prospects;

    o securing any necessary tax advice in order to make the best possible tax use of past and future tax losses; and

    o retaining international financial advisors to develop a comprehensive plan to restructure all of our financial indebtedness.

    Before the onset of the Argentine economic crisis and in order to achieve our goals, we had implemented a strategy that included capital investments and other measures designed to: (a) provide continued high-quality service to our customers; (b) ensure sustained growth in dividends; (c) achieve a significant reduction in operating expenses; (d) implement a market strategy more closely based on market analysis; (e) improve the use of our current transportation capacity and become a key participant in the transportation capacity market; (f) further develop the CNG market; (g) continue to preserve the environment; (h) develop our human resources; and (i) generate an organizational culture based on excellence.

    Although we are constrained by our exposure to the risks and circumstances described in "Risk Factors", our long-term strategy is to maintain and enhance our position in the energy market in Argentina. We continue to be an active participant in the domestic energy market, focusing on providing efficient and reliable natural gas service to our customers and being the country's most innovative provider of natural gas distribution services and related products.

    Since we commenced our operations, our management team has concentrated on controlling operating costs and improving operating efficiency and collections. In February 1993, we implemented a voluntary retirement plan that resulted in the retirement of 1,268 employees by December 31, 1997. On June 30, 2005, we had 1,008 employees compared with 2,021 employees on December 28, 1992. In addition, we achieved operating efficiencies by renegotiating service contracts with independent suppliers and contracting for certain services previously performed by us.

     Past Due Receivables

    Past due receivables (owed mainly by residential customers and small volume general service commercial clients) totaled Ps.70.4 million and Ps.76.2 million at June 30, 2005 and 2004, respectively. As of June 30, 2005, we had a reserve of Ps.60.5 million against past due receivables.

    Under our License, we may terminate gas services to delinquent customers provided such customers receive prior notice of termination. No minimum period between notice to delinquent customers and the termination of their service is specified in our License or required by ENARGAS. We currently provide customers with at least ten Argentine business days' notice prior to termination of gas services.

Recent Developments

    Board of Directors

    At a meeting of our shareholders held on July 29, 2005 Mr. Jorge Verruno was appointed as an independent member of our board of directors. At a meeting of our board of directors held on July 29, 2005 Mr. Ricky Lynn Waddell resigned as our President, Mr. Vito Sergio Camporeale resigned as our Vice President and as a member of our Audit Committee and our board of directors appointed Mr. Verruno as our President and as a member of our Audit Committee. In addition, at that meeting of our board of directors Mr. Waddell was appointed our First Vice President and Mr. Camporeale was appointed our Second Vice President. Our Audit Committee appointed Mr. Verruno as its Chairman on July 29, 2005. Mr. Verruno, 56, is a public accounting graduate of the University of Buenos Aires and held several positions in Pistrelli, Diaz y Asociados from 1971 until 2002, having been named its Managing Partner in 1993. In 1998 he was designated Director, Partner of the Auditing Division and Managing Counsel of Andersen Latinamerica and, in 2002, as Executive Director of Ernst & Young's operations in South America. Since 2004 he has been an independent director and a member of the audit committee of Banco Rio de la Plata S.A.

    Renegotiation of our License and our Tariffs

    As noted in Item 4: "Information on the Company--Business Overview--Regulatory Framework--Tariffs--Renegotiation of our Tariffs" in our 20-F, we are engaged in the renegotiation of our License and tariffs with the unit of the Argentine government established to renegotiate the licenses and tariffs of providers of public services, or "UNIREN". On January 13, 2005, UNIREN provided us with a proposal for the renegotiation of our License, which we rejected on the grounds of incompleteness. Even though we rejected UNIREN's proposal, it was submitted by UNIREN to a public hearing on April 22, 2005. Following the public hearing, we have engaged in various informal discussions with UNIREN on the terms of our License. On June 16, 2005 UNIREN submitted a revised proposal to us that included a number of items we had requested in the course of our informal discussions. We are continuing our discussions with UNIREN.

    Gas Natural BAN S.A., the second largest gas distribution company in Argentina, is the only Argentine gas distribution company that has agreed with the Argentine government on the renegotiated terms of its license and tariffs and is presently attempting to obtain the approvals of the Executive Branch and the Congress that are required for those terms to become effective.

    Occupancy Levy

    In July 2005 we were notified of an executive proceeding initiated by the Government of the City of Buenos Aires, or the "GCBA", to collect the occupancy levy owed by us to the GCBA totaling Ps.30 million. We obtained a 30-day extension with respect to this proceeding so that we could notify ENARGAS and obtain ENARGAS' determination of whether we may pass this amount through to our customers. We also notified ENARGAS of our intention to pay the Ps.30 million claimed by the GCBA in installments over five years.

ENARGAS has advised us that we may apply to have the amounts we pay to the GCBA passed through to our customers after each installment is paid by us. See "Risk Factors--Risk Factors Relating to Our Business--We may be subject to certain liabilities to the government of the City of Buenos Aires and other municipalities deriving from the occupancy of public space".

    Beginning on March 29, 2005, the GCBA started to disallow the administrative appeals we had submitted in respect of periods occurring in May, June or July 2004, thus exhausting our administrative appeals and enabling the GCBA to initiate judicial actions to enforce payment of the amounts claimed. On October 19, 2005 we were notified of a tax levy filed by the GCBA, amounting to Ps.8.5 million. We are analyzing the defense to be adopted in this matter. We will notify ENARGAS of the foregoing and request that we be authorized to pass through to our customers any amounts we pay on account thereof. No assurance can be given, however, that we will be permitted to pass through any such amounts.

    MetroENERGIA S.A.

    In early 2004 and in anticipation of low gas supply and high gas demand during the ensuing winter months, the Argentine government implemented a number of regulatory measures to control gas prices and mitigate the impact of anticipated shortages of natural gas. On April 21, 2004 the Argentine Ministry of Federal Planning, Public Investment and Services enacted Resolution No. 208, or the "Resolution", mandating that within 45 days of publication of the Resolution all existing gas supply contracts entered into between gas producers, on the one hand, and gas distribution companies or power plants, on the other, should be amended to provide for (i) reduction by gas producers of gas volumes supplied to gas distribution companies and power plants in accordance with the Resolution; (ii) modification of related prices in accordance with the Resolution; and (iii) reduction or extension, as appropriate, of the term of all gas supply contracts to December 31, 2006.

    In May, 2005 the Energy Secretariat issued Resolution No. 752/05, which regulated Executive Order No. 181 of the National Executive Power. Among other issues, Resolution No. 752/05 established September 1, 2005 and January 1, 2006 as the dates after which gas distribution companies, including us, would be prohibited from supplying natural gas to specified classes of industrial and commercial customers, or major customers. Consequently, major customers are or will be required to buy gas directly from suppliers other than distribution companies.

    In response to Resolution No. 752/05 and in order to be able to provide indirectly to major customers the gas and gas transportation services we would be prohibited from providing to them directly, we established MetroENERGIA S.A., or MetroENERGIA, and on July 28, 2005 obtained ENARGAS' authorization for MetroENERGIA to operate as a natural gas and gas transportation marketer. We own 95% of MetroENERGIA's capital stock and BG Argentina S.A., or "BG Argentina", and YPF Inversora Energetica S.A., or "YPF Inversora", own 2.73% and 2.27% of MetroENERGIA's capital stock, respectively. MetroENERGIA now supplies gas services to substantially all major customers to which we supplied such services prior to the effectiveness of Resolution No. 752/05. MetroENERGIA has also entered into gas purchase agreements expiring on December 31, 2006 with our gas suppliers to purchase gas to be supplied to its major customers. Our gas purchase contracts with those suppliers have been correspondingly reduced in accordance with Resolution No. 752/05 that granted major customers the right to request their gas distribution companies to assign to others the volumes of natural gas that the gas distribution companies had contracted with producers to purchase in order to supply natural gas to such customers. BG Argentina and YPF Inversora have agreed that all dividends paid by MetroENERGIA prior to the payment in full of the exchange notes will be paid only to us and will not be paid to them.

                        Payment Default and Restructuring

Background

    The economic crisis in Argentina described under "Risk Factors--Risk Factors Relating to Argentina" and "--Risk Factors Related to Our Business" has had a material adverse effect on our financial condition and results of operations. The devaluation of the Peso in 2002 caused the Peso value of our U.S. Dollar-denominated indebtedness to increase significantly, resulting in significant foreign exchange losses and a significant increase, in Peso terms, in our debt service requirements. At the same time, our cash-flow remains Peso-denominated and our tariffs have been frozen by the Argentine government in violation of our License. Moreover, the economic crisis in Argentina had a significant adverse effect on the overall level of economic activity in Argentina and led to a deterioration in the ability of our customers to pay their bills during 2001 and 2002. These developments caused us to announce on March 25, 2002 the suspension of principal and interest payments on all our financial debt except for two payments of interest made in July and November 2002 and to manage our cash flow in order to be able to continue to provide legally mandated licensed public services.

    On March 22, 2002 we appointed J.P. Morgan Securities Inc. and J.P. Morgan Chase Bank, Sucursal, Buenos Aires, collectively "J.P. Morgan", to assist us in developing a restructuring proposal. On September 25, 2002, following the signature of confidentiality agreements, we presented to various bank creditors our financial projections. On September 10, 2002, we were informed by a group of banks of the formation of a committee, or the "Bank Creditors' Committee", representing all our bank creditors. On September 10, 2002, we conducted our first meeting with the Bank Creditors' Committee and we provided an update of our performance and short-term prospects. On February 18, 2003, we met with representatives of L'Associazione per la Tutela degli Investitori in Titoli Argentini, or "TFA", an entity that advises Italian holders of Argentine debt securities. In our meeting with TFA, we discussed our performance and restructuring proposals in general. On March 16, 2003, we had a second meeting with the Bank Creditors' Committee, at which we discussed our performance and short-term and long-term prospects.

    During April 2003, we received requests from several banks on the Bank Creditors' Committee for a formal restructuring proposal. After signing new confidentiality agreements, we met or held conference calls with the Bank Creditors' Committee and representatives of TFA during June, July and August 2003, to discuss a preliminary proposal, or the "Preliminary Proposal", to restructure our financial indebtedness. Our objective in our meetings with the Bank Creditors' Committee and TFA was to attempt to reach an understanding with a broad base of creditors before launching our restructuring publicly. In subsequent meetings and conference calls, we had extensive discussions with the Bank Creditors' Committee and other creditors regarding the terms of the Preliminary Proposal. On September 12, 2003, we received a letter from the Bank Creditors' Committee stating its view of the Preliminary Proposal and advising us of the general terms and conditions, which the Bank Creditors' Committee considered acceptable. Based on such letter and information provided by other creditors, we revised our Preliminary Proposal in an attempt to accommodate the Bank Creditors' Committee's terms and conditions and other creditors' requests, or the "Revised Proposal". On October 30, 2003, we received another letter from the Bank Creditors' Committee detailing the terms and conditions of a restructuring proposal that would be acceptable to the Bank Creditors' Committee. On November 7, 2003, we announced the commencement of a solicitation of consents to restructure our unsecured financial indebtedness pursuant to an acuerdo preventivo extrajudicial and, in connection therewith, issued a solicitation statement dated November 7, 2003. The terms of the solicitation contained in that solicitation statement reflected the Revised Proposal.

    During 2004 and 2005 we continued on an intermittent basis our communications with the Bank Creditors' Committee and commenced meeting with an informal committee of investors, each of which had acquired a substantial amount of our existing debt. We refer to this informal committee as the "Creditors' Committee". After signing confidentiality agreements with the members of the Creditors' Committee, we met with the Creditors' Committee on September 1 and 2, 2005 to discuss various aspects of our restructuring proposal. On September 20, 2005 the Creditors' Committee and we agreed on the basic terms of our restructuring proposal, which terms are substantially set forth in this solicitation statement.

    As a result of our suspension of payment of our financial debt, we have been sued by a number of holders of our existing notes and a holder of our existing bank debt has set off against such debt the balance of one of our accounts with such holder. See "Risk Factors--Risk Factors Related to Our Business--On March 25, 2002, we suspended our payments of principal and interest on all of our financial debt, and the failure by us to refinance our debt may cause our bankruptcy and the forfeiture of our License".

    The sole purpose of the restructuring is to repay and/or restructure all, at least 98% or between 95% and 98% of our existing debt, as the case may be, and thereby to permit us to continue as a going concern. Court approval of the APE would affect the rights of all holders of our existing debt, including existing debt held by persons that do not participate in the APE and those that object to it, but would not affect the rights of other creditors, including commercial creditors and statutorily preferred creditors such as tax and labor creditors who are not included in this solicitation and will not be affected by the APE. The out-of-court restructuring would restructure at least 98% or between 95% and 98%, as the case may be, of our existing debt, but would not affect the rights of holders of existing debt that do not participate in the out-of-court restructuring or the rights of such other creditors and accordingly, such holders and creditors will continue to have the right to enforce their rights under our debt obligations.

Failure of the Restructuring

    If the conditions to the APE restructuring, an out-of-court restructuring or the combination out-of-court and APE restructuring are not satisfied or waived by us or, if we proceed with the APE restructuring, the reviewing court does not approve the APE, our restructuring will fail and there is a significant likelihood that we will have to commence concurso proceedings or be forced into a quiebra.

    The concurso and APE proceedings are similar in some respects and it is impossible to say whether any class of our creditors will be treated more or less favorably in a concurso or in the APE. We have been advised by our Argentine counsel that in the case of concurso proceedings, holders of our existing debt should expect the following:

    o All of our financial obligations which are not already due may be accelerated, that is, may become due immediately.

    o The claims of all of our existing creditors, including commercial creditors that are not holders of existing debt, will be considered by the reviewing court. Holders of existing debt may therefore not be able to control the process, and their interest may be given less weight by the court in comparison with the interest of all creditors as a whole. In our APE, by contrast, we assume that commercial creditors will not have their claims considered and will continue to be paid on customary terms.

    o We cannot predict how our existing debt would be restructured in a concurso. The consideration you receive in a concurso could be more or less favorable than the consideration we are offering in the APE.

    o As in the case of our APE, for purposes of calculating the required majority, creditors' claims in the concurso will be denominated in Pesos to calculate outstanding debt and determine the relative position of each creditor at the exchange rate as of the date an Argentine bankruptcy trustee, to which we refer as a "sindico", files its report discussing each of the claims which were filed for proof of claim.

    o Concurso proceedings may take a longer period of time than APE proceedings and, during such period, your existing debt may lose significant value.

    o The adjustment based on CER of the principal amount of our Peso-denominated existing bank debt would be suspended on the date the concurso is filed.

    o As in the case of the APE, unsecured creditors will be unable to foreclose in a concurso.

    o As in the case of the APE, holders of existing debt will lose any rights of set-off against us that they had prior to the concurso.

    o If the concurso fails, holders of existing debt will be left with a claim in a quiebra proceeding.

    o Subject to certain restrictions, we will continue managing our business, subject to control and supervision by the sindico and a committee of creditors. In addition, certain transactions will be prohibited and others will be subject to prior court approval.

    A quiebra is an Argentine bankruptcy liquidation procedure, and it is impossible to say whether any class of our creditors would be treated more or less favorably in a quiebra, a concurso or in the APE. We have been advised by our Argentine counsel that in a quiebra holders of our existing debt should expect the following:

    o All of our financial obligations which are not already due and payable will be accelerated, that is, will become due and payable immediately.

    o The claims of our existing creditors, including commercial creditors that are not holders of existing debt, will be considered by the reviewing court. Holders of existing debt may therefore not be able to control the process, and their interest may be given less weight by the court in comparison with the interest of all creditors as a whole. In our APE, by contrast, we assume that commercial creditors will not have their claims considered and will continue to be paid on customary terms.

    o Holders of existing debt will lose any rights of set-off against us that they had prior to the quiebra.

    o Holders of existing debt might have to wait for an extended period of time before the quiebra proceedings are completed, and during such period our assets could lose significant value.

    o Our management will be removed and replaced by a court-appointed sindico that will liquidate our assets.

    o The reviewing court adjudicating the proceeding will order our liquidation, and the proceeds of such liquidation will be applied first to discharge debt owed to senior and secured creditors and the balance of such proceeds, if any, will be applied to discharge debt owed to unsecured creditors on a pro rata basis. You will likely realize less value in a quiebra than you would in the APE or in a concurso.

    o Foreign-currency denominated claims will be mandatorily converted into Pesos at the exchange rate as of the date on which the quiebra is declared.

    o Our License may be forfeited even though, pursuant to Decree No. 1834/02, the filing by us of a petition for our quiebra, or the declaration of our quiebra by a court in which a petition for our quiebra is filed against us as long as the public emergency declared by the Public Emergency Law is in effect will not cause the forfeiture of our License. The public emergency has been extended up to December 31, 2005. However, there can be no assurance that the state of public emergency will not be lifted before such date or that such date will be further extended.

See "Risk Factors--Risks Relating to Your Failure to Participate in the Solicitation".

Our Future if the Restructuring Is Successful

    We believe that successful completion of the restructuring will result in a level of debt that we are capable of servicing. This belief is based on a number of assumptions, including, without limitation, (i) that neither the Argentine economy nor the Dollar/Peso exchange rate deteriorates from current levels, (ii) steady growth in Argentine GDP and consumption of natural gas in our service area, (iii) substantially lower rates of inflation than Argentina experienced in 2002, (iv) a reasonably prompt and meaningful tariff increase and further increases thereafter at a rate that exceeds the rate of inflation in Argentina,
(v) no material deterioration in our working capital levels from those upon consummation of the restructuring, and (vi) that we will make capital expenditures at levels significantly below historical levels in Dollar terms. We also expect that, if we pursue the restructuring, cash on hand and cash from operations will be sufficient to allow us to continue to operate our business until the issuance date or dates and to meet our remaining financial obligations and expenses related to the transactions contemplated hereby, which we estimate to be approximately U.S.$27.0 million, including between approximately U.S.$105 million and U.S.$120 million to repurchase existing debt pursuant to the cash option and additional cash to fund the remaining costs of the restructuring, including administrative and other costs of the exchange of existing debt under the restructuring, regulatory and filing fees, and legal and advisory fees in connection with the APE and the restructuring. In addition, if we proceed with the APE, we must pay a court tax in connection with the APE, which in accordance with Resolution No. 1,816/2005 issued by the Argentine tax governmental agency, or "AFIP", can be paid in 120 installments but the last installment cannot be paid after final maturity of the restructured debt. See "Description of the APE--Miscellaneous Provisions--Payment of Court Tax Fees". However, we cannot assure you that we will have sufficient cash to meet our remaining financial obligations related to the restructuring or to continue to operate our business until the issuance date or dates. In addition, we cannot assure you that, after any issuance date we will be able to pay interest or principal on the exchange notes on a timely basis. See "Risk Factors--Risks Relating to the Exchange Notes", "--Risks Relating to Argentina" and "--Risks Relating to Our Business".

    The tables below set forth our aggregate scheduled payments as of June 30, 2005 for the years and periods indicated under our existing debt without giving effect to the restructuring and under our exchange notes after giving effect to the restructuring pursuant to the APE. In addition to these obligations and our operating and tax cash requirements, we will require cash to fund capital expenditures and to fund the remaining costs of the restructuring.

                                EXISTING DEBT (PRE-RESTRUCTURING)
                                       As of June 30, 2005
-------------------------------------------------------------------------------------------------
                          U.S.
                   Dollar-Denominated      Euro-Denominated              Peso-Denominated
                     Existing Debt         Existing Debt (1)            Existing Debt (2)
                                         --------------------   ---------------------------------
 Principal                                                                     CER
  Due On         Principal    Interest   Principal   Interest   Principal      Adj.      Interest     Total
  ------         ---------    --------   ---------   --------   ---------      ----      --------     -----
                                              (in millions of U.S.$)
03/25/02               --        --           --         --        15.3        9.6          5.5        30.4
06/14/02             50.0      13.0(3)        --         --          --         --           --        63.0
09/27/02               --        --        132.3       26.9          --         --           --       159.2
04/01/03            100.0      27.1           --         --          --         --           --       127.1
05/07/04            130.0      15.9(4)        --         --          --         --           --       145.9
                    -----      ----        -----       ----        ----        ---          ---       -----
Total               280.0      56.0        132.3       26.9        15.3        9.6          5.5       525.6
                    =====      ====        =====       ====        ====        ===          ===       =====

--------------
(1)* Calculations made using exchange rate of Euro 0.8276 = U.S.$1.00.
(2)* Calculations made using exchange rate of Ps.2.887 = U.S.$1.00.
(3) Does not include default interest of U.S.$3.9 million accrued through June 30, 2005.
(4) Does not include default interest of U.S.$7.3 million accrued through June 30, 2005.

* Source:  Banco Nacion

    The information in the following table assumes that (a) we consummate the APE restructuring in the form proposed by us; (b) the exchange notes will bear interest at the rates contemplated herein; (c) only scheduled redemptions of the exchange notes are made; (d) the initial issuance date occurred on June 30, 2005; (e) U.S.$139.0 million (or its equivalent in other currencies) of our existing debt is retired pursuant to the cash option; and (f) we issue U.S.$248 million principal amount of the Series 1 Notes, (euro)22.0 million of Series 2 Notes and Ps.75.0 million of Series 2 Notes. In addition to these obligations and our operating and tax cash requirements, we will require cash to fund capital expenditures and to fund the remaining costs of the restructuring.

                                  EXCHANGE NOTES (POST-RESTRUCTURING)
-------------------------------------------------------------------------------------------------------
                      Series 1 Notes(1)                          Series 2 Notes(1)
           --------------------------------------     --------------------------------------

 Due
  in       Principal      Interest       Subtotal     Principal      Interest       Subtotal     Total
 ----      ---------      --------       --------     ---------      --------       --------     -----
2005           0.0          19.8           19.8           0.0           1.6            1.6         21.4
2006           0.0          19.8           19.8           0.0           1.6            1.6         21.4
2007           0.0          19.8           19.8           0.0           2.1            2.1         21.9
2008           0.0          19.8           19.8           0.0           2.1            2.1         21.9
2009           0.0          19.8           19.8           0.0           2.6            2.6         22.5
2010          24.8          18.8           46.3           0.0           2.6            2.6         46.3
2011          49.6          17.8           67.4           0.0           3.7            3.7         71.1
2012          49.6          13.4           63.0          17.5           3.1           20.5         83.5
2013          62.0           8.4           70.3          17.5           2.1           19.6         89.9
2014          62.0           2.8           64.8          17.5           0.7           18.2         83.0

--------------

(1) Calculations made using assumed exchange rates of Euro 1.00 = U.S.$1.2037 and U.S.$1.00 = Ps.2.9837.



    If instead of consummating the APE we enter into an out-of-court restructuring (but not a combination out-of-court and APE restructuring), in addition to the exchange notes we issue in connection with the out-of-court restructuring, the portion of existing debt held by creditors who do not participate in the out-of-court restructuring will remain outstanding, and will continue to be immediately due and payable. Accordingly, our interest and principal payment obligations set forth in the previous table would be adjusted by multiplying each number by the percentage of existing debt held by creditors who participate in the out-of-court restructuring and to show as immediately due and payable the portion of existing debt held by creditors who do not participate in the out-of-court restructuring, including accrued interest and penalties, if any, thereon.


Gas Argentino

    Gas Argentino S.A., or "Gas Argentino", is the holder of 70% of our common stock (comprised of 100% of our Class A Shares, representing 51% of our common stock, and 48.7% of our Class B Shares, representing 19% of our common stock). The common stock of Gas Argentino is owned by British Gas International, or "British Gas International", a member of the BG Group (54.7%), and YPF Inversora, a member of the Repsol YPF Group (45.3%). See Item 7: "Major Shareholders and Related Party Transactions--Major Shareholders" in our 20-F.

    As of June 30, 2005, Gas Argentino had approximately U.S.$81.3 million, including accrued interest, in financial indebtedness. Gas Argentino has informed us that it is negotiating with the holders of all of its financial indebtedness to discharge all obligations related to such financial indebtedness in exchange for the issuance to such holders of a minority interest in the common stock of Gas Argentino and the transfer to such holders of all of our Class B Shares owned by Gas Argentino, subject to, among other things (i) approval by ENARGAS and (ii) consultation with, and, if required, approval by, the Argentine antitrust authorities (Comision Nacional de Defensa de la Competencia, or "CNDC"). In addition, Gas Argentino expects that, in connection with such restructuring, its shareholders will be required to sign a new shareholders agreement with the new holders of its common stock on terms that may be substantially different from the terms of the existing shareholders agreement between Gas Argentino's shareholders and may require the consent of such new holders to a number of actions that Gas Argentino or we may propose to take. See "Certain Agreements--Gas Argentino Shareholders Agreement".

    Gas Argentino has also informed us that it cannot assure us when or if such agreement will be consummated. If such agreement is not consummated and, as a result of its default on its outstanding debt, Gas Argentino is declared bankrupt or Gas Argentino's creditors foreclose on its only asset (our Class A Shares and our Class B Shares) so that our Class A Shares are transferred to a third party and such transfer is not approved by ENARGAS, our License may be revoked. In addition, we cannot assure you that ENARGAS will approve any such transfer.

    Gas Argentino's only source of funds for the payment of its obligations is dividends paid by us. If we complete the restructuring and issue the exchange notes, our right to pay dividends will be restricted under the terms of the exchange notes. See "Description of Exchange Notes--Covenants--Limitation on Restricted Payments". Unless Gas Argentino is able to restructure its debt, this limitation may make it impossible for Gas Argentino to service its debt. As explained above, Gas Argentino's inability to service its debt could ultimately result in the revocation of our License. See "Risk Factors--Risk Factors Relating to Controlling Shareholder--Our controlling shareholder, Gas Argentino, has defaulted on its outstanding debt. If as a result of such default Gas Argentino is declared bankrupt or Gas Argentino's creditors foreclose on its only asset so that its Class A Shares in us are transferred to a third party and such transaction is not approved by ENARGAS, our License may be revoked".

                  Selected Financial and Operating Information

Introduction

    The following tables set forth certain of our consolidated selected financial and operating data as of and for the six months ended June 30, 2005 and 2004, respectively. Similar data as of and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 are set forth under Item 3: "Key Information--Selected Financial Data" in our 20-F. Our financial and operating data should be read in conjunction with, and are qualified in their entirety by, our Interim Financial Statements, and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations". The statement of operations, balance sheet and other financial data in the following tables are derived from our Interim Financial Statements. Operating results for the six months ended June 30, 2005 and 2004 are not necessarily indicative of results that may be expected for any future periods. The Interim Financial Statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments that are considered necessary for a fair presentation of the information in the Interim Financial Statements. Our Interim Financial Statements do not contain a reconciliation to U.S. GAAP of our shareholders equity or net income as of and for the six months ended June 30, 2005 and 2004. We can give no assurance that our financial information as of and for the six months ended June 30, 2005 and 2004, if reconciled to U.S. GAAP, would not reveal material differences with such information as presented under Argentine GAAP.

Presentation of Financial Information; Inflation Accounting

    Our Annual Financial Statements and our Interim Financial Statements are presented in Pesos and are prepared in accordance with Argentine GAAP except as discussed below. Significant differences exist between Argentine GAAP and U.S. GAAP, which might be material to the financial information contained herein. Such differences involve methods of measuring the amounts shown in our Annual Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Notes 17 and 18 to our Annual Financial Statements contained in Item 18 of our 20-F for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of our net loss and shareholders' equity.

    We have made no attempt to identify or quantify the impact of those differences in our Interim Financial Statements. You must rely upon your own examination of our company, the terms of this solicitation statement and the financial information contained herein and in our 20-F. You should consult your own professional advisors for an understanding of how the differences between Argentine GAAP and U.S. GAAP might affect the Interim Financial Statements.

    Under Argentine GAAP financial statements are to be restated for the effects of inflation as of September 30, 2003. In addition, Argentine GAAP requires the recognition of deferred income tax assets and liabilities on a discounted basis. As indicated in Notes 3.3 and 3.4.(e) to our Annual Financial Statements and Notes 2.3 and 2.5(f) to our Interim Financial Statements, we have discontinued the restatement of financial statements into constant currency as of March 1, 2003 and have recorded deferred income tax assets and liabilities on a non-discounted basis as required by resolutions issued by the CNV. Accordingly, our independent accountants, Price Waterhouse & Co. S.R.L. (a member firm of PricewaterhouseCoopers), Buenos Aires, Argentina issued a qualified report on our Annual Financial Statements stating that the application of the CNV resolutions represents a departure from generally accepted accounting principles in Argentina. Such qualifications would apply to the Interim Financial Statements.

    Our Annual Financial Statements and our Interim Financial Statements have been prepared assuming that we will continue as a going concern. Our independent accountants, Price Waterhouse & Co. S.R.L. (a member firm of PricewaterhouseCoopers), Buenos Aires, Argentina, issued a report on our Annual Financial Statements stating that we have been negatively impacted by the deterioration of the Argentine economy, the Argentine government's adoption of various economic measures, including the violation of our License, and the devaluation of the Peso, circumstances that led us to announce on March 25, 2002 the suspension of payment on our existing debt. Such explanatory paragraph would apply to the Interim Financial Statements as well. In their opinion, these circumstances raise substantial doubt about our ability to continue as a going concern. Our Annual Financial

Statements and Interim Financial Statements do not include any adjustments that might result from the outcome of this uncertainty. See "Risk Factors--Risk Factors Relating to Our Business".

    On August 15, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995.

    On July 16, 2002, the Argentine government issued Decree No. 1,269/02 repealing Decree 316/95 and instructing the Argentine National Securities Commission, among others, to issue the necessary regulations for the preparation of financial statements in constant currency. On July 25, 2002, under Resolution No. 415/02, the Argentine National Securities Commission reinstated the requirement to prepare financial statements in constant currency.

    On March 25, 2003, Decree No. 664/03 rescinded the requirement that financial statements be prepared in constant currency, effective for financial statements issued in future periods. On April 8, 2003, the Argentine National Securities Commission issued Resolution No. 441/03 discontinuing inflation accounting as from March 1, 2003.

    As a result of the foregoing, our statements of operations, cash flows and changes in shareholders' equity for the year ended December 31, 2002 and our financial data for the years ended December 31, 2000, 2001 and 2002, disclosed in our 20-F for comparative purposes, have been restated for inflation through February 28, 2003.

Miscellaneous

    Unless otherwise indicated, our balance sheets and statements of operations use the exchange rate as of each relevant date or period-end quoted by Banco Nacion. The quotes by Banco Nacion for such exchange rates were Ps.2.887 per U.S.$1.00 and Ps.3.4884 per Euro on June 30, 2005. The reader should not construe the translation of currency amounts in this solicitation statement to be representations that the Peso amounts actually represent U.S. Dollar or Euro amounts or that any person could convert the Peso amounts into U.S. Dollars or Euros at the rate indicated or at any other exchange rate. See "Exchange Rate Information" for information regarding exchange rates. See also "Presentation of Financial Information" and Item 3: "Key Information--Selected Financial and Operating Information" and "--Exchange Rate Information" in our 20-F.

    Certain amounts and ratios contained in this solicitation statement (including percentage amounts) have been rounded up or down in order to facilitate the footing of tables in which they are included. The effect of such rounding is not material. Such amounts, as so rounded, are also used in the text of this solicitation statement.

    The contents of our World Wide Web site are not part of this solicitation statement.

                                                                         Six Months Ended June 30,
                                                          --------------------------------------------------------
                                                                      2005                          2004
                                                          ---------------------------   --------------------------
                                                                  (unaudited consolidated financial data
                                                          in thousands of Pesos, except ratios and operating data)
                                                          --------------------------------------------------------

STATEMENT OF OPERATIONS DATA:
Argentine GAAP
     Sales(a).....................................                  430,052                          367,074
     Gross profit(b)..............................                   87,607                           85,021
     Operating income.............................                   45,459                           29,459
     Financing and holding gains (losses)(c)......                   39,419                          (46,589)
     Income (loss) before income tax..............                   86,603                          (16,782)
     Net income (loss)............................                   86,653                          (16,782)
     Weighted average number of shares outstanding                  569,171                          569,171
     Earnings (loss) per share....................                     0.15                            (0.03)
     Dividends per share..........................                       --                               --
     Earnings (loss) per ADS......................                     1.52                            (0.29)
     Dividends per ADS............................                       --                               --


BALANCE SHEET DATA:
Argentine GAAP
     Fixed assets (net of depreciation)...........                1,725,038                        1,799,779
     Total assets.................................                2,511,441                        2,408,101
     Net current assets(d)........................               (1,165,640)                      (1,218,780)
     Total financial debt(e)......................                1,549,714                        1,475,736
     Short-term financial debt....................                1,549,714                        1,475,736
     Long-term financial debt.....................                       --                               --
     Total shareholders' equity...................                  739,394                          758,936
     Number of shares.............................                  569,171                          569,171
     Total capitalization(f)......................                2,289,108                        2,234,672


OTHER FINANCIAL DATA:
Argentine GAAP
     Acquisition of fixed assets(g)...............                   18,592                           11,043
     Depreciation and amortization................                   52,948                           38,564
     Nominal gross interest.......................                   55,178                           53,144
     Interest income..............................                    6,450                            3,677
     Net interest expense(h)......................                   48,728                           49,467
     Capitalized interest.........................                      544                              550
     EBITDA(i)....................................                  100,132                           68,371
     Operating cash flow(j).......................                   70,749                           54,398

                                                                          Six Months Ended June 30,
                                                             --------------------------------------------------
                                                                      2005                          2004
                                                             ------------------------   -----------------------
                                                                   (unaudited consolidated financial data
                                                             in thousands of Pesos, except ratios and operating
                                                                                    data)
                                                             --------------------------------------------------

SELECTED FINANCIAL RATIOS:
Argentine GAAP
Liquidity ratio (current assets/current liabilities)..                      33.7%                     25.7%
Solvency ratio (shareholders' equity/total liabilities)                     41.7%                     46.0%
Fixed assets ratio (fixed assets/total assets)........                      68.7%                     74.7%
Net income margin (net income sales)..................                      20.1%                     (4.6%)
Total financial debt/total capitalization.............                      67.7%                     66.0%

Ratio of:
EBITDA to nominal gross interest......................                       1.8                       1.3
EBITDA to net interest expense........................                       2.0                       1.4
EBITDA to net interest expense plus capitalized
   interest...........................................                       2.0                       1.4
Operating cash flow to nominal gross interest.........                       1.3                       1.0
Earnings to fixed charges(k)..........................                       2.6                       0.7
Short-term debt to operating cash flow................                      21.9                      27.1

Selected Operating Data:
Total number of customers.............................                 2,003,222                 1,969,004
Residential...........................................                 1,926,785                 1,892,764
Other.................................................                    76,437                    76,240
Kilometers of pipeline................................                    15,886                    15,817
Total number of employees.............................                     1,008                       984

                                                                        Six Months Ended June 30,
                                                  -----------------------------------------------------------------------
                                                                  2005                                2004
                                                  -------------------------------------- --------------------------------
                                                        MMCM                MMCF              MMCM            MMCF
                                                  ------------------ ------------------- --------------- ----------------
Volumes Transported:(l)
   Average daily firm transportation capacity            23.6              833.4                23.4           826.4
   Average daily volume......................            23.3              822.8                22.4           791.0
   Firm (including residential)..............            10.7              376.9                11.6           409.0
   Interruptible.............................            12.6              446.0                10.8           382.1
   Load factor(m)............................            98.7%              98.7%               95.7%           95.7%

Volumes Delivered:
   Average daily volume......................            22.5              795.4                21.7           764.6
       Firm (including residential)..........            10.3              364.3                10.5           369.3
       Interruptible.........................            12.2              431.1                11.2           395.3

--------------
(a)  Represents gross revenues.
(b) Under Argentine GAAP, gross profit is defined as net sales less operating costs, which exclude administrative, selling and other expenses.
(c) Includes mainly exchange differences from our foreign currency-denominated assets and liabilities, results of exposure to inflation, holding results, interest income from our interest-bearing assets and interest expense from our outstanding debt.
(d)  Current assets minus current liabilities.
(e)  Represents the existing notes and the existing bank debt.
(f)  Total financial debt plus total shareholder's equity.
(g) Represents additions (excluding materials) and transfers to fixed assets net of capitalized interest.
(h)  Nominal gross interest less interest income.
(i) "EBITDA" is defined as earnings before financing and holding results, income tax and depreciation and amortization. EBITDA is presented because management believes it is a meaningful measure of our profitability, performance and ability to fund capital expenditures and meet future debt service and working capital requirements. EBITDA is not a measure of financial performance under Argentine GAAP and should not be considered as an alternative to (i) operating income or any other measure of performance under Argentine GAAP as a measure of performance or (ii) cash flows from operating, investing or financing activities as an indicator of financial performance or as a measure of liquidity. EBITDA is a "non-GAAP financial measure", as this term is defined under the Securities Act of 1933, as amended. As a result, we have reconciled cash flows from operating activities, the Argentine GAAP financial measure which we believe to be most comparable to EBITDA, to EBITDA:


                                                                     Six Months Ended June 30,
                                                              --------------------------------------
                                                              (unaudited consolidated financial data
                                                                      in thousands of Pesos)
                                                              --------------------------------------
                                                                 2005                         2004
                                                                 ----                         ----
     Net cash provided by operating activities...               70,749                        54,398
     Financial and holding results...............               60,793                        46,213
     Net book value of fixed assets retired......                 (966)                         (549)
     Minority interest...........................                    5                            --
     Allowance for doubtful accounts.............                   --                        (4,436)
     Allowance for inventory obsolescence........                 (396)                         (198)
     Contingencies reserve.......................                 (266)                           --
     Materials consumed..........................                 (906)                         (753)
     Changes in assets and liabilities...........              (28,881)                      (26,304)
                                                               -------                       -------
     EBITDA......................................              100,132                        68,371

(j) Net cash provided by operating activities, as derived from the statements of cash flows.
(k) Represents the ratio of (1) income before tax plus fixed charges (other than capitalized nominal interest) to (2) total fixed charges. Fixed charges consist of nominal gross interest and one-third of rental expenses (the amount deemed representative of the interest factor).
(l) Volumes transported exceed volumes delivered primarily due to gas losses occurring in the distribution system.
(m) Represents the daily average volume of gas transported under firm transportation contracts divided by the daily firm transportation capacity under such contracts.

                                  RISK FACTORS

    You should carefully consider the risks described below, in addition to the other information contained in this solicitation statement. We also may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may impair our business. In general, you take more risk when you invest in the securities of issuers in emerging markets such as Argentina than when you invest in the securities of issuers in the United States and other developed markets.

Risk Factors Relating to Argentina

  Substantially all our revenues are earned in Argentina and, thus, are highly dependent on economic and political conditions in Argentina.

    We are an Argentine corporation, or sociedad anonima, and substantially all of our operations, facilities, and customers are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina.

    The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high and variable levels of inflation and currency devaluation. For example, in 1988, 1989 and 1990, the annual inflation rates were approximately 338%, 4,924% and 1,344%, respectively, based on the Argentine consumer price index, and approximately 432%, 5,386% and 798%, respectively, based on the Argentine wholesale price index. As a result of inflationary pressures, the Argentine currency had been devalued repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate between the Argentine currency and the U.S. Dollar. In an attempt to address these pressures, the Argentine government during this period implemented various plans and utilized a number of exchange rate systems.

    Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. In April 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy by enacting Law No. 23,928 and its Regulatory Decree No. 529/1991, known as the Convertibility Law. The Convertibility Law fixed the exchange rate at one Peso per U.S. Dollar and required that Banco Central de la Republica Argentina, or the "Central Bank", maintain reserves in gold, foreign currency and certain foreign-currency denominated Argentine government bonds at least equal to the monetary base. Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 through 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product, or "GDP", to decrease by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001, and 10.9% in 2002. Beginning in the
second half of 2001, Argentina's recession worsened significantly, precipitating the political and economic crisis described in greater detail below.

    Beginning in December 2001, the Argentine government implemented a number of monetary and foreign exchange control measures that included restrictions on the free disposal of funds deposited with banks and on the transfer of funds abroad without prior approval by the Central Bank, certain of which are still in effect. On December 6, 2001, the Argentine government suspended payment on certain of Argentina's foreign debt. On January 6, 2002, the Argentine Congress enacted Law 25,661, or the Public Emergency Law, which introduced dramatic changes to Argentina's economic model and amended the currency board that had pegged, statutorily, the Peso at parity with the U.S. Dollar since the enactment of the Convertibility Law in 1991. The Public Emergency Law is in effect until December 31, 2005 by virtue of Law 25,972. The Public Emergency Law empowered the Argentine government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term, such as setting the exchange rate between the Peso and foreign currencies. Since the appointment on January 1, 2002 of President Eduardo Duhalde by the Argentine Congress, the Argentine government has implemented measures, whether by executive order, Central Bank regulation or legislation passed by the Argentine Congress, including:

    o ratifying the suspension of payment of certain of Argentina's sovereign debt declared by interim President Rodriguez Saa;

    o amending the Convertibility Law to end the fixed rate of exchange of one Peso per U.S. Dollar, resulting in volatility and devaluation of the Peso;

    o converting certain U.S. Dollar-denominated loans by financial institutions in the Argentine financial system into Peso-denominated loans, or "pesification" at a one-to-one exchange rate plus an adjustment for CER or for variations in salaries (Coeficiente de Variacion de Salarios) or "CVS", as the case may be;

    o converting U.S. Dollar-denominated bank deposits in financial institutions in the Argentine financial system into Peso-denominated bank deposits at an exchange rate of Ps.1.40 per U.S.$1.00 plus an adjustment pursuant to CER;

    o requiring the obligatory sale, currently suspended, by all banks of all their foreign currency held in Argentina to the Central Bank at an exchange rate of Ps.1.40 per U.S.$1.00 (in the case of U.S. Dollars) or at an equivalent rate (in the case of other currencies);

    o converting most foreign currency-denominated obligations of entities in Argentina to non-financial institutions in Argentina into Peso-denominated obligations at a one-to-one exchange rate (in the case of obligations denominated in Dollars) or at a comparable rate (in the case of obligations denominated in another foreign currency), plus an adjustment pursuant to the CER or the CVS, as the case may be, plus an equitable adjustment in certain cases;

    o restructuring the maturity of, and interest rates on, domestic bank deposits and maintaining restrictions on withdrawals of those deposits;

    o enacting an amendment to the charter of the Central Bank to allow it to
      (1) print currency in excess of the amount of foreign reserves it holds,
      (2) make short-term advances to the Argentine government and (3) provide financial assistance to financial institutions in the Argentine financial system with liquidity constraints or solvency problems;

    o converting public service tariffs, including ours, which had been originally calculated in U.S. Dollars, into Pesos at a one-to-one exchange rate (pesification of tariffs);

    o freezing public service tariffs, including ours, and not permitting indexation of any kind in contracts executed after the effective date of the Public Emergency Law;

    o authorizing the Argentine government to renegotiate public utility contracts, licenses and concessions, and service tariffs, including ours;

    o imposing restrictions on transfers of funds abroad subject to certain exceptions (most of which have recently been lifted); and

    o requiring the deposit into the Argentine financial system of foreign currency earned from exports, subject to certain exceptions.

    During 2002, Argentina experienced a severe recession and a political and economic crisis, and the abandonment of U.S. Dollar-Peso parity led to significant devaluation of the Peso against major international currencies. Argentine government measures concerning the economy, including measures related to inflation, interest rates, foreign exchange controls, renegotiations of public utility tariffs, pesification and freezing of public utility tariffs and taxes, have had and continue to have a material adverse effect on many private sector entities, including us. In addition, the general economic situation in Argentina, including high unemployment, material decreases in incomes or other factors may lead the executive, legislative or judicial branches of the Argentine government to issue decrees, adopt laws or issue injunctions, respectively, requiring gas distribution companies (including us) to end, either temporarily or on a longer-term basis, their practice of terminating service for nonpayment as presently authorized by the regulatory framework under which they operate.

    Although economic indicators of the Argentine economy stabilized in 2003 and 2004, including an increase in GDP of 8.7% in 2003 and 9.0% in 2004, lower rates of inflation and a stabilization of the exchange rate of the Peso against the U.S. Dollar, we cannot assure you that future economic, financial, political and social developments in Argentina, over which we have no control, will not further adversely affect our business, financial condition or results of operations or our ability to make payments of principal and/or interest on our outstanding indebtedness. The macroeconomic situation in Argentina and the actions taken by the Argentine government pursuant to the Public Emergency Law may continue to adversely affect us.

  Argentina's default on its public debt could prolong its current financial difficulties.

    Due to a failure to meet fiscal deficit targets, including those for the fourth quarter of 2001, on December 5, 2001 the International Monetary Fund, or the "IMF", suspended further disbursements to Argentina. This decision deepened Argentina's economic and political crisis.

    On December 23, 2001, interim President Rodriguez Saa declared the suspension of debt payments on approximately U.S.$63 billion of Argentina's sovereign debt which amounted to approximately U.S.$144.5 billion as of December 31, 2001. On January 2, 2002, President Duhalde ratified this decision. Consequently, the principal international rating agencies lowered the rating of Argentina's sovereign debt to default status.

    In January 2002, President Duhalde initiated talks with the IMF. On January 24, 2003, the IMF approved an eight-month Stand-by Credit Facility for Argentina of approximately U.S.$2.98 billion that was designed to provide transitional financial support through the period ending August 31, 2003. The Stand-by Credit Facility, which replaced Argentina's prior arrangements with the IMF, did not provide new funds but rather was to be used to refinance existing obligations. In addition, the IMF agreed to extend by one year the maturity of U.S.$3.8 billion in payments Argentina was scheduled to make through August 2003. On September 10, 2003, the Argentine government and the IMF reached an agreement, or the "IMF Agreement", to postpone for a period of three years the maturity date of certain amounts owed by Argentina to the IMF and other international credit organizations, including the World Bank, the Interamerican Development Bank and the Paris Club creditors. The IMF Agreement included several obligations of the Argentine government, including the obligation to renegotiate its debt with private creditors, to renegotiate agreements with public utility companies and to review the tariffs charged under such agreements in light of the interests of users, the income of such companies and the possible effect of such renegotiation on the distribution of income.

    In an effort to restructure its sovereign debt held by private sector investors, or the "Argentine Restructuring", the Argentine government offered its creditors three types of bonds in exchange for the Argentine sovereign debt they held as well as bonds in lieu of past due interest on such sovereign debt.

    As of the date of this solicitation statement, the Argentine government has restructured approximately 76% of its public debt with private creditors, leaving approximately U.S.$40.0 billion of its debt to private creditors unrestructured and past due. We cannot predict if any other restructuring the Argentine government may propose to creditors that did not participate in the Argentine Restructuring will end in a successful restructuring of their debt, or the consequences that failure to restructure such debt may have on the Argentine economy.

    The Argentine government's difficulties in obtaining financing can be expected to significantly affect its ability to implement any reforms and maintain economic growth. This may result in a return of recessionary conditions, higher inflation, greater unemployment, and greater social unrest. If this happens, our financial condition and results of operations would likely continue to be materially adversely affected.

  The Argentine financial system is gradually recovering, but is still dependent on governmental support in order to prevent future collapses.

    In 2001, especially in the fourth quarter, a significant amount of deposits was withdrawn from institutions in the Argentine financial system as a result of increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. The magnitude of deposit withdrawals, the general unavailability of external or local credit and the obligatory restructuring of public sector debt with local holders (a substantial portion of which was placed with banks), created a liquidity crisis which undermined the ability of Argentine banks to pay their depositors. To prevent a run on the U.S. Dollar reserves of local banks, on December 1, 2001 the De la Rua administration restricted the amount of cash that local depositors could withdraw from banks and introduced foreign exchange controls restricting capital outflows. These measures, known as the "corralito", were replaced by the Duhalde administration which, in an attempt to stop the continuing drain on bank reserves, implemented measures, known as the "corralon", which regulated how and when money in savings and checking accounts and maturing term deposits would become available to depositors. Despite the corralito and corralon, between January 1 and April 30, 2002, approximately Ps.13.0 billion were withdrawn from banks as the result of judicial orders, an average of Ps.109 million per day.

    On February 4, 2002, pursuant to Emergency Decree No. 214/2002, the Argentine government converted all foreign currency-denominated bank deposits with institutions in the Argentine financial system into Peso-denominated deposits. The disparity between the rate of conversion to Pesos of foreign currency-denominated deposits with financial institutions in the Argentine financial system (at the rate of Ps.1.40 per U.S.$1.00 or a comparable rate for deposits denominated in other currencies) and the rate of conversion to Pesos of foreign currency-denominated loans held by those financial institutions (at a rate of Ps.1.00 per U.S.$1.00 or a comparable rate for loans denominated in other currencies), referred to as "asymmetric pesification", had a substantial material adverse effect on the financial condition of those financial institutions. In order to mitigate such adverse effect, the Argentine government adopted Decree No. 214/2002, Decree No. 905/2002 and other applicable resolutions to compensate those financial institutions for the damages they suffered on account of asymmetric pesification of loans and deposits.

    In a decision dated March 5, 2003, the Supreme Court of Argentina struck down on constitutional grounds the mandatory conversion to Pesos of U.S. Dollar deposits held by the Province of San Luis with Banco Nacion pursuant to Emergency Decree No. 214/2002. Under Argentine law, Supreme Court rulings are limited to the particular facts and defendant in the case; however, lower courts tend to follow the precedents set by the Supreme Court. There are also numerous other cases in the Argentine judicial system challenging the constitutionality of pesification pursuant to the Public Emergency Law. However, in July 2004, the Supreme Court rejected the claim of an investor who had voluntarily accepted pesification of his deposits and was claiming the difference between the value of those pesified deposits and the value of those deposits in U.S. Dollars. In October 2004, the Supreme Court further determined that mandatory pesification was a reasonable measure for the Argentine government to have taken due to the economic crisis and the resulting run on deposits.

    Through Decree No. 739/2003 dated March 28, 2003 the Argentine government made a further attempt to eliminate the corralon by giving holders of deposits originally denominated in foreign currency the option to exchange such deposits for Pesos at a rate of Ps.1.40 per U.S.$1.00 (in the case of deposits originally denominated in U.S. Dollars) or at a comparable rate (in the case of deposits originally denominated in another foreign currency) adjusted pursuant to the CER, plus accrued interest, and for 10-year U.S. Dollar-denominated bonds to be issued by the Argentine government in an amount equal to the difference between the amount in Pesos to be received by the depositors and the Peso equivalent of the amount of the original deposit at the exchange rate applicable on April 1, 2003. This offer was accepted by holders of approximately 50% of such deposits.

    The factors mentioned above have increased the pressures on an already weakened Argentine financial system. Certain foreign controlled banks have closed their operations in Argentina. Given depositors' loss of confidence in the Argentine financial system, the elimination of the corralon could result in an attempt by depositors to withdraw their deposits and convert the resulting Pesos into U.S. Dollars. Any such pattern of withdrawals would reverse the recent increase in the level of bank deposits while heavy conversions to U.S. Dollars could cause a sharp increase in the Peso/U.S. Dollar exchange rate and in inflation. Moreover, due to the liquidity problems of banks in the Argentine financial system, these withdrawals could result in the collapse of the Argentine financial system and could exacerbate the depreciation of the Peso. As of the date of this solicitation statement, such pattern of withdrawals had not occurred.

    The Argentine banking system's collapse, or the collapse of one or more of the larger banks in the system, would have a material and adverse effect on Argentina's prospects for economic recovery and political stability, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers.

Such a collapse and its effect on consumers could also have a material and adverse effect on us, including lower usage of our services and a higher level of delinquent and uncollectible accounts.

    The relative stability of the exchange rate and the lower inflation rate and higher investor confidence in 2003 and 2004 as compared to 2001 to 2002 have led to a gradual increase in the level of deposits with the financial system during 2003 and 2004. In 2003, certain interest rates dropped due to the higher liquidity of the financial system resulting from the fact that loans by financial institutions have not increased as much as the rate of increase in deposits. In 2004 and 2005, deposits continued increasing as a result of the Argentine government's high fiscal surpluses. Notwithstanding the existence of higher liquidity levels, we cannot assure you that companies, like us, with foreign currency denominated financial debt will obtain sufficient funds to refinance their debt.

  The devaluation of the Peso, the pesification and freezing of our tariffs and the macroeconomic conditions currently prevailing in Argentina have had, and may continue to have, a material adverse effect on our results of operations and financial condition.

    The Argentine government's economic policies and any future decrease in the value of the Peso against the U.S. Dollar could adversely affect our financial condition and results of operations. The Peso has been subject to large devaluation in the past and may be subject to significant fluctuations in the future.

    The Public Emergency Law put an end to ten years of U.S. Dollar-Peso parity and authorized the Argentine government to set the exchange rate between the Peso and other currencies. The Argentine government initially established a dual exchange rate of Ps.1.40 per U.S. Dollar for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the floating of the Peso, the Peso has fluctuated significantly, causing the Central Bank to intervene in the foreign exchange market to limit changes in the value of the value of the Peso by selling U.S. Dollars and, more recently, by buying U.S. Dollars. As of November 4, 2005 the exchange rate was Ps. 2.98 per U.S. Dollar. See "--Exchange Rate Information" for additional information regarding Peso/U.S. Dollar exchange rates.

    We cannot assure you that future policies adopted by the Argentine government will be able to limit the volatility of the value of the Peso and, therefore, the Peso could be subject to significant fluctuations which could materially and adversely affect our financial conditions and results of operations. As most of the Argentine government's financial liabilities are U.S. Dollar-denominated, there has been an increase in Peso terms in the amount of the Argentine government's total debt as a result of the Peso's devaluation. Peso-denominated tax revenues constitute the majority of the Argentine government's tax receipts and, notwithstanding their nominal increase due to inflation, tax revenues have decreased in U.S. Dollar terms. Therefore, the Argentine government's ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the Peso.

    We realize substantially all of our revenues in Argentina and in Pesos and, as a result, the devaluation of the Peso and the pesification and freezing of our tariffs have had a material adverse effect on our ability to service our indebtedness which is largely denominated in foreign currency and has significantly increased in Peso terms. In addition, the Peso cost of approximately 12% of our expenses denominated in foreign currency and of our imported goods (including capital goods) has increased due to such devaluation. Furthermore, the devaluation of the Peso has had a material adverse effect on our financial condition as the Peso-denominated book value of our assets has not increased at the same rate as has the Peso-denominated book value of our largely foreign currency-denominated indebtedness. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operations and financial condition. As of June 30, 2005, our debt denominated in foreign currency was the equivalent of U.S.$536.8 million (including default interest).

    It is impossible to predict whether, and to what extent, the value of the Peso may further depreciate or appreciate against the U.S. Dollar and how those uncertainties will affect consumption of gas services. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact these changes could have on our financial condition and results of operations.

  The Argentine economy may experience significant inflation and none of our Peso revenues are subject to indexing.

    On January 24, 2002, the Argentine government amended the charter of the Central Bank to allow the Central Bank to print currency without having to maintain a fixed and direct relationship to foreign currency and gold reserves. This amendment allows the Central Bank to make short-term advances to the Argentine government to cover its anticipated budget deficits and to provide assistance to financial institutions with liquidity or solvency problems.

    If the Central Bank issues significant amounts of currency to finance public sector spending or to assist financial institutions in distress, inflation could result. During 2003, 2004 and the first half of 2005, the Argentine consumer price index increased by 3.7%, 6.1% and 6.1%, respectively, and the wholesale price index increased by 2.0%, 7.9% and 3.6%, respectively. In the past, inflation materially undermined the Argentine economy and the Argentine government's ability to create conditions that would permit growth. If the value of the Peso cannot be stabilized by positive expectations for Argentina's economic future as well as by strict fiscal and monetary policies, an increase in inflation rates can be expected.

    We derive the principal portion of our revenues from monthly basic charges payable in Pesos. Prior to the enactment of the Public Emergency Law, those charges were linked to a rate per unit of usage calculated in U.S. Dollars and we also had the right to adjust that rate semiannually in accordance with variations in the U.S. producer price index. Pursuant to the Public Emergency Law, provisions requiring adjustments in agreements for the provision of public utility services between the Argentine government and the providers of those services (including ourselves) based on foreign inflation indexes and all other indexation mechanisms have been revoked, and the tariffs for the provision of such services are now converted from their original Dollar values to Pesos at a rate of Ps.1.00 per U.S.$1.00. Unless our tariffs increase at a rate at least equal to the rate of inflation, any further increase in the rate of inflation will result in decreases in our revenues in real terms and will adversely affect our results of operations.

    We are in the process of renegotiating our tariffs with the Argentine government. We cannot give you any assurance that the outcome of this renegotiation will be favorable to our future economic and financial position. See "--Risk Factors Relating to Our Business".

  Exchange controls may prevent us from servicing our foreign currency-denominated debt obligations.

    Beginning in December 2001, the Argentine government implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions on making certain transfers abroad, including transfers in connection with repayments to foreign creditors. Those regulations, which were constantly modified from the time they were first enacted and which applied to us, have since been lifted. Currently, local companies may, without the Central Bank's approval: (a) transfer funds abroad for the payment of interest when due (or up to 15 days in advance of the due date) and pay interest in the context of a restructuring process, and (b) transfer funds abroad for the payment of principal at maturity (or up to 15 days in advance of the due date) and prepay principal in the context of a restructuring process, provided that (x) the amount prepaid does not exceed the present value of the debt which is being prepaid, and (y) the new terms and conditions of the restructured debt, including the amounts prepaid, do not result in an increase of the present value of the entire debt. The present value is to be calculated based on the implied interest rate for U.S. Dollar forward transactions in regulated markets. Prior to the transfer of funds abroad for the payment or redemption of principal and interest, the financial entity making the transfer must verify that the debtor has complied with all information requirements.

    In addition, futures contracts, forward contracts and other derivative instruments, with some exceptions, require Central Bank approval, as does obtaining foreign currency to settle such transactions.

    Funds received in a foreign currency by Argentine residents, from the sale of non-financial and non-manufactured assets such as patents, commercial brands, copyrights, royalties, licenses, concessions, leases and other transferable contracts, must be exchanged for Pesos in the local foreign exchange market within thirty (30) days from the date of the receipt of such funds. Access to the foreign exchange market is limited to Argentine residents and Argentine companies who desire to make portfolio or other liquid investments abroad, as long as they comply in a timely manner with their payments of their foreign debt.

    Pursuant to Decree No. 616/2005, (i) the maturity of new foreign currency indebtedness incurred by residents of Argentina shall be at least 365 days, except for foreign trade financing and new issuances of debt securities that are offered publicly in Argentina and are listed on an Argentine stock exchange and
(ii) any transfer to Argentina of funds of non-residents aimed at (a) holding local currency; (b) acquisition of financial assets or liabilities (excluding direct foreign investment and new issuances of debt securities that are offered publicly in Argentina and are listed on an Argentine stock exchange); and (c) investment in sovereign debt securities acquired in the secondary market is subject to the following restrictions: (x) such funds may not be transferred abroad for at least 365 days after they are transferred to Argentina; (y) the foreign currency must be exchanged in the local foreign exchange market and deposited in a local financial institution; and (z) the investor must make a deposit with a local financial institution of 30% of the amount of the relevant investment for 365 days.

    We cannot assure you that further restrictions on transfers of funds abroad will not be established or reinstated and, if they are, whether they will prevent us from servicing our foreign currency-denominated financial debt including the exchange notes.

  The stability of the Argentine banking system is uncertain

    Due to the above mentioned financial difficulties, extreme volatility and uncertainty created by court decisions, the Argentine banking system as a whole may be subject to a lack of confidence, and a large number of depositors may seek to withdraw all of their deposits and convert their Pesos into Dollars in the future. If this were to occur, the Argentine government may be required to provide additional financial assistance to banks. If the Argentine government is not able to provide this assistance and these withdrawals are significant, this could lead to the collapse of one or more large banks or even the entire Argentine financial system.

    The Argentine banking system's collapse or the collapse of one or more large banks would have a material adverse effect on the economy and political stability of Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on us, resulting in lower usage of our services and the possibility of a higher level of delinquent or uncollectible accounts.

Risk Factors Relating to Our Business

  The effects on us of the economic crisis in Argentina and of recent changes in regulations have given rise to conditions that raise a substantial doubt as to our ability to continue as a going concern.

    Our Annual Financial Statements and our Interim Financial Statements included in this solicitation statement (including our 20-F) have been prepared assuming that we will continue as a going concern. Our independent accountants, Price Waterhouse & Co. S.R.L. (a member firm of PricewaterhouseCoopers), Buenos Aires, Argentina, issued a report on our Annual Financial Statements stating that we were negatively impacted by the deterioration of the Argentine economy, the Argentine government's adoption of various economic measures, including the violation of the contractually agreed License terms and the devaluation of the Peso, circumstances that led us to announce on March 25, 2002 the suspension of payment on our financial debt. In their opinion, these circumstances raise substantial doubt about our ability to continue as a going concern. Our Annual Financial Statements and our Interim Financial Statements do not include any adjustments that might result from the outcome of this uncertainty. Such explanatory paragraph would apply to the Interim Financial Statements as well.

  On March 25, 2002, we suspended our payments of principal and interest on all of our financial debt, and the failure by us to refinance our debt may cause our bankruptcy and the forfeiture of our License.

    As of June 30, 2005 our aggregate financial debt amounted to the equivalent of U.S.$536.8 million. On March 25, 2002, we suspended principal and interest payments on all of our financial indebtedness and we are currently managing our cash flow in order to be able to continue to provide legally mandated licensed public services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".

    Our results of operations, financial condition and cash flows have been materially and adversely affected as a direct result of several crisis-related events:

    o the conversion to Pesos of our U.S. Dollar-denominated tariffs on a one-to-one basis, leading to a mismatch between our Peso-denominated cash flow and foreign currency-denominated debt payments;

    o the massive devaluation of the Peso which has correspondingly reduced the real value of our tariffs and increased the Peso amount of our indebtedness;

    o the freezing of our tariffs; and

    o the deterioration in the ability of our customers to pay their bills. See "--Risk Factors Relating to Argentina--Substantially all our revenues are earned in Argentina and, thus, are highly dependent on economic and political conditions in Argentina".

    On December 31, 2003, we received a notification from Citibank, N.A., acting as trustee for our Series C Notes, of the acceleration of the Series C Notes.

    Our creditors are entitled to require immediate repayment of substantially all of our financial debt and to seek to exercise remedies, including without limitation, seeking to obtain and enforce attachment against our assets. If we are not able to reach a satisfactory agreement with our creditors we will likely be forced to conduct reorganization or liquidation proceedings, which could cause the forfeiture of our License. See Item 4: "Information on the Company--Business Overview--Regulatory Framework--The Gas Act and Our License--Penalties and Revocation" in our 20-F.

    Creditors allegedly holding existing debt of approximately Ps.12.3 million have filed executory proceedings (juicios ejecutivos) and served us with the relevant process. We have filed appropriate answers in each of these proceedings and requested that such petitions be rejected. Some of the creditors have obtained preliminary attachments over our bank deposits and real estate and, among them, some have already obtained a lower court resolution in their favor. Each of these resolutions was appealed by us, however, four such appeals have already been determined against us and we have paid amounts equal to approximately Ps. 4.5 million in satisfaction of these judgments. The outcome of the other appeals is still pending as of the date of this solicitation statement.

    In addition to rights granted by law to our bank creditors to set off against our deposits with them amounts we owe them, certain of our agreements with certain of our bank creditors contain provisions authorizing them to debit our accounts for amounts we owe them or to set off such amounts against our deposits with them. One of our bank creditors has exercised its right to such setoff in the amount of approximately Ps. 1.5 million and we cannot assure you that one or more of our bank creditors will not avail themselves of their rights and provisions or that, if they do, the resulting debits or setoffs will not have a material adverse effect on us.

    In order to ensure the continuity and quality of public utility services, Decree No. 1834/02 provided that neither the filing of a reorganization proceeding by us nor the filing of a bankruptcy petition against us on or before the end of the public emergency period would cause the termination of our License. Law No. 25,972 extended this term until December 31, 2005. We cannot assure you that this Decree will remain in effect after that date or that a failure to refinance our debt may not have a material adverse effect on us.

  In January 2002, the Argentine government pesified and froze our tariffs and the current renegotiation of our tariffs may result in new tariffs that may have a material adverse impact on our future financial position; we may have operating losses as a result.

    In January 2002, pursuant to the Public Emergency Law, the tariffs which we charge our customers were converted from their original Dollar values to Pesos at a rate of Ps.1.00 per U.S.$1.00 and our tariffs were also frozen. The Public Emergency Law also authorized the Argentine government to renegotiate its contracts (including our License) related to public works and services. We are currently in negotiations with UNIREN regarding the tariffs we may charge in the future.

    According to the Public Emergency Law, the government must consider the following factors when negotiating the new tariff regime:

    o the effect of these tariffs on the competitiveness of the general economy and on the distribution of income,

    o the service standards,

    o the investments which licensed companies have been authorized to make and have made,

    o consumer protection and accessibility of the services,

    o the security of the systems, and

    o profitability of the public service companies.

    The outcome of our License and tariff renegotiation is uncertain both as to its timing and final form. Only one gas distribution company has reached an agreement with the Argentine government relating to the renegotiated terms of its license and tariffs. Such gas distribution company is presently attempting to obtain the approvals of the Executive Branch and the Congress that are required for those terms to become effective. We have not agreed to similar terms in our negotiations with UNIREN because of differences between our situation and that of such other gas distribution company. Therefore we cannot assure you if and when the renegotiation process will conclude nor can we assure you whether the renegotiation process will result in additional restrictions (for example, required capital expenditures which prove to be unprofitable or a requirement that we agree to indemnify the government should our shareholders seek legal redress against the government) or that the tariffs that result from the renegotiation will be sufficient to allow us to service our indebtedness after the restructuring or maintain their value in U.S. Dollars or Pesos over time to compensate for any past and future increases in inflation or devaluation of the Peso. Inflation in terms of the wholesale price index and the consumer price index for the year ended December 31, 2002 was 119% and 41%, respectively, and the devaluation of the Peso against the U.S. Dollar amounted to 237% during that year. Inflation in terms of the wholesale price index and the consumer price index for the year ended December 31, 2003 was 2.0% and 3.7%, respectively, and the revaluation of the Peso against the U.S. Dollar amounted to 12.9% during such year. Inflation in terms of the wholesale price index and the consumer price index for the year ended December 31, 2004 was 7.9% and 6.1%, respectively, and the devaluation of the Peso against the U.S. Dollar amounted to 1.5% during such year.

    Pursuant to the process established for the renegotiations, we have submitted both an interim request for a tariff increase and a comprehensive proposal regarding our tariff regime within the prescribed time periods. We do not know when the renegotiations will be concluded and whether they will be concluded in a manner that will not have a material adverse effect on us. Moreover, even if the renegotiations are concluded and we reach an acceptable settlement with the Argentine government, it is possible that any such settlement will lead to social unrest or protests by our customers, thereby hindering the implementation of the settlement agreement.

    On January 24, 2003, the Argentine government issued Emergency Decree No. 120/2003, which established that the Argentine government may provide for interim tariff increases or adjustments until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed. On January 30, 2003, Decree No. 146/2003 and Resolution No. 2,787/2003 issued by ENARGAS, provided an interim tariff increase of approximately 10% for the electricity and gas sectors. On January 30, 2003, we started invoicing our customers with the increased tariffs. However, the National Ombudsman, the Ombudsman of the City of Buenos Aires and a number of consumer advocacy organizations filed objections to both decrees with various courts and, pursuant to these objections, a court issued a preliminary injunction prohibiting the increase provided for by these tariffs. As a result of such injunction, on February 27, 2003, we suspended the invoicing of our customers at the increased tariff level and resumed invoicing at the former lower tariff levels.

    In October 2004 ENARGAS issued Resolution No. 3,092/2004, which established a new tariff framework applicable to the period from October, 2004 to April, 2005. This new tariff framework is in accordance with Resolution No. 208/2004 which represents an agreement among gas producers and ENARGAS. We cannot assure you that we will receive any further interim tariff increases, or if we do, that we will not be enjoined from increasing our tariffs pursuant to any such increase. Furthermore, even if we are successful in obtaining approval of our proposed tariff increases, we cannot assure you that such increases will not result in greater rates of payment default by our customers.

    In April 2005, the Energy Secretariat issued Resolution No. 624, which established a Program of Rational Use of Natural Gas. This program established the categories of active subjects (small consumers) and passive subjects (large consumers). The active subjects are encouraged to save energy through discounts in invoicing, and fined for consumption above certain specified levels. When fines imposed on active or passive users exceed discounts in invoicing, this amount is placed in a fiduciary fund to be used for energy projects by the Energy Secretariat.

    An agreement was reached on July 1, 2005 between producers and the Energy Secretariat on an increase in gas prices for industrial customers and CNG customers. This increase has not been approved by ENARGAS and these increased rates are not yet in effect.

    Resolution No. 3,227 was issued on July 13, 2005, which returned the value of the "daily difference" for residential customers and small businesses to those established in Resolution No. 3,092/2004, resulting in no tariff increases for these clients. The "daily difference" is the difference between our estimated cost of gas and our actual cost of gas attributable to the volumes of gas we purchase under each gas purchase contract.

    We have been engaged in the ongoing renegotiation of our tariffs with the Argentine government. In May 2005, well-head gas prices were increased for our industrial customers. However, our transmission and distribution tariffs continue to be frozen in Pesos by ENARGAS. The Argentine government has extended the period for completion of the renegotiation of our tariffs to December 2005.

    During July 2005, the Argentine government reached an agreement on the renegotiation of the license terms of Gas Natural Ban S.A., the second largest gas distribution company in Argentina. On January 13, 2005, UNIREN provided us with a proposal for the renegotiation of our License, which we rejected on the grounds of incompleteness. Even though UNIREN's proposal was rejected by us, it was submitted by UNIREN to a public hearing on April 22, 2005. Following the public hearing, we have engaged in various informal discussions with UNIREN on the terms of our License. On June 16, 2005, UNIREN submitted a revised proposal to us including a number of items we had requested in the course of our informal discussions with UNIREN. As of the date of the solicitation statement our discussions with UNIREN are still pending.

    Future negative economic developments may result in the adoption of further measures by the Argentine government, including changes to measures already adopted. We cannot assure you what effect these developments and measures may have on the value of our assets or our results of operations.

  The energy industry in Argentina has experienced an increase in the demand for natural gas that may not be met by current gas and transportation supply and which could lead to our inability to satisfy the needs of our customers.

    Under the Public Emergency Law, gas distribution and transportation tariffs were converted from U.S. Dollars to Pesos at a one-to-one rate and were frozen and the price charged by producers of natural gas was pesified and frozen, resulting in the price of natural gas being substantially lower on an energy-equivalent basis than the prices of competing fuels. These factors led to a substantial increase in the demand for natural gas and, combined with low investments in facilities for the production, transportation and distribution of natural gas as a result of the unfavorable economic environment, produced a large disparity between demand for and supply of natural gas and gas transportation capacity.

    Further, pursuant to Resolution No. 208 issued by the Energy Secretariat, Notes Nos. 2,975, 3,332 and 3,674 issued by ENARGAS and Note No. 671 issued by the Federal Planning Ministry, ENARGAS is permitted to redistribute gas volumes that we have contracted to receive from gas producers under our renegotiated gas agreements to other gas distribution companies.

    As a consequence of the foregoing, we cannot assure you that we will be able to obtain sufficient natural gas and natural gas transportation capacity to fulfill our customers demand for natural gas which could have a material adverse effect on our cash flow and results of operations.

  Our revenues may be adversely affected by increases in the supply of hydroelectric power.

    Under the Argentine electrical regulatory system, electricity generators are dispatched in ascending order of marginal cost of generation. Since hydroelectric generation plants generate power at a marginal cost that is lower than the marginal cost of generation by other types of power plants (including our power plant customers), a material increase in power generated by hydroelectric generating stations displaces a material amount of power generated by other types of power plants (including our power plant customers) and causes a corresponding decrease in our sales to those customers. Both heavy precipitation and a material increase in installed hydroelectric generation capacity will, unless the related power is exported or unless transmission facilities are insufficient to transmit such power, most likely increase the supply of hydroelectric power, thereby reducing thermal generation and, as a result, our sales to power plants. The effect of this displacement is particularly adverse to us if it occurs during the warmer months of the year, the period during which our sales to power plants typically represent a significant portion of our revenues and permit us to use our excess firm transportation capacity.

  We operate in a regulated industry. Changes in the regulatory framework applicable to us may have a material adverse effect on our financial performance.

    As a result of the economic volatility experienced in Argentina since 2001, the Argentine government implemented various regulatory measures that impact the operations of gas distribution companies, including us, including, for example, the creation of an electronic gas market, a trust fund for investment in natural gas transportation and distribution, suspension of exports of natural gas and setting of certain discounts or surcharges to certain users. In addition, several bills were submitted to Congress setting forth a new regulatory framework for public services rendered by companies (including us) created by the privatization of state-owned utilities.

    We cannot assure you that the interpretation and application of the above mentioned regulations, together with any changes to the regulatory framework would not materially and adversely affect us. See Item 4: "Information on the Company--Business Overview--Regulatory Framework--New Regulations" in our 20-F.

  We have been subject to, and may continue to be subject to, adverse tariff adjustments.

    We operate in a regulated industry and, accordingly, our results of operations depend on the applicable regulatory framework and the interpretation and application of such framework by ENARGAS, the agency of the Argentine government created to regulate privatized gas transportation and distribution companies. ENARGAS' interpretation and application of the regulatory framework has been adverse to our business on a number of occasions. Pursuant to the framework that regulated the public service of gas distribution in Argentina, the distribution tariffs are required to be adjusted periodically to reflect changes in the cost of purchased gas as well as other taxes and charges we incur in order to distribute gas to our customers. Notwithstanding the foregoing, ENARGAS has limited on several occasions the pass-through of the cost, taxes charges of gas we purchased, thus preventing us from recovering approximately Ps.32.8 million with respect to our purchases of gas from 1995 through February 2005. We have filed appropriate appeals in respect of these matters, some of which have been rejected. Future interpretations and applications of the regulatory framework by ENARGAS, including future limitations on the pass-through of material gas purchase costs, taxes and charges, could materially and adversely affect us. See Item 4: "Information on the Company--Business Overview--Tariffs--US PPI Adjustments to

Tariffs and Related Disputes", "--Information on the Company--Tariffs--Gas Purchase Price Adjustments to Tariffs and Related Disputes" and "Information on the Company--Business Overview--Regulatory Framework" in our 20-F.

    On January 10, 2000, ENARGAS issued Resolution No. 1,477, which adjusted our tariffs as of January 1, 2000 without including an adjustment to reflect an increase in the US Producer Price Index Industrial Commodities, or "US PPI", as contemplated by our License prior to the enactment of the Public Emergency Law. The US PPI adjustment would have resulted in a 3.78% increase in the transportation and distribution components of our tariffs as of that date. ENARGAS' failure to include a US PPI adjustment was due to the fact that, in negotiations with ENARGAS and the Argentine government, the distribution and transportation companies agreed to defer the billing of the amounts related to the US PPI adjustment for the first six months of 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover during the ten-month period following July 1, 2000 the uncollected amounts attributable to the application of the US PPI to our tariffs for the first half of 2000. See
Item 4: "Information on the Company--Business Overview--Regulatory Framework--Tariffs" in our 20-F.

    On July 17, 2000, the distribution and transportation companies, ENARGAS and the Argentine government agreed to increase tariffs as from July 1, 2000 (a) to reflect the US PPI adjustment which, by virtue of the agreement referred to in the preceding paragraph, was not added to tariffs as of January 1, 2000 and (b) by the amount which would have been billed during the first six months of 2000 on account of such US PPI adjustment if it had been added to tariffs on January 1, 2000 and to have such increase recovered, together with accrued interest, as follows: (x) 30% from July 1, 2000 through April 30, 2001, and (y) the remaining 70% from October 1, 2000 through April 30, 2001. Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments for the period from July 1, 2000 through June 30, 2002 and to create a "PPI Stabilization Fund". The PPI Stabilization Fund became effective on July 1, 2000 and was comprised of the amounts that result from the difference between the tariffs actually charged and the tariffs that would have been charged through June 30, 2002 if such US PPI adjustment had been added to tariffs as contemplated by the regulatory framework. The Argentine government ratified the foregoing by Decree No. 669 dated August 4, 2000. In light of the foregoing, we accrued the deferred amounts during the deferral period, together with interest at an 8.2% annual rate.

    On August 29, 2000 we were notified that, in a proceeding initiated by the National Ombudsman of Argentina, a court order had been issued suspending Decree No. 669/2000 on the grounds that the tariff adjustment pursuant to a mechanism of indexation based on a foreign index was illegal under the Convertibility Law. An appeal against the injunction and a challenge to the National Ombudsman's jurisdiction was made by ENARGAS, the Ministry of Economy and the gas licensees, including us, but was rejected. ENARGAS subsequently informed us that the tariffs would revert to the ones in force prior to Decree No. 669/2000, that is, without the US PPI linkage. Since the Public Emergency Law eliminated the US PPI adjustment of tariffs, we are not pursuing the appeal of such decision to the Supreme Court. However, we will continue to challenge the decision ruling the US PPI adjustment illegal and will try to recover it up to the effective date of the Public Emergency Law.

    In view of the above described scenario and the recent developments which have occurred in the context of the Argentine financial crisis explained above, we wrote off as an "Extraordinary Loss" in 2001 the difference between the income we had accrued during 2000 and 2001 attributable to unbilled US PPI adjustments less expenses we had accrued during such period on account of increases in transportation tariffs attributable to US PPI adjustments to those tariffs which we had paid to TGS and TGN.

    In May, July and August 2002, ENARGAS issued resolutions authorizing tariff increases from May 1, 2002 pursuant to tariff values in Pesos for the 2001 winter months. Such increases, however, did not reflect the seasonal incremental cost of gas at the wellhead. In addition, pursuant to Decree No. 146/2003 and ENARGAS' Resolution No. 2,787/2003 issued on January 30, 2003, a special tariff for residential customers, or a "special tariff", was created in order to reduce the price of gas for low consumption customers. Such reduction of the special tariff was offset by an increase in the tariffs charged to other users. A few days later, the court suspended these increases, following the injunctions filed by the National Ombudsman, the Ombudsman of the City of Buenos Aires and certain advocacy organizations. However, the special tariff was left in place.

    In April 2005, the Energy Secretariat issued Resolution No. 624, which established a Program of Rational Use of Natural Gas. This program established the categories of active subjects (small consumers) and passive subjects (large consumers). The active subjects are encouraged to save energy through discounts on the levels of natural gas they consume, or "discounts in invoicing" and fined for consumption above certain specified levels. When fines imposed on active or passive users exceed discounts in invoicing, this amount is placed in a fiduciary fund to be used for energy projects by the Energy Secretariat.

    In June 2005 ENARGAS issued Resolution No. 3,208/2005 which established new gas tariff charts applicable as from May 2005 in accordance with Resolution No. 208/2004, which confirmed the agreement between gas producers and the Energy Secretariat setting the price of natural gas at the TSEP, or transport system entry point, through 2006.

    By means of Resolution No. 3227/2005 issued on July 13, 2005, the value of the daily difference for residential customers and small businesses that had been recognized by Resolution No. 3,208/2005 was rectified, returning to the value established in Resolution No. 3,092/2004 for the period from October 2004 to April 2005, resulting therefore in no tariff increases for these clients. We cannot assure you if this reduction will be recovered in the future.

    The increases provided for in Resolution No. 208/2004 should have occurred in July 1, 2005, however, they have not been approved by ENARGAS to date and are not being applied. We do not whether ENARGAS will approve this increase.

    Future economic developments may result in the adoption of further measures by the Argentine government, including changes to those already adopted. We can give no assurance as to the effect these developments and measures may have on the value of our assets or our operating results.

    In addition, as noted in Item 4: "Information on the Company--Business Overview--Commercial Contracts--Natural Gas Purchase Contracts--Limitations on Short-term Gas Purchase Contracts" in our 20-F, we expect to purchase a portion of our gas supplies in the spot market. We can give no assurance that we will be permitted to pass through to our tariffs the full cost of these spot purchases.

  Pursuant to the Public Emergency Law, the Argentine government is causing us to renegotiate our License and our tariffs. The outcome of our License and tariff renegotiation could materially and adversely affect our operations and financial results.

    In January 2002, pursuant to the Public Emergency Law, the tariffs, which we charged our users were converted from their original Dollar values to Pesos at a rate of Ps.1.00 per U.S.$1.00 and our tariffs were also frozen. The Public Emergency Law also authorized the Argentine government to renegotiate its contracts (including our License) related to public works and services. We are currently in negotiations with the Renegotiation Commission regarding the tariffs we may charge in the future.

    Although the renegotiation process has commenced and is ongoing, the outcome of the tariff renegotiation is uncertain, both as to its timing and final form. Only one gas distribution company has reached an agreement with the Argentine government relating to the renegotiated terms of its license and tariff. Such gas distribution company is presently attempting to obtain the approvals of the Executive Branch and the Congress that are required for those terms to become effective. We have not agreed to similar terms in our renegotiations with UNIREN because of differences between our situation and that of such other gas distribution company. Therefore, we cannot assure you if and when the renegotiation process will conclude, whether the renegotiation process will result in additional restrictions (for example, required capital expenditures which prove to be unprofitable or a requirement that we agree to indemnify the government should our shareholders seek legal redress against the government) or that the tariffs that result from the renegotiation will maintain their value in U.S. Dollars or Pesos. As a result of this uncertainty the outcome of the renegotiation of our License and tariffs could have a material adverse effect on our results of operations and profitability.

  We may be required to undertake a mandatory capital stock reduction and to be dissolved and liquidated.

    If our losses for any year exceed our reserves plus 50% of our capital stock at the end of that year, we would be required to reduce our capital stock pursuant to Article 206 of the Argentine Corporations Law unless we receive a capital contribution sufficient to restore our financial condition. In addition, if our shareholders' equity becomes negative (that is, if our liabilities exceed our assets) at any year-end, we will be required to be dissolved and liquidated pursuant to Article 94 of the Argentine Corporations Law unless we receive a capital contribution which once more causes our assets to exceed our liabilities. On July 16, 2002 the Argentine government issued Decree No. 1,269/2002, which suspended the enforcement of such provisions of the Argentine Corporations Law until December 10, 2003. This term was extended until December 10, 2004 by Decree No. 1,293/2003 and further extended until December 10, 2005 by Decree No. 540/2005. We cannot assure you that, should such provisions of the Argentine Corporations Law again be in force, our future losses will not require the reduction of our capital or our dissolution and liquidation if we do not receive appropriate capital contributions.

  It is impossible for us to access the capital markets or obtain new third-party financing. As a result, we are required to attempt to renegotiate our existing indebtedness with our creditors.

    In light of the macroeconomic developments in Argentina from 2001 to 2003 and the negative impact that such macroeconomic events had on us, we are unable to access the capital markets, and third-party financing sources, both domestically and internationally, are no longer available to us in amounts sufficient to enable us to refinance our debt obligations. In addition, as a result of the devaluation of the Peso and the pesification of our tariffs, our internally generated funds alone are not sufficient to meet our debt obligations as they come due. Furthermore, we are unable to determine whether the current macroeconomic environment in Argentina will worsen in the short term and further harm our ability to meet our current and future debt obligations.

    As of June 30, 2005, we had outstanding existing notes in the principal amounts of U.S.$230.0 million and Euros 109.5 million, Peso-denominated existing bank debt in the principal amount of Ps.71.7 million and U.S. Dollar-denominated existing bank debt in the principal amount of U.S.$50.0 million and accrued interest on such existing bank debt in the amounts of Ps.15.8 million and U.S.$13.0 million, respectively.

    We can give no assurance that we will be able to refinance our debt at all or on terms which are acceptable to us. Should we not succeed in renegotiating substantially all of our debt obligations, we will not have sufficient funds to meet our financial liabilities to our creditors as they come due. We cannot assure you as that we will be successful in renegotiating our financial liabilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Capital Resources".

  Our financial condition and results of operations may be materially and adversely affected if we are unable to obtain sufficient volumes of gas or transportation capacity.

    We did not experience any significant difficulties regarding deliveries of gas from our suppliers during the winters of 2003, 2004 and 2005.

    Due to the increase in demand for natural gas and shortages in both supply and transportation capacity, we may be unable to supply all gas demanded by our customers on certain days during the year. In such cases our License requires us to interrupt deliveries to our industrial and compressed natural gas, or "CNG", customers before interrupting supply to our residential customers. If after taking such actions we are still unable to supply our residential customers, our License requires that we declare a state of emergency and follow the instructions of ENARGAS. In such cases, after an administrative proceeding we might be subject to a fine of up to Ps.500,000 and eventually to a cancellation of our License. In addition, we may be exposed to liability for damages caused to our customers by such interruptions. If we are unable for any reason to supply gas demanded by our customers for a significant period of time, our financial condition and results of operations may be materially and adversely affected.

  Demand for our services is highly sensitive to weather conditions in Argentina.

    Our sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas is, and, accordingly, our revenues are, significantly higher during the winter months than during the rest of the year. Unseasonably warm weather in our service area during the winter months can cause a significant reduction in demand for gas, especially among residential customers, our largest single source of revenues and the class of customer the tariff for which provides us with our highest margins. Since the regulatory scheme under which we operate does not allow us to recover the cost of our unused firm transportation capacity through our tariffs, the adverse effect of a weather-related reduction in demand of our residential customers may be compounded if we are unable to use our transportation capacity for other classes of customers or to dispose of our surplus capacity.

    In addition, we have certain gas supply peaking agreements with our suppliers, which would provide us with additional volumes of gas equal to five to seven days of our requirements in the case of an unseasonably cold winter. Accordingly, to the extent that we experience excess demand during a particular winter and we are unable to supply sufficient gas to our customers, either through the aforementioned contracts or through our standard gas supply contracts, we may incur substantial fines imposed by ENARGAS.

  Our expenses may be increased by the effects of shortages in gas and transportation supply.

    As noted above under "--Demand for our services is highly sensitive to weather conditions in Argentina" and "Our revenues may be adversely affected by increases in the supply of hydroelectric power", our revenues tend to be relatively higher in years with cold winters and lower levels of hydroelectric generation. Also, in the absence of unusual circumstances, our expenses in those years do not increase in proportion to our revenues, thus making those years relatively more profitable than years with warmer winters and higher levels of hydroelectric generation. This may not be the case during 2006, however, because of possible increases in our expenses attributable to shortages in gas and transportation supply, including:

    o Relatively high prices in the spot market. We purchase approximately 80% of the gas we require under long-term contracts and purchase the balance in the spot market. In addition, the Energy Secretariat and ENARGAS have determined that natural gas that we would otherwise supply to our customers under our existing supply agreements with such customers should be redirected to other gas users. This redirection may result in the purchase of greater volumes of natural gas by us in the spot market. We expect the spot market price for gas during the winter 2006 period to be between two and three times higher than the price we pay for gas under our long-term contracts and we believe that it is unlikely that we will be able to pass through to our customers the higher prices that we pay in the spot market, thus increasing our expenses without an offsetting increase in our revenues.

    o Insufficient long-term firm transportation. Because of the increase in demand for natural gas outlined under "--The energy industry in Argentina may experience an increase in the demand for natural gas that may not be met by current gas and transportation supply and which could lead to our inability to satisfy the needs of our customers" above, any increase in demand for natural gas due to cold weather, lower hydroelectric power generation or the lower cost of natural gas relative to other fuels could cause us to require more transportation capacity than that for which we have contracted. As a result, we have acquired additional transportation capacity under so called " transportation peaking agreements" under which our cost of transportation is up to three times higher than what we pay under our long-term transportation contracts. We believe that it is unlikely that we will be able to pass through to our customers a substantial portion of any payments we are required to make under these transportation peaking agreements.

    o Power plant fines. Our contracts with our power plant customers permit us to interrupt our supply of gas to them within certain limits. If we exceed these limits we are required to pay fines to our power plant customers, which fines increase with increases in the contracted volumes that we do not deliver. An increase in demand from our uninterruptible customers coupled with a shortage of gas due to supply or transportation constraints could result in a substantial increase in the fines we are required to pay our power plant customers in 2006 in comparison to such payments in 2005.

  Our revenues may be materially and adversely affected by prices of competing fuels.

    We compete directly with sellers of fuel oil for sales to dual-fuel power plants. Fuel oil prices in Argentina have been volatile but generally above the price of gas for an equivalent amount of energy. However, energy-equivalent fuel oil prices have occasionally dropped below our maximum tariff price for interruptible gas sales to power plants. In 2001, the price of fuel oil decreased as a result of lower oil prices, although gas prices continued to be more economical than other alternate fuels. In 2002, 2003 and 2004, the price of fuel oil and other alternate fuels such as gasoline and diesel fuel increased as a result of higher oil prices and of the devaluation of the Peso. In 2002 and 2003, natural gas prices remained frozen. In 2004, natural gas prices increased as a result of an agreement entered into on April 2, 2004 between the Energy Secretariat and a large number of natural gas producers to set the price of natural gas at the transportation system entry point, or "TSEP", through 2006. However, natural gas prices continued to be more economical compared to alternate fuels.

    Our generating plant customers have installed combined cycle technology. While electric generating plants with combined cycle technology require less natural gas than open cycle generating plants to generate the same amount of electricity, we estimate that the combined cycle generating plants' operating efficiency will increase output under the rules of CAMMESA, the entity that administers Argentina's wholesale electricity market. The combined cycle technology uses diesel as an alternative fuel instead of fuel oil.

    For the abovementioned reasons and as a consequence of the lower cost of natural gas compared to the cost of the energy equivalent amount of fuel-oil, gasoline or diesel fuel, demand for natural gas and transportation and distribution services from our electric generating customers and our CNG customers has increased. For the six months ended June 30, 2005, our gas deliveries to power plant and CNG customers accounted for approximately 62.6% of our gas deliveries to all users and approximately 37.8% of our sales. For the six months ended June 30, 2004, our gas deliveries to power plants and CNG customers accounted for approximately 60.2% of our gas deliveries to all customers and approximately 28.4% of our sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Operating Results".

    No assurance can be given that future increases in natural gas prices or decreases in fuel-oil, gasoline and diesel fuel prices would not render the latter more economical to users and thereby adversely affect our revenues. See
Item 4: "Information on the Company--Business Overview--Revenues--Compressed Natural Gas Service" in our 20-F.

  Our revenues may be adversely affected by the right of our clients to bypass our services.

    Although our License grants us the exclusive right to distribute natural gas within our service area, Argentina's gas delivery system is an open-access system. A primary feature of an open-access system is that large users within our service area are permitted to contract for the purchase of natural gas from marketers or producers and enter into contracts with transportation and distribution companies to deliver the purchased gas to these users. Such users arrange their own gas supply while they continue to use our distribution system and our transportation capacity for delivery of gas. In such cases, the users pay us a tariff for the use of our distribution system and transportation capacity. Alternatively, users may build a direct connection to a transmission system while still purchasing gas from us and paying us a tariff to cover the cost of the purchased gas. Customers within our service area who contract for both direct purchase and transportation of gas without use of our distribution system would not pay us a tariff.

    Any consumer who wishes to bypass our system completely in order to avoid paying us any tariff must incur various costs and face certain practical limitations that, in some cases, make bypass economically disadvantageous or impractical. For example, users not using our distribution system must incur the expense of building and maintaining connection lines (an expense that increases with distance from the transmission line and population density of the proposed pipeline area) as well as the expense of associated metering and other items. Limited access to firm transportation capacity will also be a problem for users who require an uninterrupted gas supply. In addition, a customer desiring to purchase gas from a third party must give ENARGAS and us three months' notice of such fact.

    We cooperate with power plant users and certain industrial users that purchase gas directly from gas suppliers but continue to use our transportation and distribution services. This type of arrangement permits us (a) to avoid incurring gas purchase costs (and take-or-pay charges) and (b) to collect a tariff from the customers, thereby defraying all or part of the cost of our firm transportation capacity used for such services. These arrangements also enable us to achieve certain savings by avoiding (a) the cost of purchasing the gas that is used as compression fuel which, pursuant to the regulatory framework, cannot be passed on to customers and (b) certain gross turnover taxes imposed on our sales of gas. Under such arrangements, all such customers will continue to depend on the distribution and transportation services we provide.

    We have built strong working relationships with many of our major users and we are implementing appropriate contracting and pricing policies that discourage the construction of direct connecting pipelines between our major users and the transportation systems that would completely bypass our system and avoid the use of our firm transportation capacity. It is possible that certain of our users will completely bypass our services or require us to further unbundle our services in a manner that could adversely affect our margins. On June 1, 2000, ENARGAS issued Resolution No. 1,748/2000 which introduced amendments to the Service Regulation for "Small" and "Large" General Service Users, with alternatives for the purchase of gas and/or transportation from third parties, reducing the benchmark volume limit from 10,000 CM (353 MCF) to 5,000 CM (177
MCF) per day and further reducing the limit for interruptible demand to 1.5 MMCM/year (53 MMCF/year) from 3.0 MMCM/year (106 MMCF/year) for distribution bypass. Additionally, the period to notify ENARGAS and the distribution companies of the intended bypass was reduced from six to three months. On December 15, 2000, we filed an administrative proceeding, seeking the suspension of such Resolution, which has not yet been resolved. See Item 4: "Information of the Company--Business Overview--Regulatory Framework" in our 20-F. Our management believes that the effect of any such situations could, however, be partially mitigated by provisions in certain of our firm transportation contracts with TGS which provide that, if any of our users enters into a firm transportation agreement with TGS (either directly with TGS or with a third party such as a producer or gas broker), we would have the right to reduce our firm transportation commitment with TGS by up to the amount of the lost service between us and such customer. Our firm transportation contracts with TGN contain similar provisions.

    Alternative energy sources, primarily fuel oil for power plants and liquid processed gas, or "LPG", for residential users and smaller commercial users, are currently substitutes for natural gas. The abundance of natural gas in Argentina has historically provided natural gas with a large cost advantage over fuel oil. In order to enable us to achieve a higher load factor during the warmer months when residential demand is weaker, certain power plant users have agreed to take a minimum amount of gas at discounts from maximum tariffs. Conversely, during the colder months, we and certain dual-fuel power plants in our service area agreed that we would deliver to such power plants a minimum volume of gas on an interruptible basis. If we fail to meet our commitments, we will be required to refund a portion of the excess cost of fuel oil over the price of undelivered gas on an energy-equivalent basis. Natural gas is significantly less expensive than LPG and offers residential and smaller commercial users a significant reduction in fuel costs.

    Resolution No. 752 was issued by the Energy Secretariat, by which large firm or interruptible users are not able to buy gas from distribution companies; they must sign contracts with producers or marketers directly. Those clients that are not large users but consume more than 9000 CM per month, will be able to acquire their own gas from producers or marketers directly. This Resolution has been in effect since September 1, 2005.

    Resolution No. 752 also prohibits us from directly selling gas to large firm or interruptible users. As a result, we have formed a subsidiary named MetroENERGIA to serve as a marketing agent to acquire gas for such users through a newly formed natural gas trading market. The gas acquired by MetroENERGIA is then transported through our pipelines to such users. We can give no assurances, however, that we will be able to successfully sell gas to these users through MetroENERGIA. Failure to do so could adversely affect our results of operations.

  We have been renegotiating certain of our agreements, including agreements for the purchase of natural gas, which have been pesified.

    The Public Emergency Law provides for conversion into Pesos of the original foreign currency values expressed in contracts between private parties in Argentina which were in effect at the effective date of the Public Emergency Law at an exchange rate of Ps.1 per U.S.$1 (or at an equivalent exchange rate for other foreign currencies). The Public Emergency Law also terminated all indexation clauses in those contracts and provided that, should any such contract, as modified by operation of the Public Emergency Law, be too burdensome for one of the parties and should the parties fail to reach an agreement with respect thereto, the matter may be referred to the courts so that an equitable solution may be established. Peso-denominated obligations arising after the passing of the Public Emergency Law may not be subject to indexation clauses.

    On the effective date of the Public Emergency Law we were a party to several agreements which have been pesified, the most important ones being contracts for the purchase of natural gas, or "Gas Purchase Contracts", which are essential to the provision of our service.

    Pursuant to the Public Emergency Law, producers were entitled to the pesified value of their existing purchase contracts with us, or the "Existing Contracts", plus the CER adjustment. During 2002 and 2003, we paid gas producers in Pesos, in accordance with the tariff structure approved by ENARGAS but we did not pay them the CER adjustment. Gas producers continued to reserve their rights to charge an amount equal to the Peso equivalent of the original Dollar price they were contractually entitled to under the Existing Contracts. During 2003, gas producers revised their initial claim for payment under the Existing Contracts and claimed instead the pesified value of the Existing Contracts plus the CER adjustment.

    As a result of the decline in demand for natural gas during 2002, we commenced negotiations with our gas suppliers to modify the terms of our gas purchase contracts. In late 2003 we reached agreement with our gas suppliers on revised volumes and take-or-pay obligations, or the "Revised Purchase Contracts". As part of such agreements we were relieved of any take-or-pay obligations we might have had under the Existing Contracts.

    On April 2, 2004, the Energy Secretariat and a large number of natural gas producers executed an agreement, or the "2004 Agreement", to set the price of natural gas at the transportation system entry point, or "TSEP", through 2006. The Ministry of Federal Planning, Public Investment and Services, or the "Federal Planning Ministry", confirmed the validity of the 2004 Agreement through Resolution No. 208. The 2004 Agreement established a 45-day term, beginning on April 23, 2004, during which outstanding gas purchase agreements among producers and gas distribution companies were to be renegotiated (principally in respect of volumes and take-or-pay obligations). See Item 4:
"Information of the Company--Business Overview--Regulatory Framework--New Regulations" in our 20-F. During May and June 2004, we renegotiated all but one of these contracts and in May 2005, we renegotiated the last of these contracts. With respect to these renegotiated gas contracts, gas producers have waived their claims to both the Peso equivalent of the original Dollar price they were entitled to receive under the Existing Contracts and the pesified value of the Existing Contracts plus the CER adjustment provided the Government abides by the terms of the 2004 Agreement. There can be no assurance that the Government will abide by the terms of the 2004 Agreement.

    We have continued to insist on a fundamental principle of the regulatory framework under which we operate, namely, that we are entitled to pass through to our customers the price we pay for gas that we deliver to them. We anticipate that any increase, whether retroactive or prospective, in the price we pay for natural gas will be passed through to our customers. We are presently paying all of our gas producers the amounts agreed under the 2004 Agreement. However, we cannot assure you that any changes in the regulatory framework as to the terms of the 2004 Agreement will not have an adverse effect on our ability to pass through to our customers the price we pay for natural gas we deliver to them. See Item 4: "Information on the Company--Business Overview--Commercial Contracts--Natural Gas Purchase Contracts--Current Gas Purchase Contracts" in our 20-F.

  We may incur take-or-pay liabilities.

    Most of our gas purchase contracts include provisions, known as "take-or-pay" provisions, that require us to pay for certain minimum volumes of gas even if we do not take such volumes.

    As a result of the 2004 Agreement, we renegotiated our gas supply contracts as described above. Our take-or-pay commitments through 2005 under those gas purchase contracts require us to pay for an average of 72% to 85% of the gas that we are entitled to purchase under such contracts.

    While we believe it is unlikely that the take-or-pay provisions in our gas supply contracts will result in any significant liability for gas not taken we can give no assurance that such liability may not arise during 2005 or any subsequent years. See Item 4: "Information on the Company--Business Overview--Commercial Contracts--Natural Gas Purchase Contracts--Current Gas Purchase Contracts" and Item 4: "Information on the Company--Business Overview--Commercial Contracts--Natural Gas Purchase Contracts--Take-or-Pay Obligations" in our 20-F.

  Our License is revocable under certain circumstances, and revocation of our License would have a material and adverse effect on us.

    Our License, the specific bidding rules, or the "Pliego", governing the privatization of Gas del Estado S.E., or "Gas del Estado", and the regulations issued pursuant to the law under which we were privatized, Law No. 24,076, or the "Gas Act", contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross-ownership between producers, transporters and distributors of gas and restrictions on the transfer by Gas Argentino of our Class A Shares and the transfer by Gas Argentino's shareholders of their shares of Gas Argentino. Failure to comply with these requirements or restrictions may result in a revocation of our License by the Argentine government, upon the recommendation of ENARGAS. The purchase by us of more than 20% of our gas in any month from any person that controls Gas Argentino or from any affiliate of the controlling person could result, under certain circumstances, in the revocation of our License. Furthermore, our bankruptcy would result in the revocation of our License. See Item 4: "Information on the Company--Business Overview--Regulatory Framework--The Gas Act and Our License--Penalties and Revocation" in our 20-F. On September 17, 2002 the Argentine government issued Decree No. 1834/2002 (which shall remain in effect as long as the Public Emergency Law is in effect) which provides that the filing of reorganization proceedings or of a petition in bankruptcy by or against companies that are renegotiating their government-granted licenses as a result of the Public Emergency Law shall not lead to termination of the licenses of such companies.

    As a general rule, upon the expiration of our License, we will be entitled to receive the lower of the following two amounts: (a) the net book value of our Essential Assets (including property, plant and equipment) determined on the basis of the price paid by Gas Argentino and the original cost of subsequent investments carried in US Dollars and adjusted by the US PPI, net of accumulated depreciation, and (b) the proceeds of a new competitive bidding process to acquire our License, net of costs and taxes paid by the successful bidder. If our License is terminated by the Argentine government prior to the expiration of its full term as a result of nonperformance by us, the Argentine government may offset against our net book value any sum due to the Argentine government for damages caused by the events resulting in the termination of our License. Such damages are required by our License to be at least 20% of the net book value of our assets. Alternatively, the Argentine government under such circumstances could require Gas Argentino to transfer its holding of our shares to ENARGAS as trustee for their subsequent sale through a competitive bidding process. Compensation received by us for the termination of our License may be insufficient to enable us to pay our obligations, including interest on and the principal amount of our financial indebtedness.

  We may be subject to certain liabilities arising out of stamp tax claims.

    Stamp taxes are levied by most provinces in Argentina on documents evidencing legal transactions, such as deeds, mortgages, contracts and letters of acceptance. Contracts executed outside a province would be taxable in that jurisdiction if the contract has effects within the province. Due to the instrumental nature of stamp taxes, they apply only to written documents (a) that contain an offer and an express acceptance by the other party in the same document or (b) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the main terms of the agreement. We operate with different gas and transportation companies through the exchange of letters with acceptance by performance, or "Tacit Acceptance Contracts". We believe that stamp taxes do not apply to such contracts. Although most provincial tax codes provide that stamp taxes may only be levied on contracts of the type described in the preceding clauses (a) and (b), in recent years many provinces have begun to challenge the use of Tacit Acceptance Contracts, resulting in a wide variety of litigation for the purpose of subjecting Tacit Acceptance Contracts to stamp tax.

    We have been subject to various legal proceedings brought by the Province of Neuquen and the Province of Rio Negro, which we have vigorously defended. As of June 30, 2005, these Provinces allege that we owe approximately Ps.234.6 million in stamp taxes resulting from certain Tacit Acceptance Contracts and other gas transportation contracts.

    The Ministry of Economy acknowledged, in a letter dated October 7, 1998, the Argentine government's responsibility for stamp taxes accrued prior to December 28, 1992, the date of the privatization of Gas del Estado, although no assurances can be given that the Argentine government will ultimately pay such stamp taxes, if so required.

    ENARGAS has notified us and the Ministry of Economy that stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the payment of stamp tax with respect to Tacit Acceptance Contracts is upheld by the Supreme Court, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and/or legal actions to contest the claims of the Province of Neuquen in respect of stamp taxes. In the past, ENARGAS has not permitted us to pass through certain material costs and no assurance can be given that, if we are required to pay these stamp taxes, our tariffs will be increased sufficiently to fully or partially compensate us.

    TGS filed a declaratory action against the Province of Rio Negro with the Supreme Court and obtained an injunction as a consequence of which the Province of Rio Negro has suspended all collection proceedings until the Supreme Court issues a final ruling. On April 15, 2004, the Supreme Court decided to uphold the request made by TGS and consequently, declared that offers with tacit acceptance, which are the subject matter of this litigation, cannot be subject to stamp tax.

    No assurance can be given as to whether the imposition by the Provinces of Neuquen and Rio Negro of stamp taxes on Gas del Estado's pre-privatization contracts or on our Tacit Acceptance Contracts executed after the privatization of Gas del Estado will be upheld, whether we will be indemnified by the Argentine government in respect of pre-privatization stamp taxes or whether we will be able to recover through tariff increases stamp taxes on Tacit Acceptance Contracts entered into after the takeover date. There can be no assurance that new claims or tax proceedings will not be filed or initiated against us in respect of stamp taxes. Based on interim judicial decisions, we have not established any reserves for either current or potential stamp tax claims. Since these types of claims are not limited to us but involve the entire gas industry, the resolution of this controversy may entail a general agreement or regulatory change. See Item 8: "Financial Information--Legal Proceedings--Stamp Tax" in our 20-F.

  We may be subject to certain liabilities to the government of the City of Buenos Aires and other municipalities deriving from the occupancy of public space.

    Our License provides that we shall be entitled to occupy and use free of charge all streets, avenues, parks, bridges, roads and other public spaces, including underground areas and airspace, required to install facilities for our licensed service, including communication lines and interconnections to third parties. The regulatory framework also establishes that cost variations resulting from changes in taxation rules shall be passed through to our tariffs.

    In 1997, in the context of the Agreement for the Coordinated Action for Works in Public Spaces, or "SWA", entered into between public services companies and the GCBA, it was agreed that we would pay GCBA certain amounts each year for works done during the year, or the "SWA Rate". In 2000, GCBA created an additional rate referred to as the "Study, Revision and Inspection of Works in Public Spaces Rate", or the "Inspection Rate", which had the effect of taxing public services companies for the same works that were being taxed under the SWA Rate.

    GCBA has made various claims against us with respect to the Inspection Rate. As of June 30, 2005, the GCBA alleges that we owe approximately Ps.10.3 million. Beginning on March 29, 2005, the GCBA started to disallow the administrative appeals we had submitted in respect of periods occurring in May, June or July 2004, thus exhausting our administrative appeals and enabling the GCBA to initiate judicial actions to enforce payment of the amounts claimed. On October 19, 2005, we were notified of a tax levy filed by the GCBA amounting to approximately Ps.8.5 million. We are analyzing the defense to be adopted in this matter. We will notify ENARGAS of the foregoing and request that we be authorized to pass through to our customers any amounts we pay on account thereof. No assurance can be given, however, that we will be permitted to pass through any such amounts.

    In 1998, GCBA created an Occupancy of Public Space Rate, or "Occupancy Rate" applicable (among others) to gas pipelines. We and other utility companies have challenged the validity of the Occupancy Rate. GCBA has made various claims against us with respect to the Occupancy Rate. As of September 30, 2005, GCBA alleges that we owe approximately Ps.30 million.

    Both Gas Natural Ban and Gas del Litoral S.A. challenged the validity of the Occupancy Rate in different cases. However, the Argentine Supreme Court has ruled that such Occupancy Rates are permitted under Argentine law. Therefore, according to the Gas Regulatory Framework, ENARGAS should approve the pass through of these Occupancy Rates to customers. Although ENARGAS has in prior years approved the pass through of the Occupancy Rates, it has not yet done so with respect to these most recent rates being charged by GCBA.

    As a result, certain distribution companies have requested that the Energy Secretariat grant the pass through of these costs and have obtained the necessary authorization from the Energy Secretariat to do so. In July 2005, we were notified of an executory proceeding initiated by the GCBA to collect the Occupancy Rate owed by us totaling Ps.30 million. We obtained a thirty-day extension with respect to this proceeding so that we could notify ENARGAS and obtain ENARGAS' resolution of whether these amounts could be passed through by us to our customers. We also notified ENARGAS of our intention to pay the Ps.30 million claimed by the GCBA in installments over five years. ENARGAS has advised us that we may apply to have the amounts we pay to the GCBA passed through to our customers after each installment is paid by us.

    We can give no assurance as to whether ENARGAS will ultimately allow us to pass through these payments to the GCBA, whether other jurisdictions may claim similar levies or whether we will be permitted to pass through any final amounts paid to our customers.

  We may be subject to claims for the payment of turnover taxes to the Province of Buenos Aires.

    During 1994, the Province of Buenos Aires agreed with the Argentine government that the Province would not impose turnover taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Subsequently, the Province imposed turnover taxes on sales of natural gas at a higher rate and instructed us to include turnover taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province. We declined to follow those instructions, citing the agreement between the Province and the Argentine government described above. The Province has demanded that we pay to them an amount equal to the increased turnover taxes that our customers would have been required to pay if we had included turnover taxes at the higher rate in our invoices to our customers (approximately Ps.7.6 million through July 2, 2003 including interest and taxes). We have declined to make the payment and expect to oppose any proceeding brought by the Province to require that payment and any similar payments that the Province may demand that we make. If we are ultimately required to make such payments, we will attempt to pass them through to our customers through our tariffs as provided by the terms of our License. However, we can give no assurances regarding whether we will be required to make such payments or, if we are required to do so, whether we will be able to pass them through to our customers through our tariffs.

  Because the Argentine standards for disclosure and accounting differ from those of the United States and certain other countries, information about us may not be as detailed or comprehensive as that of non-Argentine issuers, including that of United States companies.

    Publicly available information about the issuers of securities listed on the BASE provides less detail in certain respects than the information that is regularly published by or about listed companies in the United States and certain other countries. In addition, regulations governing the Argentine securities market are not as extensive as those in effect in the United States and other major world markets. While we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required by foreign issuers under the Exchange Act is more limited than the periodic reporting disclosure required by listed United States issuers. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the investors in such markets as compared with the securities markets in the United States and certain other developed countries. We prepare our financial statements in accordance with Argentine GAAP which differs in certain respects from U.S. GAAP. Thus, our reported earnings and presentation of our financial statements as of and for the six-month period ended June 30, 2005 are different from what they would have been had such financial statements been prepared in accordance with, or reconciled to, U.S. GAAP.

                                 CAPITALIZATION

    The following table sets forth our cash position and our capitalization at June 30, 2005 in accordance with Argentine GAAP and as adjusted to give effect to the restructuring as though the restructuring had been consummated pursuant to the APE on June 30, 2005 on the terms proposed by us and that, pursuant to the APE, U.S. $139 million (or its equivalent in other currencies) of our existing debt had been retired pursuant to the cash option and we had issued U.S. $248 million principal amount of Series 1 Notes, (euro) 22.0 million of Series 2 Notes and Ps. 75.0 million of Series 2 Notes. This table should be read in conjunction with our Interim Financial Statements contained elsewhere in this solicitation statement. There has been no material change in our capitalization since June 30, 2005.

                                                                                As of June 30, 2005
                                                                         --------------------------------
                                                                                           As adjusted to
                                                                             Actual         reflect the
                                                                          (unaudited)         APE (c)
                                                                         --------------    --------------
                                                                             (thousands of Pesos (a))


         Short-term Financial Debt:
              Overdraft with Argentine financial institutions......           71,712                --
              Overdrafts with foreign financial institutions.......          144,350                --
              Negotiable obligations (net).........................        1,045,990                --
              Interest and other expenses payable (net)............          287,662            30,931
                                                                         --------------    --------------
                  Total short-term financial debt..................        1,549,714            30,931
                                                                         --------------    --------------

         Long-term Financial Debt:
              Negotiable obligations (net).........................               --           868,013

         Shareholders' equity:
              Common Stock--Nominal Value(b):
                  Class A..........................................          290,277           290,277
                  Class B..........................................          221,977           221,977
                  Class C..........................................           56,917            56,917
                  Adjustment of capital stock......................          684,769           684,769
              Retained Earnings:
                  Unappropriated retained earnings.................         (559,922)         (332,552)
                  Legal Reserve....................................           45,376            45,376
                                                                         --------------    --------------
                       Total shareholders' equity..................          739,394           966,764
                                                                         --------------    --------------
                           Total capitalization....................        2,289,108         1,865,708
                                                                         --------------    --------------

-----------
(a) U.S. dollar and Euro amounts have been converted into Argentine Pesos at the relevant exchange rate announced by Banco Nacion on June 30, 2005.
(b) Our shares of common stock are classified into Class A Shares, Class B Shares and Class C Shares of Ps.1.00 par value. Each share is entitled to one vote. All of our capital stock is fully subscribed, registered and paid-in. We do not have any preferred stock outstanding.
(c) Assumes U.S.$139 million (or its equivalent in other currencies) of our exisiting debt had been retired pursuant to the cash option. Unappropriated retained earnings have been calculated considering tax expenses.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

    In addition to the discussion below, you should carefully read our Interim Financial Statements and our selected financial and operating information included elsewhere in this solicitation statement as well as Item 3: "Key Information--Selected Financial Data", Item 5: "Operating and Financial Review and Prospects" and Item 18: "Financial Statements" in our 20-F for additional information about us.

    Our Interim Financial Statements are presented in Pesos and are prepared in accordance with Argentine GAAP except as discussed below. Significant differences exist between Argentine GAAP and U.S. GAAP which may be material to the financial information contained herein. Such differences involve methods of measuring the amounts shown in our Interim Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Notes 17 and 18 to our Annual Financial Statements contained in Item 18 of our 20-F for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of our net loss and shareholders' equity. Our unaudited consolidated financial information does not contain a reconciliation to U.S. GAAP of our shareholders equity or net income as of and for the six months ended June 30, 2005 and 2004. We can give you no assurance that our financial information as of and for the six months ended June 30, 2005 and 2004, if reconciled to U.S. GAAP, would not reveal material differences with such information as presented under Argentine GAAP.

    We have made no attempt to identify or quantify the impact of those differences on our Interim Financial Statements. You must rely upon your own examination of our company, the terms of this solicitation statement and the financial information contained herein. You should consult your own professional advisors for an understanding of the difference between Argentine GAAP and U.S. GAAP, and how those differences might affect our Interim Financial Statements.

    Under Argentine GAAP financial statements are to be restated for the effects of inflation as of September 30, 2003. In addition, Argentine GAAP requires the recognition of deferred income tax assets and liabilities on a discounted basis. As indicated in Notes 2.3 and 2.5(f) to our Interim Financial Statements, we have discontinued the restatement of financial statements into constant currency as from March 1, 2003 and have recorded deferred income tax assets and liabilities on a non-discounted basis as required by resolutions issued by the CNV. Accordingly, our independent accountants, Price Waterhouse & Co. S.R.L. (a member firm of PricewaterhouseCoopers), Buenos Aires, Argentina issued a qualified report on our Annual Financial Statements. Such qualification would apply to the Interim Financial Statements as well.

    Our Annual Financial Statements and our Interim Financial Statements have been prepared assuming that we will continue as a going concern. Our independent accountants, Price Waterhouse & Co. S.R.L. (a member firm of PricewaterhouseCoopers), Buenos Aires, Argentina, issued their report on our Annual Financial Statements stating that we have been negatively impacted by the deterioration of the Argentine economy, the Argentine government's adoption of various economic measures, including the violation of the License and the devaluation of the Peso, circumstances that led us to announce on March 25, 2002 the suspension of payments on our existing debt. In their opinion, these circumstances raise substantial doubt about our ability to continue as a going concern. Such explanatory paragraph would apply to the Interim Financial Statements as well. Our Interim Financial Statements do not include any adjustments that might result from the outcome of this uncertainty. See "Risk Factors--Risk Factors Relating to Our Business".

    During the first half of 2005, the Argentine economy experienced improvements in its economic condition which resulted in an increase of 6.1% in the consumer price index and an increase of 3.6% in the wholesale price index. In addition, during 2004 GDP increased by 9.0% compared to 8.7% in 2003.

    The following table shows annual percentage changes in Argentina's GDP for the indicated periods.

                                                                Argentine Gross Domestic Product
                                            ---------------------------------------------------------------------
                                            Six Months
                                               Ended
                                             June 30,                       Year Ended December 31,
                                            -----------   -------------------------------------------------------
                                               2005            2004           2003           2002           2001
                                            -----------   -------------------------------------------------------
Gross domestic product (annual % change)        9.2            9.0             8.7          (10.9)          (4.4)

----------
Source:  INDEC, Banco Nacion.



         The following table shows annual percentage changes in Argentina's wholesale and consumer price indexes for the indicated periods.

                                                                    Argentine Price Indexes
                                            ---------------------------------------------------------------------
                                            Six Months
                                               Ended
                                             June 30,                       Year Ended December 31,
                                            -----------   -------------------------------------------------------
                                               2005            2004           2003           2002           2001
                                            -----------   -------------------------------------------------------
Wholesale price index...................        3.6            7.9             2.0           119.0          (5.3)
Consumer price index....................        6.1            6.1             3.7           41.0           (1.5)

----------
Source:  INDEC, Banco Nacion.


    Our financial results have been negatively affected by the drastic political and economic changes that took place in Argentina in 2002. Because the political and economic environment is currently in flux, the following discussion may not be indicative of our current or future results of operations, financial position, liquidity or capital resources and may not contain information necessary to help you understand the information contained in this discussion. In particular, it may be difficult to discern trends from our historical financial statements due to the following factors:

    o the volatility of the exchange rate; and

    o the reintroduction of inflation accounting.

Accordingly, the following discussion should be read in conjunction with, and is qualified in its entirety by, the risk factors contained in this solicitation statement. The most important factors affecting our results of operations were the following:

    o Pesification of our tariffs

         Prior to 2002, our tariffs were denominated in U.S. Dollars and billed to our customers in Pesos. The Public Emergency Law abolished Dollar-denominated tariffs and converted the Dollar values of all public service tariffs (including our tariffs) into Pesos at a one-to-one exchange rate. See "Risk Factors--Risk Factors Relating to Argentina--The devaluation of the Peso, the pesification and freezing of our tariffs and the macroeconomic conditions currently prevailing in Argentina have had, and may continue to have, a material adverse effect on our results of operations and financial condition" and "Risk Factors--Risk Factors Relating to Our Business--In January 2002, the Argentine government pesified and froze our tariffs and the current renegotiation of our tariffs may result in new tariffs that may have a material adverse impact on our future financial position; we may have operating losses as a result".

    o Freezing of our transportation tariffs

         Our Dollar-denominated transportation tariffs were adjusted semiannually to reflect changes in the US PPI. The Public Emergency Law abolished such adjustments and instituted a freeze on our transportation tariffs that is still in effect.

    o Devaluation

         The Public Emergency Law eliminated the U.S. Dollar-Peso parity. Soon after the enactment of the Public Emergency Law, the Argentine government permitted the Peso to float freely against the U.S. Dollar with a resulting decline in the Peso's value in relation to the U.S. Dollar. Substantially all of our indebtedness is denominated either in U.S. Dollars or Euros and a material portion of the capital assets we acquire are imported and paid for in U.S. Dollars. As a result, the amount of our indebtedness and of our capital expenditures has increased substantially in Peso terms. See "Risk Factors--Risk Factors Relating to Argentina" in this solicitation statement and Item 11:
         "Quantitative and Qualitative Disclosure About Market Risk" in our
         20-F.

    o Inflation and inflation accounting

         During 2000, Argentina experienced deflation of 0.7% and inflation of 2.4% measured in terms of the consumer price index and the wholesale price index, respectively. In 2001, the consumer price index and the wholesale price index decreased by 1.5% and 5.3%, respectively. During 2002, Argentina experienced inflation of 41% and 119% measured in terms of the consumer price index and the wholesale price index, respectively. As a result of high inflation, Argentine GAAP reintroduced inflation accounting. The most important impact of inflation on our operating results was the incorporation into our financial statements of the effect of exposure of our monetary assets and liabilities to inflation and the restatement in constant currency of our statement of operations accounts. The principal effect on our balance sheet and our shareholders' equity was the restatement of our non-monetary net assets in Pesos. See Item 3: "Key Information--Selected Financial Data" in our 20-F.

         The pesification and freezing of our tariffs, the devaluation of the Peso and inflation and inflation accounting are the principal reasons for the differences between our results of operations and financial position in 2003, 2002, and 2001.

    o Elimination of access to financing

         Another factor that adversely affected our results of operations and financial position is that we have no access to either local or international financing and are thus unable to roll over or refinance our debt. See "--Liquidity and Capital Resources".

         After the crisis at the beginning of 2002, we refocused our strategy on the short-term risks and challenges facing us. Since then, our short-term strategy has been aimed at working with the Argentine government in order to expedite decisions and obtain tariff increases that ensure continuity of our operations, maintenance of safety and quality standards and coverage for debt repayment. See Item 4:
         "Information on the Company--Business Overview--Regulatory Framework--Tariffs--Renegotiation of the Tariffs" in our 20-F.

    Our management has also taken and continues taking a variety of actions to mitigate the impact of the economic crisis on us, including:

    o strict management of cash flow to adjust our financial expenditures to the funds available to us;

    o reduction of capital expenditures and preventive maintenance programs without thereby affecting our ability in the near term to serve our customers safely or operate our network in accordance with quality and environmental standards;

    o tight control of all price adjustment requests from suppliers and required extension of payment terms;

    o suspension of principal and interest payments to financial creditors except for two partial payments of interest made in July and November 2002;

    o reduction of employee training programs;

    o detailed listing of our contractual obligations payable and receivable in order to assess the level of our legal, economic and financial exposure and to determine our action plan for renegotiating and adjusting contracts in light of our prospects;

    o securing any necessary tax advice in order to make the best possible tax use of past and future tax losses; and

    o retaining international financial advisors to develop a comprehensive plan to restructure all of our financial indebtedness.

    Even though we took the measures mentioned above to mitigate the effects on our business of the current crisis, our future remains highly uncertain.

  Effects on Our Results of Operations and Liquidity in Future Periods

    The situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina during 2004, including slight wholesale price index inflation and increases in the value of the Peso against the U.S. Dollar, we continue to operate in a very difficult and volatile environment. In particular, we expect that the following circumstances may have a material effect on our results of operations and liquidity in future periods:

    o the outcome of the renegotiation of our tariffs with the Argentine government;

    o the uncertainty generated by our inability to refinance our existing debt; and

    o the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

    In particular, our results of operations and financial condition are very susceptible to changes in the exchange rate of the Peso against the U.S. Dollar and the Euro because our primary assets and revenues are denominated in Pesos while substantially all of our financial liabilities are denominated in U.S. Dollars or Euros.

    In addition to these circumstances, changes in Argentina may have other unforeseen consequences that could negatively affect our results of operations and financial position. We cannot assure you that other laws that negatively affect us will not be introduced.

Critical Accounting Policies and Estimates

    Our results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (May through September).

    In connection with the preparation of the Annual Financial Statements and our Interim Financial Statements we have relied on estimates and assumptions derived from historical experience and various other factors that are reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of our business, the portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different estimates, assumptions or conditions.

    The assumptions most subject to judgment in our expected cash flows, which affect our accounting for the impairment of long-lived assets and realization of deferred income tax, as described below, are:

    o Tariff increases: our forecasts have assumed tariff increases that will reach tariff levels of less than 50% of the tariffs in Dollars as of December 2001.

    o Restructuring of the indebtedness: we have assumed our financial debt will be restructured in such a way that will allow us to recover suitable financial indicators.

    o Exchange rate and inflation rate: we have forecast steady levels consistent with those in force at the date of this solicitation statement.

    In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

    o revenue recognition and accounts receivable;

    o impairment of long-lived assets;

    o provision for allowances and contingencies; and

    o deferred income tax.

  Revenue recognition and accounts receivable

    Revenue is recognized on an accrual basis upon delivery to customers, which includes estimated amounts of gas delivered but not yet billed at the end of each period.

    We provide for losses relating to accounts receivable. The allowance for doubtful accounts is based on our estimates of collections. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. The corresponding charge is included in selling expenses; no adjustment is made to sales revenue. To establish the allowance for doubtful accounts our management constantly evaluates the amount and characteristics of our account receivables. The allowance for doubtful accounts as of June 30, 2005 and 2004 amounted to Ps.60.5 million and Ps.70.5 million, respectively. The decrease in the allowance for doubtful accounts was mainly due to the recovery of such allowance recorded during the six month ended June 30, 2005. Based on the favorable evolution of our past due accounts receivable from December 31, 2004 to June 30, 2005, our management decided to recover a part of the allowance for doubtful accounts.

  Impairment of long-lived assets

    We periodically evaluate the carrying value of our long-lived assets for impairment. We consider the carrying value of long-lived assets to be impaired when the expected cash flows undiscounted and without interest, from such assets, computed without a discount factor or interest, is less than their carrying value. In that event, a loss would be recognized within operating profit based on the amount by which the carrying value exceeds the fair market value of the long-lived assets. Fair market value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved.

    There are no provisions for impairment recorded in our financial statements as of June 30, 2005 and 2004. Since the estimated fair value of our fixed assets exceeds the recorded book value, changes in these estimates would have to occur to result in an impairment charge.

  Provision for allowances and contingencies

    We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimate of the outcomes of these matters and our lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on our future results of operations and financial condition or liquidity. Provision for contingencies as of June 30, 2005 and 2004 amounted to Ps.2.2 million and Ps.1.9 million, respectively.

  Deferred income tax

    The realization of deferred income tax assets depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, we have considered the reversal of the deferred income tax liabilities, tax planning and taxable income projections based on our best estimates. We periodically perform economic and financial projections based on alternative scenarios that consider macroeconomic, financial, market and regulatory estimates. In making these projections, our management has considered tariff changes and adjustments to our costs in its projections, in order to reestablish our economic and financial equation. Actual results could differ from those estimated. Based on those projections, the financial statements as of June 30, 2005 and 2004 include a valuation allowance against the deferred tax assets considered non-recoverable in an amount equal to Ps.153.3 million and Ps.171.2 million, respectively. The decrease in the valuation allowance was mainly due to the recovery recorded as of June 30, 2005 due to higher taxable income.

Operating Results

    The following review of the results of our operations and financial condition should be read in conjunction with our Interim Financial Statements and with our Selected Operations and Financial Information included herein. Our Interim Financial Statements have been prepared in accordance with Argentine GAAP except as discussed below. Accordingly, our Interim Financial Statements reflect the effects of inflation through August 31, 1995. As from that date and according to Argentine GAAP and CNV requirements, the restatement for inflation was discontinued through December 31, 2001. In accordance with CNV General Resolution No. 415/200 dated July 25, 2002, financial statements are to be expressed in Pesos and restated for inflation since January 1, 2002. To this end, Resolution No. 6 of the Argentine Federation of Professional Counsels in Economic Sciences has been adopted to provide that accounting measurements restated as of August 31, 1995, as well as those corresponding to the period from that date to December 31, 2001, will be considered restated as at the latter date.

    On March 25, 2003, the National Executive Power issued Decree No. 664/2000 which establishes that financial statements for fiscal years/periods ending after that date should be stated in nominal Pesos. Consequently, according to Resolution No. 441, issued by the CNV, we discontinued the restatement for inflation of our financial statements effective March 1, 2003.

    Our assets and liabilities in foreign currency as of June 30, 2005 have been valued at nominal value translated at year-end exchange rates, except for financial debts in foreign currency owed to Argentine financial institutions which have been converted into Pesos at a rate of Ps.1 per U.S.$1 plus a CER adjustment, including accrued interest, if applicable, and accounts payable in foreign currency that are under renegotiation and have been converted into Pesos at a rate of Ps.1 per U.S.$1.

Results of Operations for the Six Months Ended June 30, 2005 and 2004

    Our sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, our sales and earnings, are significantly higher during the winter months (from May to September), due to the larger volumes of gas sold.

    Our sales during the six months ended June 30, 2005, increased 17.2% and our operating costs increased 21.4% compared to the six months ended June 30, 2004. Gross profit increased by Ps.2.6 million to Ps.87.6 million for the six months ended June 30, 2005 compared to Ps.85.0 million for the six months ended June 30, 2004, principally as a result of increased sales to power plants and increased sales of CNG.

    During the six months ended June 30, 2005, our operating income was Ps.45.5 million compared to Ps.29.5 million for the six months ended June 30, 2004.

    During the six months ended June 30, 2005 we recorded a financial and holding gain of Ps.39.4 million compared to a loss of Ps.46.6 million for the six months ended June 30, 2004. This increase was mainly a due to the positive impact of exchange rates on our financial debt denominated in foreign currency.

    Our net income for the six months ended June 30, 2005 was Ps.86.7 million compared to a net loss of Ps.16.8 million for the six months ended June 30, 2004, principally as a result of the positive impact of fluctuations in the exchange rate applicable to our financial debt in foreign currency with financial entities outside the Argentine financial system.

Sales

    Our sales during the six months ended June 30, 2005 increased by 17.2% to Ps.430.1 million compared to Ps.367.1 million for the six months ended June 30, 2004. This increase was mainly due to (i) an increase in the price of gas included in our tariffs in accordance with the tariff structure approved by ENARGAS on a temporary basis on May 11, 2004, October 28, 2004 and June 8, 2005 and (ii) an increase in gas volumes we supplied, mainly to electric power plants.

    Sales to residential customers during the six months ended June 30, 2005 decreased by 3.2% to Ps.170.7 million compared to Ps.176.3 million for the six months ended June 30, 2004, due principally to a decrease in our sales tariff to residential customers as a result of a seasonal decrease in gas prices. Delivered volumes to residential customers increased by 1.4% during the six months ended June 30, 2005 compared to the six months ended June 30, 2004, mainly due to lower average temperatures recorded during the first half of 2005 compared to the first half of 2004.

    Sales to power plants increased by 64.8% and volumes of gas sold increased by 9.1% during the six months ended June 30, 2005 compared to the six months ended June 30, 2004. This increase was mainly due to an increase in the gas price included in our tariffs according to the tariff structure approved by ENARGAS on a temporary basis on May 11, 2004, October 28, 2004 and June 8, 2005, an increase in electricity demand and lower levels of hydroelectric generation which increased power plants' gas consumption during the six months ended June 30, 2005 compared to the six months ended June 30, 2004.

    Sales to industrial, commercial and governmental customers increased by 14.8% during the six months ended June 30, 2005 compared to the six months ended June 30, 2004 mainly due to the ongoing improvement in the Argentine economy, an increase in the gas price included in our tariffs according to the tariff structure approved by ENARGAS on a temporary basis on May 11, 2004, October 28, 2004 and June 8, 2005 and increases derived from contract renegotiations with different customers. Delivered volumes to industrial, commercial and governmental customers also increased by 1.5% during the six months ended June 30, 2005 compared to the six months ended June 30, 2004.

    Sales of CNG increased by 42.2% during the six months ended June 30, 2005 compared to the six months ended June 30, 2004 mainly due to an increase in delivered volumes and an increase in the gas price included in our tariffs for this segment. CNG delivered volumes increased by 2.9% during the six months ended June 30, 2005 compared to the six months ended June 30, 2004 due to a period-to-period increase in vehicles converted to CNG as a consequence of the lower price of this fuel compared to alternative fuels.

    Sales and volumes available for processing during the six months ended June 30, 2005 decreased by 8.9% and 58.3%, respectively, due to a decrease in delivered volumes which were partially offset by an increase in the price of gas.

    The table below sets forth our sales by customer category for the six months ended June 30, 2005 and 2004 and the percentage of sales represented by sales to each customer category:

                                                                       Sales (unaudited)
                                           ---------------------------------------------------------------------------
                                              Six months                            Six months
                                                 ended                                 ended
                                               June 30,             % of             June 30,             % of
                                                 2005               Sales              2004               Sales
                                           ---------------------------------------------------------------------------
                                                           (in millions of Pesos, except percentages)
                                           ---------------------------------------------------------------------------
Gas and services
Residential............................          170.7               39.7              176.3              48.0
Power plants...........................           69.9               16.3               46.2              12.6
Industrial, commercial and governmental           65.4               15.2               60.7               16.5
Compressed natural gas.................           54.5               12.6               38.3               10.5
                                           ------------------ ------------------ ------------------ ------------------
  Subtotal.............................          360.5               83.8              321.5               87.6
Transportation and distribution service
Power plants...........................           38.1                8.9               19.4                5.3
Industrial, commercial and governmental           20.1                4.7               13.7                3.7
                                           ------------------ ------------------ ------------------ ------------------
  Subtotal.............................           58.2               13.6               33.1                9.0
Processed natural gas..................           11.4                2.6               12.5                3.4
  Total................................          430.1              100.0              367.1              100.0
                                           ================== ================== ================== ==================

    The table below sets forth our delivered volume of natural gas by customer category for the six months ended June 30, 2005 and 2004 and the percentage of total delivered volume of natural gas represented by the volumes delivered to each customer category:

                                                               Volumes Delivered (unaudited)
                                       -------------------------------------------------------------------------------
                                              Six months          % of Volume         Six months          % of Volume
                                                 ended              of Gas               ended              of Gas
                                             June 30, 2005         Delivered         June 30, 2004         Delivered
                                       -------------------------- ------------ -------------------------- ------------
                                          MMCM          MMCF                      MMCM          MMCF
                                       ------------ ------------- ------------ ------------ ------------- ------------
Gas and services
Residential.......................        767.5       27,103.9       18.8         757.0       26,733.1        19.3
Power plants......................        640.8       22,629.5       15.7         621.4       21,944.4        15.9
Industrial, commercial and
governmental......................        408.6       14,429.5       10.0         431.7       15,245.3        11.0
Compressed natural gas............        344.3       12,158.8        8.4         334.7       11,819.8         8.5
                                       ------------ ------------- ------------ ------------ ------------- ------------
  Subtotal........................      2,161.2       76,321.7       52.9       2,144.8       75,742.5        54.7
Transportation and distribution
service only
Power plants......................      1,569.2       55,415.5       38.5       1,403.9       49,578.0        35.8
Industries........................        305.6       10,792.1        7.5         272.1        9,609.1         7.0
                                       ------------ ------------- ------------ ------------ ------------- ------------

  Subtotal........................      1,874.8       66,207.6       46.0       1,676.0       59,187.1        42.8
Processed natural gas.............         40.9        1,444.4        1.1          98.1        3,464.4         2.5
                                       ------------ ------------- ------------ ------------ ------------- ------------

                  Total...........      4,076.9      143,973.7      100.0       3,918.9      138,394.0       100.0
                                       ============ ============= ============ ============ ============= ============

Operating Costs

    Operating costs totaled Ps.342.4 million during the six months ended June 30, 2005, representing a 21.4% increase compared to Ps.282.1 million for the six months ended June 30, 2004. This increase was mainly attributable to (i) higher prices of gas purchased as a result of the implementation of the schedule for the normalization of gas prices at points of entry into the transportation system, (ii) higher gas volumes purchased and (iii) higher fixed asset depreciation.

    During the six months ended June 30, 2005, we purchased 2,608.2 million cubic meters of gas, representing an increase of 1.1% compared to the gas volumes purchased in the six months ended June 30, 2004. This increase was mainly due to the increase in gas volumes delivered to power plants and volumes of CNG sold. During the six months ended June 30, 2005, gas purchase costs increased by 35.3% compared to gas purchase costs for the six months ended June 30, 2004 mainly due to the increase in volumes purchased and higher prices of gas purchased as a result of the implementation of the schedule for the normalization of gas prices at points of entry into the transportation system.

    Gas transportation costs decreased 4.2% from Ps.97.4 million during the six months ended June 30, 2004 to Ps.93.3 million for the six months ended June 30, 2005 due to penalties imposed on other gas distributors with respect to transportation capacity not delivered to us under our agreement with them. Gas transportation tariffs have not been increased since January 2002 when the Public Emergency Law became effective.

    During the six months ended June 30, 2005 and 2004, we capitalized Ps.1.8 million and Ps.1.1 million, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in our fixed assets.

    The table below sets forth our operating costs by type of expense for the six months ended June 30, 2005 and 2004 and the percentage of our operating costs represented by each type of operating cost:

                                                                  Operating Costs (unaudited)
                                           ---------------------------------------------------------------------------
                                              Six months                            Six months
                                                 ended           % of Total            ended           % of Total
                                               June 30,           Operating          June 30,           Operating
                                                 2005               Costs              2004               Costs
                                           ---------------------------------------------------------------------------
                                                           (in millions of Pesos, except percentages)
                                           ---------------------------------------------------------------------------
Gas supply.............................         181.6                53.0              134.2              47.6
Gas transportation service.............          93.3                27.3               97.4              34.5
Fixed assets depreciation..............          47.9                14.0               33.4              11.8
Payroll and social security contributions        11.0                 3.2                9.0               3.2
Operations and maintenance.............           2.9                 0.9                2.9               1.0
Technical operator's fee...............           2.5                 0.7                2.3               0.8
Sundry materials.......................           1.4                 0.4                1.2               0.4
Fees for sundry services...............           0.9                 0.3                0.9               0.3
Other operating costs..................           2.7                 0.8                1.9               0.7
Capitalization of operating costs......          (1.8)               (0.6)              (1.1)             (0.4)
                                           ------------------ ------------------ ------------------ ------------------

  Total................................         342.4               100.0              282.1             100.0
                                           ================== ================== ================== ==================

Administrative Expenses

    Administrative expenses increased by 3.4% from Ps.25.0 million during the six months ended June 30, 2004 to Ps.25.8 million for the six months ended June 30, 2005. This increase was mainly due to higher taxes and rates, such as the tax for public services, payroll and social security contributions and fixed asset maintenance, partially offset by a decrease in leases and a reduction in insurance expenses.

    The table below sets forth our administrative expenses by class of expense for the six months ended June 30, 2005 and 2004 and the percentage of our administrative expenses represented by each class of administrative expense:

                                                              Administrative Expenses (unaudited)
                                           ---------------------------------------------------------------------------
                                                  Six                                  Six
                                                months                                months
                                                 ended           % of Tota            ended            % of Total
                                               June 30,        Administrative        June 30,        Administrative
                                                 2005             Expenses             2004             Expenses
                                           ---------------------------------------------------------------------------
                                                           (in millions of Pesos, except percentages)
                                           ---------------------------------------------------------------------------
Payroll and social security contributions         9.8                37.9                8.0               32.3
Fixed assets depreciation..............           5.1                19.7                5.2               20.6
Fixed assets maintenance...............           2.0                 7.6                1.5                6.0
Fees for sundry services...............           1.5                 6.0                2.0                7.9
Insurance..............................           1.4                 5.4                2.2                9.0
Leases.................................           0.7                 2.7                2.0                8.0
Taxes and rates........................           1.3                 5.2                0.9                3.7
Other administrative expenses..........           4.0                15.5                3.2               12.5
                                           ------------------ ------------------ ------------------ ------------------

  Total................................          25.8               100.0               25.0              100.0
                                           ================== ================== ================== ==================

Selling Expenses

    Selling expenses decreased by 47.0% from Ps.30.6 million during the six months ended June 30, 2004 to Ps.16.3 million for the six months ended June 30, 2005. This decrease was mainly due to a period-to-period decrease in the allowance for doubtful accounts, partially offset by higher taxes and rates, and payroll and social security contributions. Based on the favorable evolution of our past due accounts receivable from December 31, 2004 to June 30, 2005, our management decided to recover a part of the allowance for doubtful accounts.

    The table below sets forth our selling expenses by class of expense for the six months ended June 30, 2005 and 2004 and the percentage of our selling expenses represented by each class of selling expense:

                                                                  Selling Expenses (unaudited)
                                           ---------------------------------------------------------------------------
                                              Six Months                            Six Months            % of
                                                 Ended                                 Ended              Total
                                               June 30,          % of Total          June 30,            Selling
                                                 2005         Selling Expenses         2004             Expenses
                                           ---------------------------------------------------------------------------
                                                           (in millions of Pesos, except percentages)
                                           ---------------------------------------------------------------------------
Payroll and social security contributions         9.1               56.3               7.8                25.6
Taxes and rates........................          13.8               85.4              11.7                38.3
Doubtful accounts......................         (13.5)             (83.2)              4.4                14.5
Fees for sundry services...............           2.1               13.2               2.2                 7.1
Bank expenses and commissions..........           2.1               12.8               2.1                 6.9
Advertising............................           0.4                2.4               0.3                 1.1
Other selling expenses.................           2.3               13.1               2.1                 6.5
                                           ------------------ ------------------ ------------------ ------------------

  Total................................          16.3              100.0              30.6               100.0
                                           ================== ================== ================== ==================

Financing and Holding Results

    Financing and holding results for the six months ended June 30, 2005 were Ps.39.4 million compared to a loss of Ps.46.6 million for the six months ended June 30, 2004. This increase was due to the positive impact of fluctuations in the exchange rate applicable to our financial debt denominated in foreign currency.

Other Income, Net

    Other income, net for the six months ended June 30, 2005 totaled Ps.1.7 million compared to Ps.0.3 million for the six months ended June 30, 2004. This increase was mainly generated by reimbursements for insurance claims.

Income Tax

    During the six months ended June 30, 2005, we recorded Ps.0.05 million as charge for income tax while in the same period of the previous year no charge had been recorded.

Net Income (Loss)

    As a result of the foregoing factors, net income for the six months ended June 30, 2005 amounted to Ps.86.7 million compared to a loss of Ps.16.8 million for the six months ended June 30, 2004.

Liquidity and Capital Resources

  Liquidity

    Historically, we have maintained high levels of liquidity generated by cash flow from operations, access to capital markets and bank credit lines.

    Our primary sources and uses of cash for the six months ended June 30, 2005 and 2004 are shown in the table below:

                                                                ----------------------------------------
                                                                   For the six months ended June 30,
                                                                ----------------------------------------
                                                                       2005                 2004
                                                                ----------------------------------------
                                                                        (in millions of pesos)
                                                                ----------------------------------------
Cash and cash equivalents at the beginning of the year....                369.1               239.6
Net cash provided by operating activities.................                 70.7                54.4
Net cash used in investing activities.....................                 18.6                11.0
Net cash provided by (used in) financing activities.......                   --                  --
Increase in cash and cash equivalents.....................                 52.2                43.4
Cash and cash equivalents at the end of the period........                421.3               283.0

    Our cash and cash equivalents are typically denominated in Pesos, with the remainder denominated in foreign currencies such as the U.S. dollar. As of June 30, 2005 and 2004, our cash and cash equivalents in U.S. Dollars totaled U.S.$127.9 million and U.S.$81.2 million.

    We seek to meet our liquidity and capital requirements principally with cash flow from operations.

  Net Cash Provided by Operating Activities

    Net cash provided by operating activities amounted to Ps.70.7 million for the six months ended June 30, 2005 and Ps.54.4 million for the six months ended June 30, 2004. This increase is mainly due to higher operating income.

  Net Cash Used in Investing Activities

    Net cash used in investing activities totaled Ps.18.6 million for the six months ended June 30, 2005 compared to Ps.11.0 million for the six months ended June 30, 2004. This increase was mainly due to higher investments in network replacement, such as pipelines and gas meters, increased investments in escape repairs and in office equipment and in hardware replacement.

  Net Cash Provided by Financing Activities

    As a consequence of the continued impact of the Public Emergency Law and the decrees established thereunder on the Argentine financial system and on our financial situation, there were no significant financing activities during the six months ended June 30, 2005 and 2004.

  Capital Resources

    Since the beginning of the Argentine crisis, in December 2001, we suffered significant constraints on our liquidity, and we have not been able to access new sources of financing. Domestic and international financial markets are closed to us as they are to other Argentine companies. As a result of the significant and material changes in the Argentine economy, including, among other things, the suspension of adjustments in our tariffs, the conversion of our Dollar-denominated tariffs into Pesos at the rate of Ps.1 per U.S.$1, and the devaluation of the Peso, we lost access to capital markets and other financing sources, both domestically and internationally.

    As a result, on March 25, 2002, we suspended regular payments of principal and interest on all of our financial indebtedness.

    As of June 30, 2005, the outstanding principal of and accrued interest on
(i) our Peso-denominated existing debt totaled Ps.87.5 million, (ii) our U.S. Dollar-denominated existing debt totaled U.S.$347.3 million and (iii) our Euro-denominated existing debt totaled Euros 131.8 million. The principal of and accrued interest on all our existing debt at June 30, 2005 aggregated the equivalent of U.S.$536.8 million, based on the exchange rate of Ps.2.887 per U.S.$1.00 and Euros 0.8276 per U.S.$1.00 published by Banco Nacion on that date. Our financial debt as a percentage of our total capitalization amounted to 67.7% as of June 30, 2005, and 66.0% as of June 30, 2004. See Note 9 to our Interim Financial Statements for information regarding our financial debt. As of June 30, 2005, and 2004 our cash and cash equivalents in U.S. Dollars totaled U.S.$127.9 million and U.S.$81.2 million, respectively. We do not have any financial instruments for hedging purposes. Should no financing alternatives be available to us or should we not succeed in our restructuring, we will not be able to meet our financial liabilities to our financial creditors and we may be unable to continue as a going concern. See Item 11: "Quantitative and Qualitative Disclosure About Market Risk" in our 20-F.

  Future Capital Requirements

    As part of our strategy, we embarked on and continued through 2001 a major capital expenditure program designed to extend and renovate pipelines, regulators, valves and meters, to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems and to upgrade our customer service branch network. We expended the equivalent of approximately U.S.$524.9 million in capital expenditures from 1993 through 2001. Due to the financial crisis in Argentina and the pesification and freezing of our tariffs, beginning in 2002 we reduced our capital expenditures to amounts required to fulfill our License provisions and ensure safe operation of the network. During the six month period ended June 30, 2005, our capital expenditures totaled Ps.18.6 million.

    We applied our available cash to continue the minimum maintenance activities necessary to ensure the safety and reliability of our system. We believe that our expected future capital expenditures will be financed with cash provided by operating activities and that our capital expenditures for 2005 will be principally applied to ensure the safe operation of our network in accordance with the terms of our License.

                               CERTAIN AGREEMENTS

Gas Argentino Shareholders Agreement

    Gas Argentino is the holder of 70% of our common stock (comprised of 100% of our Class A Shares, representing 51% of our common stock, and 48.7% of our Class B Shares, representing 19% of our common stock). The common stock of Gas Argentino is owned by British Gas International (54.7%), and YPF Inversora (45.3%). See Item 7: "Major Shareholders and Related Party Transactions--Major Shareholders" in our 20-F.

    The shareholders of Gas Argentino have entered into a shareholders agreement, relating to the control and management of Gas Argentino and of us. The following are the principal provisions of the shareholders agreement:

  Board of Directors of Gas Argentino

    The Board of Directors of Gas Argentino is comprised of five directors and five alternate directors. Three directors and alternate directors may be designated by British Gas International and two directors and alternate directors may be designated by YPF Inversora.

  Restrictions on the Transfer of Gas Argentino's Shares

    Provided that a proposed transfer would not adversely affect us or our License, a Gas Argentino shareholder, or "selling shareholder", may transfer its shares to:

    o an affiliate (as defined in the shareholders agreement) provided such affiliate agrees (i) to be bound by the terms of the shareholders agreement and (ii) not to cease to be an affiliate of the selling shareholder unless, before ceasing to be an affiliate of such selling shareholder, the affiliate transfers its shares to the selling shareholder or an affiliate of the selling shareholder; or

    o to a third party or other Gas Argentino shareholder, collectively the "third party", provided the selling shareholder notifies the Gas Argentino shareholders, or the "non-selling shareholders", of the selling price and conditions in accordance with the shareholders agreement. The non-selling shareholders will have a right of first refusal with respect to the proposed sale of the shares on a pro rata basis relative to the non-selling shareholders respective shareholding. In the event the non-selling shareholders do not purchase the offered shares, the selling shareholders may sell its shares to a third party on the same terms as were notified to the non-selling shareholders.

  Board of Directors of MetroGAS

    Our board of directors is comprised of eleven directors and eleven alternate directors who will replace the former. Directors shall hold office for one to three fiscal years, as resolved at the Meeting of Shareholders, and may be reelected. At a Class Meeting of Shareholders, which shall be convened in first and second call simultaneously with the relevant general meeting, class "A" shareholders shall elect six directors and six alternate directors, class "B" shareholders shall elect four directors and four alternate directors and class "C" shareholders shall elect one director and one alternate director. Directors elected in accordance with the above procedure may only be removed by the class or classes that elected them; provided, however, that the general Meeting of Shareholders may remove the whole board by a majority vote of the shareholders of the three classes. For the purposes of our shareholders meetings, Gas Argentino's representatives at such meetings shall be appointed by Gas Argentino and shall vote at any such meeting pursuant to written instructions provided by Gas Argentino's board of directors. If such instructions are not provided to Gas Argentino's representatives, such representatives will refrain from voting at any such meeting.

    For the purposes of our shareholders meetings, Gas Argentino's representatives at such meetings shall be appointed by Gas Argentino and shall vote at any such meeting pursuant to written instructions provided by Gas Argentino's board of directors. If such instructions are not provided to Gas Argentino's representatives, such representatives will refrain from voting at any such meeting.

  Decisions Relating to MetroGAS

    We may not without the prior written consent of the board of directors of Gas Argentino representing at least 90% of the aggregate voting interest of Gas Argentino's shareholders or the favorable vote of shares representing at least 90% of the aggregate voting interest of Gas Argentino's shareholders:

    o amend our by-laws;

    o amend the Technical Assistance Agreement;

    o amend or terminate our License;

    o create, acquire or dispose of any subsidiary or of any shares in any subsidiary or acquire shares in any company; or

    o enter into a new business other than that of gas distribution and related activities including peak shaving, gas storage and servicing.

    In addition, we may not, among other things, without the prior written consent of the board of directors of Gas Argentino representing at least 70% of the aggregate voting interest of Gas Argentino's shareholders or the favorable vote of shares representing at least 70% of the aggregate voting interest of Gas Argentino's shareholders:

    o make capital increases, contributions or reductions other than as required under our License;

    o approval of the annual budget and major amendments to it;

    o borrow any sum in excess of a maximum aggregate amount of U.S.$6,000,000;

    o sell or lease assets of an amount in excess of U.S.$2,000,000;

    o mortgaging or charging substantial assets, except in the ordinary course of business;

    o make any loan or advance or give any credit (other than normal trade credit) in excess of U.S.$1,000,000;

    o give any guarantee or indemnity to secure the liabilities or obligations of any person;

    o except as may be required by our License, enter into or terminate any contract or commitment involving expenditure which would exceed U.S.$500,000 in any one year in relation to any one contract; or in relation to one project;

    o except as required by the mandatory investments contained in the License, enter into or terminate any contract or commitment which would exceed U.S.$500,000 in any one year in relation to any one contract, or in relation to one project;

    o commence or settle any substantial litigation or arbitration or commence any litigation against the Government of Argentina or the Regulatory Entity;

    o create, acquire or dispose of any debentures or other securities (or any interest therein) other than shares in any person or issue any debt securities;

    o enter into any joint venture, partnership or profit sharing arrangement with any person;

    o amend the dividend policy and tariff policies; or

    o appoint or remove our Commercial Director.

  Transactions with Affiliates

    Transactions between Gas Argentino, its shareholders and us must always be entered into on an arm's length basis and are subject to prior approval by the majority equity participation of Gas Argentino's shareholders.

    In connection with the restructuring currently being pursued by Gas Argentino, Gas Argentino expects that its shareholders will be required to sign a new shareholders agreement with the new holders of its common stock on terms that may be substantially different from the terms of the existing shareholders agreement between Gas Argentino's shareholders and may require the consent of such new holders to a number of actions that Gas Argentino or we may propose to take. See "Summary--Gas Argentino."

Personnel Supply Agreement

    We entered into a personnel supply agreement dated August 24, 2002, to which we refer as the personnel supply agreement, with BG Argentina pursuant to which BG Argentina has agreed, at our request, to supply us with qualified management personnel who are employees of BG Argentina.

    The personnel supply agreement has a four-year term and is automatically renewable for successive four-year terms unless one of the parties notifies the other to the contrary at least six months prior to the expiration date of the personnel supply agreement. The personnel supply agreement requires that we pay BG Argentina its costs for making the management personnel available to us.

    BG Argentina makes available to us our general director and our operations director under the personnel supply agreement. Pursuant to this agreement we paid Ps.0.6 million for the six month period ended June 30, 2005 and Ps.0.7 million for the six month period ended June 30, 2004.

Manpower Supply Agreement

    In order to provide us with highly trained and experienced employees to fill certain senior management positions, we entered into a manpower supply agreement with an affiliate of BG Group Plc dated November 13, 1993. Any employees hired under the manpower supply agreement on a long-term basis are placed on our payroll. We reimburse an affiliate of BG Group Plc for the salaries, expenses and other costs associated with the short-term placement of BG Group managers with us. While we hired a number of senior managers under the manpower supply agreement, we have not done so since March 2002 and we have made no payments thereunder since 2002.

Technical Assistance Agreement

    An affiliate of BG Group Plc provides technical assistance to us as Technical Operator under the terms of an eight-year technical assistance agreement originally dated December 28, 1992, or the "Technical Assistance Agreement", which is renewable with the consent of both parties and the term of which has been extended as described below. The services required to be provided by an affiliate of BG Group Plc under the Technical Assistance Agreement include advising us on: (i) replacement, repairs and renovation of facilities and equipment to ensure that the performance of the system is in accordance with standards of prudent companies with good reputations; (ii) preparation of performance evaluations, operating cost analyses and construction assessments and advice related to budget control; (iii) safety, reliability and efficiency of system operation and gas industry services; (iv) compliance with applicable laws and regulations relating to safety and health, pollution and environmental protection of the system; (v) routine and preventative maintenance of the system; (vi) staff training; (vii) design and implementation of the procedures necessary to accomplish the aforesaid services; and (viii) design and implementation of a management information and inspection system for all major aspects of natural gas distribution.

    The original Technical Assistance Agreement provided for the payment to an affiliate of BG Group Plc of an annual technical assistance fee net of any Argentine value added tax or local gross turnover tax equal to the greater of
(i) Ps.3.0 million and (ii) 7% of the amount obtained after subtracting Ps.$3.0 million from pre-tax net income before interest expense, financial income (expenses) and holding gains (losses) and income taxes. The parties renewed the Technical Assistance Agreement on December 28, 2000. While the terms and conditions of the original Technical Assistance Agreement were generally maintained, it was amended to provide that (a) the annual fixed fee will be payable in advance and in 12 installments instead of in three installments, (b) the parties may terminate the Technical Assistance Agreement upon 180 days' notice and (c) the Technical Assistance Agreement will expire on December 28, 2008. On January 4, 2001 ENARGAS informed the parties it did not have any objections regarding the renewal.

    The Technical Assistance Agreement also provides for BG Group to make its employees available to us for either long-term employment, in accordance with the Manpower Supply Agreement discussed above, or for purposes of providing advice or implementing such advice. Advice is provided to us at no cost, subject to the reimbursement by us of all direct expenses incurred by an affiliate of BG Group Plc, including travel and living expenses incurred by BG Group employees providing such advice. The fees of an affiliate of BG Group Plc under the Technical Assistance Agreement and other disbursements thereunder and under the Manpower Supply Agreement are to be paid out of our revenues prior to the declaration and payment of dividends.

    Pursuant to the Public Emergency Law and Decree No. 214/2002, our Dollar-denominated payment obligations under the Technical Assistance Agreement were converted to Pesos at the rate of Ps.1 per U.S. Dollar plus a CER adjustment. Consequently, and due to our financial situation, the parties entered into an amendment, or the "Amendment", to the Technical Assistance Agreement which became effective March 1, 2002. The Amendment requires us to pay an annual fee equal to the greater of (a) Ps.360,000, adjusted by CER, or the "Fixed Management Fee", and (b) the 7% of our net profits, or the "Profit Fee", if a financial debt restructuring is achieved. The Amendment also establishes that from the fiscal year in which the Profit Fee is higher than Ps.3 million adjusted by CER as from March 31, 2002 and provided we achieve a financial debt restructuring, the Amendment will have no further effect and we shall pay, in addition to the ordinary management fee, an amount equal to the Fixed Management Fee of Ps.3 million adjusted by CER as from March 1, 2002, annually, less any payments made in accordance with the Amendment. If such amounts become payable, we shall pay such amounts in 36 consecutive monthly installments.

                                  METROGAS S.A.


                    CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004

                                  METROGAS S.A.

                    CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


                          INDEX TO FINANCIAL STATEMENTS




                                                                            Page
                                                                            ----

 Unaudited Consolidated Interim Balance Sheets........................      F-5

 Unaudited Consolidated Interim Statements of Income..................      F-6

 Unaudited Consolidated Interim Statements of Cash Flows .............      F-7

 Unaudited Notes to the Consolidated Interim Financial Statements.....      F-8

 Exhibits A, D, E, F, G and H.........................................      F-24

 Unaudited Interim Balance Sheets ....................................      F-30

 Unaudited Interim Statements of Income ..............................      F-31

 Unaudited Interim Statements of Changes in Shareholders' Equity .....      F-32

 Unaudited Interim Statements of Cash Flows...........................      F-33

 Unaudited Notes to Interim Financial Statements .....................      F-34

 Exhibits A, C, D, E, F, G and H......................................      F-78

             Free translation from the original prepared in Spanish
                          for publication in Argentina


                                  METROGAS S.A.

Legal address: Gregorio Araoz de Lamadrid 1360 - Autonomous City of Buenos Aires

                    CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004

Fiscal years No. 14 and 13 commenced January 1, 2005 and 2004

Principal activity: Provision of natural gas distribution services

Date of registration with the Public Registry of Commerce: December 1, 1992

Duration of Company:  Until December 1, 2091

By-laws amendments:
Approved by Shareholders' Ordinary and Extraordinary Meeting held on December 28, 1992
Approved by Shareholders' Extraordinary Meeting held on February 3, 1993 Approved by Shareholders' Ordinary and Extraordinary Meeting held on April 18, 1994
Approved by Shareholders' Extraordinary Meeting held on June 29, 1994
Approved by Shareholders' Ordinary and Extraordinary Meeting held on April 19, 1995
Approved by Shareholders' Extraordinary Meeting held on February 7, 1996 Approved by Shareholders' Extraordinary Meeting held on March 12, 1997 Approved by Shareholders' Ordinary and Extraordinary Meeting held on April 29, 2003
Approved by Shareholders' Ordinary and Extraordinary Meeting held on December 10, 2003
Approved by Shareholders' Ordinary and Extraordinary Meeting held on July 29,
2005

Parent company: Gas Argentino S.A.
Legal address: Gregorio Araoz de Lamadrid 1360 - Autonomous City of Buenos Aires Principal activity: Investment
Percentage of votes held by the parent company: 70%

Composition and changes in Capital Stock as of June 30, 2005

Composition

                            Classes of shares                                   Subscribed,
                                                                                registered
                                                                                and paid-in
--------------------------------------------------------------------------------------------------
Outstanding:                                                                  Thousands of Ps.
                                                                           -----------------------

Ordinary certified shares of Ps. 1 par value and 1 vote each:
                         Class A                                                          290,277
                         Class B                                                          221,977
                         Class C                                                           56,917
                                                                           -----------------------

Capital Stock as of June 30, 2005                                                         569,171
                                                                           =======================






             Free translation from the original prepared in Spanish
                          for publication in Argentina

                                  METROGAS S.A.

                    CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


Changes in Capital Stock

                                                                                          Subscribed,
                                                                                          registered
                                                                                          and paid-in
------------------------------------------------------------------------------------------------------------
                                                                                        Thousands of Ps.
                                                                                     -----------------------

Capital Stock as per charter of November 24, 1992 registered with the Public
Registry of Commerce on December 1, 1992 under No. 11,670, Corporations
Book 112, Volume A.                                                                                      12

Capital Stock increase approved by the Shareholders' Meeting held on
December 28, 1992 and registered with the Public Registry of Commerce on
April 19, 1993 under No. 3,030, Corporations Book 112, Volume A.                                    388,212

Capital Stock increase approved by the Shareholders' Meeting held on June 29,
1994 and registered with the Public Registry of Commerce on September 20, 1994
under No. 9,566, Corporations Book 115, Volume A.                                                   124,306

Capitalization of the Adjustment to Capital Stock approved by the
Shareholders' Meeting held on March 12, 1997 and registered with the
Public Registry of Commerce on June 17, 1997 under No. 6,244,
Corporations Book 121, Volume A.                                                                     56,641
                                                                                     -----------------------

Capital Stock as of June 30, 2005                                                                   569,171
                                                                                     =======================




                                                      Jorge E. Verruno
                                              Chairman of the Board of Directors

   Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

   UNAUDITED CONSOLIDATED INTERIM BALANCE SHEETS AS OF JUNE 30, 2005 AND 2004
                AND AUDITED BALANCE SHEETS AS OF DECEMBER 31, 2004

                                                  June 30,    December 31,    June 30,
                                             ---------------------------------------------
                                                    2005          2004           2004
                                             ---------------------------------------------
                                                           Thousands of Ps.
                                             ---------------------------------------------
ASSETS
CURRENT ASSETS
    Cash and deposits in banks (Note 3 a))
    Investments (Note 3 b))                          421,265       369,099        282,937
    Trade receivables, net (Note 3 c))                    42            41             41
    Other receivables (Note 3 d))                    147,881        94,299        126,706
    Inventories, net (Note 3 e))                      19,898        10,398          8,404
                                                       2,368         2,555          2,634
                                             ---------------  ------------  -------------
     Total current assets                            591,454       476,392        420,722
                                             ---------------  ------------  -------------

NON-CURRENT ASSETS
    Trade receivables (Note 3 f))                          -             -          1,460
    Other receivables (Note 3 g))                    194,949       186,447        186,140
    Fixed assets, net (Exhibit A)                  1,725,038     1,760,039      1,799,779
                                             ---------------  ------------  -------------
     Total non-current assets                      1,919,987     1,946,486      1,987,379
                                             ---------------  ------------  -------------
       Total assets                                2,511,441     2,422,878      2,408,101
                                             ===============  ============  =============

LIABILITIES
CURRENT LIABILITIES
 Debts

   Accounts payable (Note 3 h))                      131,995        90,911         87,532
   Financial debt (Note 3 i))                      1,549,714     1,597,836      1,475,736
   Payroll and social security payable                 7,479         7,749          5,849
   Taxes payable                                      32,106        27,768         31,597
   Other liabilities                                  33,610        31,941         36,922
                                             ---------------  ------------  -------------
     Total Debts                                   1,754,904     1,756,205      1,637,636
                                             ---------------  ------------  -------------
   Provision for contingencies (Exhibit E)             2,190         1,924          1,866
                                             ---------------  ------------  -------------
     Total current liabilities                     1,757,094     1,758,129      1,639,502
                                             ---------------  ------------  -------------


NON-CURRENT LIABILITIES
   Accounts payable (Note 5)                          14,946        12,008          9,663
                                             ---------------  ------------  -------------
     Total non-current liabilities                    14,946        12,008          9,663
                                             ---------------  ------------  -------------
       Total liabilities                           1,772,040     1,770,137      1,649,165
                                             ---------------  ------------  -------------
MINORITY INTEREST                                          7             -              -
                                             ---------------  ------------  -------------
SHAREHOLDERS' EQUITY                                 739,394       652,741        758,936
                                             ---------------  ------------  -------------
       Total                                       2,511,441     2,422,878      2,408,101
                                             ===============  ============  =============

Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.






                                            Jorge E. Verruno
                                   Chairman of the Board of Directors

   Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                   UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF INCOME
                    FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004


                                                                    June 30,
                                                     -----------------------------------
                                                              2005           2004
                                                     -----------------------------------
                                                         Thousands of Ps., except for
                                                             per share information
                                                     -----------------------------------

Sales (Note 3 j))                                             430,052           367,074

Operating cost (Exhibit F)                                   (342,445)         (282,053)
                                                     -----------------  ----------------

                                                               87,607            85,021
     Gross profit

Administrative expenses (Exhibit H)                           (25,831)          (24,963)

Selling expenses (Exhibit H)                                  (16,317)          (30,599)
                                                     -----------------  ----------------

     Operating income                                          45,459            29,459

Financing and holding results generated by assets

 Holding results                                                 (411)              602
 Interest income                                                6,450             3,677
 Exchange (loss) gain and discounts                           (11,118)            2,471

Financing and holding results generated by liabilities

 Holding results                                               (4,768)           (2,077)
 Interest on comercial operations                                (493)              (69)
 Interest on financial operations                             (54,634)          (52,594)
 Exchange gain                                                104,980             1,701
 Others                                                          (587)             (300)

Other income, net                                               1,720               348

Minority interest                                                   5                 -
                                                     -----------------  ----------------


     Income (loss) before income tax                           86,603           (16,782)

Income tax (Note 2.5.i))                                           50                 -
                                                     -----------------  ----------------

     Net income (loss) for the period                          86,653           (16,782)
                                                     =================  ================

Basic income (loss) per share (Note 2.6.)                        0.15            (0.03)
Diluted income (loss) per share (Note 2.6.)                      0.15            (0.03)


Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.






                                            Jorge E. Verruno
                                   Chairman of the Board of Directors

 Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

             UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004


                                                                           June 30,
                                                            -----------------------------------
                                                                     2005           2004
                                                            -----------------------------------
                                                                        Thousands of Ps.
                                                            -----------------------------------

Cash flow from operating activities
     Net income (loss) for the period                                  86,653          (16,782)
Interest expense accrued during the period                             54,634           52,594
Income tax accrued during the period                                      (50)               -

Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
     Minority interest                                                     (5)               -
     Depreciation of fixed assets                                      52,948           38,564
     Net book value of fixed assets retired                               966              549
     Allowance for doubtful accounts                                        -            4,436
     Allowance for inventory obsolescence                                 396              198
     Contingencies reserve                                                266                -
     Materials consumed                                                   906              753
     Financial and holding results                                      4,768            2,077
     Exchange differences                                            (104,980)          (1,701)

Changes in assets and liabilities
     Trade receivables                                                (53,582)         (55,109)
     Other receivables                                                (17,950)          (9,336)
     Inventories                                                         (809)            (969)
     Accounts payable                                                  43,636           34,317
     Payroll and social security payable                                 (270)            (584)
     Taxes payable                                                     10,149           13,890
     Other liabilities                                                  1,585            1,527
     Interest payable and other                                        (2,701)          (3,830)
     Contingencies reserve                                                  -             (521)
     Minimum notional income tax paid for the period                   (5,811)          (5,675)
                                                            ------------------  ---------------
        Net cash provided by operating activities                      70,749           54,398
                                                            ------------------  ---------------

Cash flow used in investing activities
     Increase in fixed assets                                         (18,592)         (11,043)
                                                            ------------------  ---------------
        Net cash used in investing activities                         (18,592)         (11,043)
                                                            ------------------  ---------------

Cash flow used in financing activities
     Cash contributions of minority shareholders                           10                -
                                                            ------------------  ---------------
        Net cash used in investing activities                              10                -
                                                           ------------------  ---------------


Increase in cash and cash equivalents                                  52,167           43,355
Cash and cash equivalents at the beginning of the year                369,140          239,623
                                                            ------------------  ---------------
        Cash and cash equivalents at the end of the period            421,307          282,978
                                                            ==================  ===============

Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.







                                            Jorge E. Verruno
                                   Chairman of the Board of Directors

   Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 1 - CONSOLIDATION BASES

As a consequence of the constitution of MetroENERGIA S.A. ("MetroENERGIA") on April 20, 2005, registered in the Public Registry of Commerce on May 16, 2005, a company in which MetroGAS holds 95% of the Common Stock (Note 2 to the primary financial statements), the Company has consolidated its balance sheet line by line as of June 30, 2005 as well as its statements of income and cash flows for the period ended on that date with the financial statements of the controlled company, following the procedure established in the Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), approved by the Professional Council in Economic Sciences of the City of Buenos Aires ("CPCECABA").

The unaudited consolidated interim financial statements includes assets and liabilities as of June 30, 2005 and the results of operations during the period started on May 16, 2005 and ended on June 30, 2005 of the following controlled company:

                                                              Percentage participation on
                                                    ------------------------------------------------
                  Issuing Company                         Capital             Possible votes
----------------------------------------------------------------------------------------------------
MetroENERGIA S.A.                                           95                      95

The information included in the unaudited consolidated interim financial statements as of June 30, 2005 referred to December 31 and June 30, 2004 is shown with comparative purposes and has not been consolidated.


NOTE 2 - BASES OF PRESENTATION OF THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Below are the most relevant accounting standards used by the Company to prepare its unaudited consolidated interim financial statements, which were applied consistently with those for the previous year.

2.1. Preparation and presentation of unaudited consolidated interim financial statements

The unaudited consolidated interim financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") approved with certain amendments by the Professional Council in Economic Sciences of the City of Buenos Aires ("CPCECABA") in accordance with the resolutions of the National Securities Commission ("CNV").

The CPCECABA approved Technical Pronouncement No. 21 "Equity Value - consolidation of financial statements - information to be disclosed on related parties" through its Resolution M.D. No.

   Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 2 - BASES OF PRESENTATION OF THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Contd.)

5/03. This Technical Pronouncement and the modifications incorporated became effective for financial years beginning on April 1, 2003.

The CNV has adopted this Technical Pronouncement through its General Resolution No. 459/04 establishing its applicability for financial years started as of April 1, 2004. The Company started to apply these guidelines as from the year commenced on January 1, 2005.

The consolidated interim financial statements for the six months ended June 30, 2005 and 2004 have not been audited. Management estimates that they include all the necessary adjustments to fairly present the results of each period. The results for the six months ended June 30, 2005 and 2004 do not necessarily reflect the proportion of the Company's results for the full years.

2.2. Accounting estimates

The preparation of consolidated interim financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the consolidated interim financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and provisions for contingencies. Actual results might differ from estimates and evaluations made at the date of preparation of these unaudited consolidated interim financial statements.

2.3. Recognition of the effects of inflation

These unaudited consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the unaudited consolidated financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of unaudited consolidated financial statements has been discontinued. This criterion is not in accordance with prevailing professional accounting standards, under which financial statements must be restated until September 30, 2003.

The rate used for restatement of items was the internal wholesale price index ("IPIM") published by the National Institute of Statistics and Census.

   Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 2 - BASES OF PRESENTATION OF THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Contd.)

2.4. Comparative information

In accordance with professional accounting standards, the Company shows the information included in the unaudited consolidated interim balance sheet at June 30, 2005 in comparative format with that at December 31, and June 30, 2004, since it is engaged in seasonal activities.

Certain amounts in the unaudited consolidated interim financial statements for the six month ended on June 30, 2004 were reclassified for presentation on a comparative basis with those for the current period.

2.5. Valuation criteria

a) Cash and deposits in banks

Cash on hand has been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the period.

At June 30, 2004 Debt Settlement Bonds of the Province of Buenos Aires ("BOCANOBA") were valued at nominal value multiplied by Ps. 1.4 (Note 5 to primary financial statements) as they are denominated in US$ and used for settlement of tax liabilities accepted at that value.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through period-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at period-end.

The line headed PURE Resolution 415/04 corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption in force between April 29 and September 14, 2004. On April 15, 2005 Resolution No. 624/05 came into effect, reestablishing the program until September 30, 2005.

   Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 2 - BASES OF PRESENTATION OF THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Contd.)

The balance for this item included in trade receivables corresponds to bonuses for consumption pending billing, while the amount recorded under accounts payable corresponds to additional charges for consumption, to be deposited in the Trust Fund indicated by ENARGAS.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Financial debt

Financial debts were valued at nominal value plus financial results accrued at the end of the period. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at the sums received, net of transaction costs, plus financial results accrued at the internal rate of return estimated at that time.

f) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued through period-end, where applicable. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Other receivables not payable in cash (recorded under "take-or-pay receivable") were valued at the replacement cost of the goods or services receivable at the end of the period.

Sundry non-current tax credits were valued based on the best estimate of the sum receivable, discounted applying the interest rate on savings accounts published by Banco de la Nacion Argentina in force at the end of the period, except for deferred tax assets that have not been discounted.

In accordance with CNV regulations and as indicated above, deferred tax assets have not been discounted. This criterion is not in accordance with the accounting standards in force in the Autonomous City of Buenos Aires, which require that those balances be discounted. The effect of this deviation is a decrease in deferred tax assets amounting to Ps. 1.5 million. The discounted value was calculated at the rate of interest applicable to savings accounts, published by Banco de la Nacion Argentina, in accordance with Management estimates, to reflect the best estimate within the estimated term of recovery of the credits.

g) Inventories

Warehouse materials were valued at their period-end replacement cost.

   Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 2 - BASES OF PRESENTATION OF THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Contd.)

The value thus obtained, net of the allowance for inventory obsolescence, is less than the respective recoverable value estimated at the end of each period.

h) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 2.3. to the unaudited consolidated interim financial statements has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 2.3. to the unaudited consolidated interim financial statements except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation at March 1, 2003. The Company capitalizes net costs generated by financing with third party capital of works construction of which takes place over extended periods, until their start up. As mentioned in Note 9 to the unaudited primary financial statements, the amount of interest capitalized during the six months ended June 30, 2005 and 2004 amounted to Ps. 544 thousand and Ps. 550 thousand, respectively, and to Ps. 883 for the year ended December 31, 2004.

During the six months ended June 30, 2005 and 2004, the Company capitalized Ps. 1,785 thousand and Ps. 1,094 thousand, respectively, and Ps. 2,142 thousand for the year ended December 31, 2004, corresponding to the portion of operating costs attributable to planning, execution and control of investments in fixed assets.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 2.3. to the unaudited consolidated interim financial statements.

Aggregate value of these assets is less than recoverable value at the end of the period.

   Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 2 - BASES OF PRESENTATION OF THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Contd.)

i) Income tax

The Company and its controlled company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements. Deferred tax assets are mainly generated by tax loss carry forward. Deferred tax liabilities are mainly generated by temporary differences between the accounting valuation and the tax value of fixed assets and other assets captions, mainly due to different depreciation criteria and the treatment of financial results (interest, exchange differences and adjustment for inflation) capitalized under those items.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to the temporary differences identified and tax loss carry forwards, considering the legal regulations in force at the date of issuance of these unaudited consolidated interim financial statements.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
---------------

                                     Estimated
                                     loss carry     Trade       Financial              Valuation
                                      forwards   receivables      debt       Other     allowance      Total
--------------------------------------------------------------------------------------------------------------
                                                                 Thousands of Ps.
--------------------------------------------------------------------------------------------------------------

Balances as of December 31, 2004        299,475       12,734       21,397      18,741   (196,212)     156,135
Charges to statement of income          (34,099)      (4,947)     (10,699)      2,052     42,950       (4,743)
--------------------------------------------------------------------------------------------------------------
Balances as of June 30, 2005            265,376        7,787       10,698      20,793   (153,262)     151,392

Deferred liabilities
--------------------

                                         Fixed assets             Other                  Total
------------------------------------------------------------------------------------------------
                                                                 Thousands of Ps.
------------------------------------------------------------------------------------------------
Balances as of December 31, 2004               (9,507)             (4,437)             (13,944)
Charges to statement of income                  5,016                (223)               4,793
------------------------------------------------------------------------------------------------
Balances as of June 30, 2005                   (4,491)             (4,660)              (9,151)


Deferred assets generated by the tax loss carry forward recorded by the Company at June 30, 2005 amount to approximately Ps. 265,376 thousand at the end of the period and Ps. 299,475 thousand at the beginning of the period. That tax loss carry forward can be offset against profits for future years, Ps. 234,686 thousand expiring in 2007, Ps. 30,640 thousand expiring in 2009 and Ps. 50 thousand expiring in 2010.

   Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 2 - BASES OF PRESENTATION OF THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Contd.)

The realization of deferred tax assets, including the mentioned tax loss carry forward, depends on the future generation of taxable profits in those years in which temporary differences are deductible. To determine the realization of assets, the Company considers the reversal of deferred tax assets and liabilities, their tax planning and the projection of future taxable profits based on its best estimate, following the guidelines detailed in Note 2 to the unaudited primary financial statements.

Based on management's estimates, MetroGAS recorded a valuation allowance on deferred income tax assets amounting to Ps. 153,262 thousand and Ps. 196,212 thousand at the end and beginning of period, respectively.

Net deferred assets at the beginning and end of the period derived from the information included in the preceding tables amount to Ps. 142,241; disclosing Ps. 50 thousand in Other current receivables and Ps. 142,191 in Other non-current receivables.

Below is reconciliation between income tax expensed and the amount resulting from application of the corresponding tax rate to the accounting profit before tax:

                                                                             June 30,
                                                             -----------------------------------------
                                                                   2005                   2004
                                                             -----------------------------------------
                                                                         Thousands of Ps.
                                                             -----------------------------------------
  Income tax expense (benefit) calculated using the
  statutory rate over pre-tax income (loss)                             30,279                (5,874)
  Permanent Differences
  ---------------------
        Restatement into constant currency                               8,084                 7,731
        Non deductible expenses and non-
        computable income                                                4,537                (2,434)
  Valuation allowance on deferred income tax assets                    (42,950)                  577
                                                             ------------------     ------------------
  Total income tax                                                        (50)                     -
                                                             ------------------     ------------------

j) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company recognized minimum notional income tax accrued during the period and paid in previous years as a credit, since it estimates that it can be claimed as payment on account of income tax in future years. That credit is shown under Other non-current receivables.

   Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 2 - BASES OF PRESENTATION OF THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Contd.)

k) Severance pay

Severance pay is expensed when paid.

l) Balances with related parties

Balances with related parties mainly generated by operations and sundry services were valued based on conditions agreed between the parties.

m) Provision for contingencies

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account. Insurance coverage taken out by the Company has also been considered. At the date of issuance of these unaudited consolidated interim financial statements, Management considers that there are no elements to determine other contingencies that could have a negative impact on the unaudited consolidated interim financial statements.

n) Shareholders' equity accounts

Movements in shareholders' equity accounts were restated following the guidelines detailed in Note 2.3. to the unaudited consolidated interim financial statements

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Common Stock adjustment account" making up the shareholders' equity.

o) Recognition of income

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each period. Volumes delivered were determined based on gas volumes purchased and other data.

p) Statements of income accounts

Statements of income accounts are shown at nominal value.

2.6. Basic and diluted income (loss) per share

Basic and diluted income (loss) per share are calculated based on weighted average shares at June 30, 2005 and 2004, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

   Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 2 - BASES OF PRESENTATION OF THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Contd.)

2.7. Information by segment

The Company exclusively operates in the providing of gas distribution services. The remaining activities do not qualify as segments that should be disclosed separately in accordance with the guidelines of Technical Pronouncement No. 18 of the FACPCE.

   Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 3 - ANALYSIS OF THE MAIN ACCOUNTS OF THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying unaudited consolidated interim financial statements are as follows:


                                                            June 30,    December 31,    June 30,
                                                       ---------------------------------------------
                                                              2005          2004           2004
                                                       ---------------------------------------------
                                                                      Thousands of Ps.
                                                       ---------------------------------------------

Assets
Current assets
a) Cash and deposits in banks
    Cash                                                              410          272           172
    Banks                                                         417,915      367,260       279,091
    Collections to be deposited                                     2,940        1,567         3,674
                                                       ------------------ ------------ -------------
                                                                  421,265      369,099       282,937
                                                       ================== ============ =============
b) Investments (Exhibit D)
    Government securities                                              40           40            40
    Saving account deposits                                             2            1             1
                                                       ------------------ ------------ -------------
                                                                       42           41            41
                                                       ================== ============ =============
c) Trade receivables, net
    Trade accounts receivable                                     143,684      144,946       141,333
    Unbilled revenues                                              57,981       18,410        48,224
    Change in turnover tax for Province of Buenos Aires             2,858        4,057         3,807
    Tax on banking transactions to be recovered                     4,615        4,687         3,859
    PURE Resolution No. 415/04                                       (798)      (3,849)            -
    Allowance for doubtful accounts (Exhibit E)                   (60,459)     (73,952)      (70,517)
                                                       ------------------ ------------ -------------
                                                                  147,881       94,299       126,706
                                                       ================== ============ =============
d) Other receivables
    Related companies (Note 5)                                          5           17            59
    Other advances                                                 16,348        7,777         3,340
    Take-or-pay to be recovered                                     1,399            -             -
    Other receivables                                                 733          764           935
    Deferred income tax assets (Note 2.5.i))                           50            -             -
    Insurance and other prepaid expenses                            1,363        1,840         4,070
                                                       ------------------ ------------ -------------
                                                                   19,898       10,398         8,404
                                                       ================== ============ =============
e) Inventories, net
    Warehouse materials                                             3,304        3,401         3,227
    Allowance for inventory obsolescence (Exhibit E)                 (936)        (846)         (593)
                                                       ------------------ ------------ -------------
                                                                    2,368        2,555         2,634
                                                       ================== ============ =============
Non-current assets
f) Trade receivables
    Change in turnover tax for Province of Buenos Aires                 -            -         1,460
                                                       ------------------ ------------ -------------
                                                                        -            -         1,460
                                                       ================== ============ =============
g) Other receivables
    Deferred income tax assets (Note 2.5 i))                      142,191      142,191       142,191
    Receivables for dividends distributed in advance                    -            -         2,374
    Related companies (Note 5)                                        869          757         6,205
    Receivables for minimum notional income tax                    38,140       30,398        25,107
    Deferred financing costs                                       13,479       12,841        10,177
    Sundry                                                            270          260            86
                                                       ------------------ ------------ -------------
                                                                  194,949      186,447       186,140
                                                       ================== ============ =============

   Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 3 - ANALYSIS OF THE MAIN ACCOUNTS OF THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS





                                                                                          June 30,    December 31,    June 30,
                                                                                    ------------------------------------------
                                                                                            2005          2004          2004
                                                                                    ------------------------------------------
                                                                                                     Thousands of Ps.
                                                                                    ------------------------------------------

  Liabilities
  Current liabilities
  h) Accounts payable
      Gas and transportation                                                                   81,296      60,789       63,831
      Other purchases and services                                                             14,151      11,011       11,797
      Related companies (Note 5)                                                               32,210      14,665       11,904
      PURE Resolution No. 415/04                                                                3,288       4,446            -
      Transportation trust fund                                                                 1,050           -            -
                                                                                    ----------------- ----------- ------------
                                                                                              131,995      90,911       87,532
                                                                                    ================= =========== ============

  i) Financial debt
      Overdrafts with foreign financial institutions (Exhibit G)                              144,350     148,950      147,900
      Overdrafts with Argentine financial institutions                                         71,712      67,716       66,024
      Negotiable bonds (face value) (Exhibit G)                                             1,045,990   1,131,682    1,076,131
      Interest and other expenses payable to foreign financial institutions (Exhibit G)       271,885     238,206      177,520
      Interest and other expenses payable to Argentine financial institutions                  15,777      11,282        8,161
                                                                                    ----------------- ----------- ------------
                                                                                            1,549,714   1,597,836    1,475,736
                                                                                    ================= =========== ============

  Statements of Income
  j) Sales
      Gas sales                                                                               360,508                  321,499
      Transportation and distribution services                                                 58,154                   33,074
      Processed natural gas sales                                                              11,390                   12,501
                                                                                    -----------------             ------------
                                                                                              430,052                  367,074
                                                                                    =================             ============

   Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 4 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:



                                                                     June 30,     December 31,    June 30,
                                                                 -----------------------------------------
                                                                       2005           2004          2004
                                                                 -----------------------------------------
                                                                              Thousands of Ps.
                                                                 -----------------------------------------
4.1. Investments
       - Becoming due
          under 3 months                                                  42             41            41
                                                                 ------------  -------------  ------------
        Total                                                             42             41            41
                                                                 ===========   =============  ============

4.2. Receivables

       - Past due
          under 3 months                                               8,080         19,133         3,602
          from 3 to 6 months                                           1,017          1,168         1,335
          from 6 to 9 months                                             957            907         1,265
          from 9 to 12 months                                            843            891         1,767
          from 1 to 2 years                                           13,231         12,890        12,825
          more than 2 years                                           46,288         56,121        55,437
                                                                 ------------  -------------  ------------
            Sub-total                                                 70,416         91,110        76,231
                                                                 ------------  -------------  ------------
       - Without due date                                             14,549          5,825         2,059
                                                                 ------------  -------------  ------------

       - Becoming due
          under 3 months                                             134,678         73,629       118,871
          from 3 to 6 months                                           2,406          3,126         2,838
          from 6 to 9 months                                           3,762          2,672         2,798
          from 9 to 12 months                                          2,427          2,287         2,830
          from 1 to 2 years                                           13,538         12,889        11,638
          more than 2 years                                          181,411        173,558       175,963
                                                                 ------------  -------------  ------------
            Sub-total                                                338,222        268,161       314,938
                                                                 ------------  -------------  ------------

      Allowance for doubtful accounts                                (60,459)       (73,952)      (70,517)
                                                                 ------------  -------------  ------------
      Total                                                          362,728        291,144       322,711
                                                                 ===========   =============  ============

   Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


 NOTE 4 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)


                                               June 30,         December 31,        June 30,
                                          ------------------------------------------------------
                                                 2005              2004              2004
                                          ------------------------------------------------------
                                                              Thousands of $
                                          ------------------------------------------------------

   4.3. Payables
          - Past due
             under 3 months                           694              4,309            418,588
             from 3 to 6 months                       462                  -                591
             from 6 to 9 months                         -                405              2,255
             from 9 to 12 months                      503                210              2,412
             from 1 to 2 years                    733,297            847,895            808,387
             more than 2 years                    827,601            756,110            253,919
                                          ----------------    ---------------    ---------------
               Sub-total                        1,562,557          1,608,929          1,486,152
                                          ----------------    ---------------    ---------------
          - Without due date                       33,529             32,409             37,670
                                          ----------------    ---------------    ---------------

          - Becoming due
             under 3 months                       153,462            114,177            104,566
             from 3 to 6 months                     3,852                  -              2,886
             from 6 to 9 months                     1,388                690              1,170
             from 9 to 12 months                      116                  -              5,192
             from 1 to 2 years                     14,946             12,008              9,663
                                          ----------------    ---------------    ---------------
               Sub-total                          173,764            126,875            123,477
                                          ----------------    ---------------    ---------------
         Total                                  1,769,850          1,768,213          1,647,299
                                          ================    ===============    ===============

As of June 30, 2005, December 31, 2004 and June 30, 2004 investments corresponded to "BODEN" bearing interest at an annual rate of 1.06%. Additionally as of June 30, 2004 investments were composed of "BOCANOBA" which accrue interest at a semiannual rate of 6% and were recorded at their nominal value times Ps. 1.4 and they are used to settle tax liabilities. Pursuant to the terms of the License, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts at a rate equivalent to 150% of the 30-day interest rate in local currency, charged by Banco de la Naci6n Argentina, from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection. These conditions could be modified as detailed in Note 2 to the unaudited primary financial statements.

The receivable corresponding to change in turnover tax in the Province of Buenos Aires accrues interest at an annual 9.5% rate. Payables do not accrue interest, except for the Financial debts, which are set forth in Note 9 to the unaudited primary financial statements. Certain payables accrue CER adjustment clause (Note 2 to the unaudited primary financial statements).

 Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS. MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of June 30, 2005, the shareholders of Gas Argentino are British Gas International B.V. (subsidiary of BG Group plc.) ("British Gas") (54.67%) and YPF S.A. ("YPF") (45.33%).

These unaudited consolidated interim financial statements include the revenues and expenses derived from the following transactions with related companies:
o Gas supply and sales contracts with companies directly and indirectly related to YPF.
o Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited (member of British Gas holding).
o Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A.
o Fees for maintenance and repair services paid pursuant to contracts with Astra Evangelista S.A.

   Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:


                                                                       June 30,
                                 -----------------------------------------------------------------------------------
                                                                         2005
                                 -----------------------------------------------------------------------------------
                                                                                              Fees for     Fees for
                                             Other income, Gas purchases     Technical      professional   sundry
                                   Gas sales       net      for customers   operator's fees    services    services
                                 -----------------------------------------------------------------------------------
                                                                    Thousands of Ps.
                                 -------------------------------------------------------------------------------------

Direct controlling company
Gas Argentino S.A                           -             -              -                 -             -          -

Indirect controlling companies
BG International B.V.                       -             -              -             2,462             -          -
YPF S.A                                     -             -         51,182                 -             -          -

Indirect joint control
BG Argentina S.A                            -             -              -                 -           593          -
Astra Evangelista S.A                       -            12              -                 -             -        469

Operadora de Estaciones de
Servicios S.A                           1,160             -              -                 -             -          -
Board of directors and
management                                  -             -              -                 -             -          -

                                 ------------------------------------------------------------------------------------
                                        1,160            12         51,182              2,462          593        469
                                 ------------------------------------------------------------------------------------


                                                                       June 30,
                                 ------------------------------------------------------------------------------------
                                                                         2004
                                 ------------------------------------------------------------------------------------
                                                                                              Fees for     Fees for
                                             Other income, Gas purchases     Technical      professional   sundry
                                   Gas sales       net      for customers   operator's fees    services    services
                                 ------------------------------------------------------------------------------------
                                                                    Thousands of Ps.
                                 ------------------------------------------------------------------------------------

Direct controlling company
Gas Argentino S.A                           -             -              -                 -             -          -

Indirect controlling companies
BG International B.V.                       -             -              -             2,282             -          -
YPF S.A                                     -             -         41,643                 -            26          -

Indirect joint control
BG Argentina S.A                            -             -              -                 -         1,146          -
Astra Evangelista S.A                       -            30              -                 -             -        456

Operadora de Estaciones de
Servicios S.A                             862             -              -                 -             -          -
Board of directors and
management                                  -             -              -                 -             -          -

                                  -----------------------------------------------------------------------------------
                                          862            30         41,643             2,282         1,172        456
                                  -----------------------------------------------------------------------------------

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of June 30, 2005, December 31, 2004 and June 30, 2004 from transactions with related companies are as follows:



                                                        June 30,                                       December 31,
                                                          2005                                             2004
                                     ----------------------------------------------   ----------------------------------------------
                                        Other receivables      Accounts payable          Other receivables      Accounts payable
                                     ----------------------  ----------------------   ----------------------  ----------------------

                                      Current  Non-current    Current  Non-current     Current  Non-current    Current  Non-current
                                     ----------------------  ----------------------   ----------------------  ----------------------
                                                                             Thousands of Ps.
                                     -----------------------------------------------------------------------------------------------
Direct controlling company
Gas Argentino S.A.                          -            -          -            -           -            -          -             -

Indirect controlling companies
BG International B.V.                       1          869      2,484       14,946           -          757      2,481        12,008
YPF S.A.                                    1            -     26,574            -           -            -      9,294             -

Indirect joint control
BG Argentina S.A.                           5            -      2,629            -           5            -      2,890             -
Astra Evangelista S.A.                     (2)           -        523            -          12            -          -             -

Operadora de Estaciones de Servicios
S.A.                                        -            -          -            -           -            -          -             -



Board of directors and management           -            -          -            -           -            -          -             -
                                     ----------------------------------------------   ----------------------------------------------
                                            5          869     32,210       14,946          17          757     14,665        12,008
                                     ----------------------------------------------   ----------------------------------------------




                                                         June 30,
                                                          2004
                                     ----------------------------------------------
                                        Other receivables      Accounts payable
                                     ----------------------  ----------------------

                                      Current  Non-current    Current  Non-current
                                     ----------------------  ----------------------
                                                      Thousands of Ps.
                                     ----------------------------------------------
Direct controlling company
Gas Argentino S.A.                          -        5,538          -            -

Indirect controlling companies
BG International B.V.                      52          667      2,525        9,663
YPF S.A.                                    -            -      7,323            -

Indirect joint control
BG Argentina S.A.                           5            -      2,056            -
Astra Evangelista S.A.                      2            -          -            -

Operadora de Estaciones de Servicios
S.A.                                        -            -          -            -



Board of directors and management           -            -          -            -
                                     ----------------------------------------------
                                           59        6,205     11,904        9,663
                                     ----------------------------------------------


Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2005 AND 2004
           AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004

                                  FIXED ASSETS


                                                                                    ORIGINAL VALUE
                                                             --------------------------------------------------------------
                MAIN ACCOUNT
                                                             AT BEGINNING OF  INCREASE  TRANSFERS  RETIREMENTS  AT END OF
                                                                    YEAR                                          PERIOD


                                                             --------------------------------------------------------------
                                                                                                           Thousands of Ps.
---------------------------------------------------------------------------------------------------------------------------
Land                                                                17,501           -          -            -       17,501
Building and civil constructions                                    75,564           -          -            -       75,564
High pressure mains                                                264,731           -        178           (5)     264,904
Medium and low pressure mains                                    1,504,956           -      2,945       (1,005)   1,506,896
Pressure regulating stations                                        57,539           -          -            -       57,539
Consumption measurement installations                              358,526           -      3,327         (213)     361,640
Other technical installations                                       46,930           -          -            -       46,930
Machinery, equipment and tools                                      25,849           -         65            -       25,914
Computer and telecommunications equipment                          150,076           -         25            -      150,101
Vehicles                                                             9,935           -          -            -        9,935
Furniture and fixtures                                               5,450           -          -            -        5,450
Materials                                                            4,214       4,753     (3,350)        (130)       5,487
Gas in pipelines                                                       214           -          -            -          214
Work in progress                                                    22,115      14,014     (3,363)           -       32,766
Advances to fixed assets suppliers                                     348         369       (129)           -          588
---------------------------------------------------------------------------------------------------------------------------
Subtotal                                                         2,543,948      19,136       (302)       (1353)   2,561,429
---------------------------------------------------------------------------------------------------------------------------
Distribution network extensions constructed by third parties        52,489           -        599            -       53,088
Offsetting item for distribution network extensions                 (2,132)          -       (297)           1      (2,428)
Allowance for obsolescence of materials (Exhibit E)                 (1,438)       (306)         -            -      (1,744)
Allowance for fixed assets (Exhibit E)                             (10,784)          -          -            -     (10,784)
---------------------------------------------------------------------------------------------------------------------------
Total as of June 30, 2005                                        2,582,083      18,830          -       (1,352)   2,599,561
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Totel as of December 31, 2004                                    2,564,265      20,492          -       (2,674)   2,582,083
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Tota1 as of June 30, 2004                                        2,564,265      11,395          -         (544)   2,575,116
---------------------------------------------------------------------------------------------------------------------------



                                                                                   DEPRECIATION (1)
                                                             -------------------------------------------------------------
                MAIN ACCOUNT                                                              FOR THE PERIOD
                                                             ACCUMULATED               -------------------   ACCUMULATED       NET
                                                                  AT       RETIREMENT                             AT          BOOK
                                                             BEGINNING OF              ANNUAL RATE  AMOUNT  END OF PERIOD     VALUE
                                                                 YEAR                                 (2)                    6-30-05
                                                             -----------------------------------------------------------------------
                                                                                                           Thousands of Ps.
------------------------------------------------------------------------------------------------------------------------------------
Land                                                                   -            -        -            -            -     17,501
Building and civil constructions                                  16,781            -       2%          805       17,586     57,978
High pressure mains                                              125,589           (2)  2,22% a 10%   4,940      130,527    134,377
Medium and low pressure mains                                    351,856         (413)  1,19% a 10%  18,064      369,507  1,137,389
Pressure regulating stations                                      26,841            -   4% a 12,5%    1,066       27,907     29,632
Consumption measurement installations                            101,593          (54)  2,85% a 5%   20,959      122,498    239,142
Other technical installations                                     26,996            -      6.67%      1,457       28,453     18,477
Machinery, equipment and tools                                    22,615            -   6,67% a 20%     505       23,120      2,794
Computer and telecommunications equipment                        127,770            -     5% a 50%    4,324      132,094     18,007
Vehicles                                                           9,159            -    10% a 20%      337        9,496        439
Furniture and fixtures                                             5,389            -    10% a 20%        5        5,394         56
Materials                                                              -            -        -            -            -      5,487
Gas in pipelines                                                       -            -        -            -            -        214
Work in progress                                                       -            -        -            -            -     32,766
Advances to fixed assets suppliers                                     -            -        -            -            -        588
------------------------------------------------------------------------------------------------------------------------------------
Subtotal                                                         814,589         (469)       -       52,462      866,582  1,694,847
------------------------------------------------------------------------------------------------------------------------------------
Distribution network extensions constructed by third parties       7,537              1,82% a 2,38%     512        8,049     45,039
Offsetting item for distribution network extensions                  (82)           -    2% a 2,38%    (26)        (108)    (2,320)
Allowance for obsolescence of materials (Exhibit E)                    -            -        -            -            -    (1,744)
Allowance for fixed assets (Exhibit E)                                 -            -        -            -            -   (10,784)
------------------------------------------------------------------------------------------------------------------------------------
Total as of June 30, 2005                                        822,044         (469)       -       52,948      874,523  1,725,038
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Totel as of December 31, 2004                                    736,920         (868)       -       85,992      822,044  1,760,039
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Tota1 as of June 30, 2004                                        736,920         (147)       -       38,564      775,337  1,799,779
------------------------------------------------------------------------------------------------------------------------------------

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2)  Depreciation of fixed assets has been included in Exhibit H.


                                                       Jorge E. Verruno
                                              Chairman of the Board of Directors

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                                                       EXHIBIT D

                                  METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2005 AND 2004
            AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004

                              CURRENT INVESTMENTS


------------------------------------------------------------------------------------------------------
               ISSUER                        TYPE OF SECURITY   FACE VALUE   QUANTITY    LISTED PRICE
                                                                                             AS OF
                                                                                        JUNE 30, 2005
                                                                           -----------
                                                                            Thousands
-------------------------------------------- ----------------- ----------- ----------- ---------------
CURRENT INVESTMENTS

Government Securities

  Debt Settlement Bonds of the Province of
  Buenos Aires (BOCANOBA)                           -               -           -             -

  National Government bonds (BODEN 2012)            -              1.4         16            2.58


Bank deposits

  Saving account                                    -               1           -             2

Total
-------------------------------------------- ----------------- ----------- ----------- ---------------


---------------------------------------------------------------------------------------------------------------------
               ISSUER                         FACE VALUE PLUS        BOOK VALUE       BOOK VALUE       BOOK VALUE
                                               ACCRUED INTEREST          AS OF           AS OF           AS OF
                                                                    JUNE 30, 2005   DECEMBER 3l, 2004   JUNE 30, 2004
                                             ------------------ ------------------ ------------------- --------------
                                                                 Thousands of Ps.
-------------------------------------------- ------------------ ------------------ ------------------- --------------
CURRENT INVESTMENTS

Government Securities

  Debt Settlement Bonds of the Province of
  Buenos Aires (BOCANOBA)                             -                   -                  -               9

  National Government bonds (BODEN 2012)             40                  40                 40              31


Bank deposits

  Saving account                                      2                   2                  1               1
                                             ------------------ ------------------ ------------------- --------------
Total                                                42                  42                 41              41
-------------------------------------------- ------------------ ------------------ ------------------- --------------

                                                       Jorge E. Verruno
                                              Chairman of the Board of Directors

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                                                       EXHIBIT E

                                  METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2005 AND 2004
            AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004

                                   ALLOWANCES

------------------------------------------------------------------------------------------------------------------------------------
                 MAIN ACCOUNT                                        June 30, 2005                  December 31, 2004  June 30, 2004
                                                --------------------------------------------------- ----------------- --------------
                                                 AT BEGINNING   INCREASE   DECREASE    BALANCE AT      BALANCE AT      BALANCE AT
                                                   OF YEAR                            END OF PERIOD    END OF YEAR    END OF PERIOD
-------------------------------------------------------------- ---------- ---------- --------------- --------------- ---------------
                                                                                    Thousands of Ps.
                                                ------------------------------------------------------------------------------------
  Deducted from assets

   For doubtful accounts                               73,952          -   (13,493)       60,459         73,952            70,517

   For obsolescence of materials
       Inventories                                        846         90         -           936            846               593
       Fixed assets                                     1,438        306         -         1,744          1,438               939

   Valuation allowance for fixed assets                10,784          -         -        10,784         10,784                 -

   Valuation allowance on deferred income tax
   assets                                             196,212          -   (42,950)      153,262        196,212           171,209
                                                ------------------------------------------------------------------------------------
         Total                                        283,232        396   (56,443)      227,185        283,232           243,258
                                                ------------------------------------------------------------------------------------
  Included in the liabilities

   Contingencies reserve                                1,924        266         -         2,190          1,924             1,866
                                                ------------------------------------------------------------------------------------
         Total                                          1,924        266         -         2,190          1,924             1,866
------------------------------------------------------------------------------------------------------------------------------------

                                                       Jorge E. Verruno
                                              Chairman of the Board of Directors

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                                                       EXHIBIT F

                                  METROGAS S.A.

               UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

                                 OPERATING COST




--------------------------------------------------------------------------------
               MAIN ACCOUNT                 June 30, 2005       June 30, 2004
--------------------------------------------------------------------------------
Stock at the beginning of the year
  Natural Gas                                         -                   -
  Processed Natural Gas                               -                   -
                                               --------            --------
                                                      -                   -
Plus
Purchases
  Natural Gas                                   181,648             129,462
  Processed Natural Gas                               -               4,752
                                               --------            --------
                                                181,648             134,214
 Transportation of Natural Gas
                                                 92,333              96,385
 Transportation of Processed Natural Gas            988                 992
                                               --------            --------
                                                 93,321              97,377
Operating Expenses (Exhibit H)
 Natural Gas                                     67,279              50,012
 Processed Natural Gas                              197                 450
                                               --------            --------
                                                 67,476              50,462
Less
Stock at the end of the period
 Natural Gas                                          -                   -
 Processed Natural Gas                                -                   -
                                               --------            --------
                                                      -                   -


--------------------------------------------------------------------------------
Operating Cost                                  342,445             282,053
--------------------------------------------------------------------------------
 Natural Gas                                    341,260             275,859
 Processed Natural Gas                            1,185               6,194
--------------------------------------------------------------------------------

                                                       Jorge E. Verruno
                                              Chairman of the Board of Directors

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.                        EXHIBIT G

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2005 AND 2004
            AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004

                    FOREIGN CURRENCY ASSETS AND LIABILITIES

-----------------------------------------------------------------------------------------------------------------------------
                                                   June 30, 2005                December 31, 2004          June 30, 2004
                                      ---------------------------------------------------------------------------------------
                                         FOREIGN     EXCHANGE  BOOK VALUE    FOREIGN     BOOK VALUE    FOREIGN     BOOK VALUE
MAIN ACCOUNT                             CURRENCY      RATE                  CURRENCY                  CURRENCY
                                        AND AMOUNT                          AND AMOUNT                AND AMOUNT
-----------------------------------------------------------------------------------------------------------------------------
                                        Thousands              Thousands    Thousands    Thousands    Thousands     Thousands
                                                                 of Ps.                    of Ps.                     of Ps.
                                      ---------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and banks
  Cash                                U$S         5   2.8470          14  U$S         4         11  U$S         2           6
                                      LBE         5   5.0984          26  LBE         4         23  LBE         1           5
                                      Euro        3   3.4397          10  Euro        3         11  Euro        4          14
                                      Real        3   1.1092           3  Real        2          2  Real        1           1
Banks                                 U$S   127,846   2.8470     363,978  U$S   114,476    336,444  U$S    81,173     236,863
Other receivables
  Insurance in paid advance           U$S       150   2.8470         427  U$S       564      1,657  U$S       261         762
  General debtors                     U$S         2   2.8770           6  U$S         -          -  U$S         -           -
                                                               ---------                 ---------                  ---------
Total Current Assets                                             364,464                   338,148                    237,651
                                                               ---------                 ---------                  ---------
TOTAL ASSETS                                                     364,464                   338,148                    237,651
                                                               ---------                 ---------                  ---------

LIABILITIES
CURRENT LIABILITIES
Accounts Payable
  Other purchases and services        U$S        36   2.8870         104  U$S        93        277  U$S       101         299
Financial debts
  Overdrafts with foreign
   financial institutions             U$S    50,000   2.8870     144,350  U$S    50,000    148,950  U$S    50,000     147,900
  Negotiable bonds (face value)       U$S   230,000   2.8870     664,010  U$S   230,000    685,170  U$S   230,000     680,340
                                      Euro  109,500   3.4884     381,980  Euro  110,000    446,512  Euro  110,000     395,791

  Interest and other expenses payable U$S    67,259   2.8870     194,178  U$S    54,998    163,838  U$S    42,662     126,194
   to foreign financial institutions  Euro   22,276   3.4884      77,707  Euro   18,321     74,368  Euro   14,265      51,326
                                                               ---------                 ---------                  ---------
Total Current Liabilities                                      1,462,329                 1,519,115                  1,401,850
                                                               ---------                 ---------                  ---------
TOTAL LIABILITIES                                              1,462,329                 1,519,115                  1,401,850
-----------------------------------------------------------------------------------------------------------------------------
U$S:  United States Dollars
LBE:  Pound Sterling
                                                                                       Jorge E. Verruno
                                                                              Chairman of the Board of Directors

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.                        EXHIBIT H

              UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

                                EXPENSES INCURRED

---------------------------------------------------------------------------------------------------------------------- -------------
                                                                            June 30, 2005                              June 30, 2004
                                                  -------------------------------------------------------------------- -------------
                                                                 OPERATING EXPENSES
                                                                --------------------
                 MAIN ACCOUNT                                            PROCESSED
                                                   FIXED ASSETS    GAS    NATURAL   ADMINISTRATIVE  SELLING
                                                     EXPENSES     SALES     GAS        EXPENSES     EXPENSES    TOTAL      TOTAL
---------------------------------------------------------------------------------------------------------------------- -------------
                                                                                    Thousands of Ps.
                                                  -------------------------------------------------------------------- -------------
Payroll and other employees benefits                   1,254      7,271       -           8,144       7,126     23,795     19,674
Social security contributions                            447      1,983       -           1,653       2,008      6,091      5,172
Directors'and members of Surveillance committee fee        -          -       -             116           -        116        121
Fees for professional services                             -        173       -           1,543          76      1,792      2,272
Technical operator's fees                                  -      2,462       -               -           -      2,462      2,282
Sundry materials                                           -      1,407       -               -           -      1,407      1,163
Fees for sundry services                                   -        902       -             485       2,148      3,535      3,494
Postage, telephone and fax                                 -        102       -             520       1,367      1,989      1,931
Leases                                                     -          4       -             708         356      1,068      2,283
Transportation and freight charges                         -          -       -             127           -        127         91
Office materials                                           -        118       -             461          67        646        644
Travelling expenses                                        -        147       -             162          34        343        307
Insurance premium                                          -          -       -           1,391           4      1,395      2,259
Fixed assets maintenance                                   -      2,918       -           1,957         181      5,056      4,542
Fixed assets depreciation                                  -     47,872       -           5,076           -     52,948     38,564
Taxes, rates and contributions                             -      1,230     197           1,332      13,847     16,606     13,529
Publicity                                                  -          -       -               -         382        382        322
Allowance for doubtful accounts                            -          -       -               -     (13,493)   (13,493)     4,436
Bank expenses and commissions                              -          -       -              27       2,069      2,096      2,142
Interest on financial operations                         544          -       -               -           -        544        550
Others                                                    84        690       -           2,129         145      3,048      1,890
------------------------------------------------------------------------------------------------------------------------------------
Total as of June 30, 2005                              2,329     67,279     197          25,831      16,317    111,953    107,668
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Total as of June 30, 2004                              1,644     50,012     450          24,963      30,599    107,668
------------------------------------------------------------------------------------------------------------------------

                                                       Jorge E. Verruno
                                              Chairman of the Board of Directors

           Free translation from the original prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

         UNAUDITED INTERIM BALANCE SHEETS AS OF JUNE 30, 2005 AND 2004
               AND AUDITED BALANCE SHEETS AS OF DECEMBER 31, 2004

                                              June 30,   December 31,   June 30,
                                                2005         2004         2004
                                             -----------------------------------
                                                       Thousands of Ps.
ASSETS
CURRENT ASSETS
    Cash and deposits in banks (Note 4 a))     421.074      369.099      282.937
    Investments (Note 4 b))                         42           41           41
    Trade receivables, net (Note 4 c))         147.881       94.299      126.706
    Other receivables (Note 4 d))               19.878       10.398        8.404
    Inventories, net (Note 4 e))                 2.368        2.555        2.634
                                             ---------    ---------    ---------
     Total current assets                      591.243      476.392      420.722
                                             ---------    ---------    ---------
NON-CURRENT ASSETS
    Trade receivables (Note 4 f))                    -            -        1.460
    Other receivables (Note 4 g))              194.949      186.447      186.140
    Investments (Exhibit C)                        130            -            -
    Fixed assets, net (Exhibit A)            1.725.038    1.760.039    1.799.779
                                             ---------    ---------    ---------
     Total non-current assets                1.920.117    1.946.486    1.987.379
                                             ---------    ---------    ---------
       Total assets                          2.511.360    2.422.878    2.408.101
                                             =========    =========    =========

LIABILITIES
CURRENT LIABILITIES
  Debts
   Accounts payable (Note 4 h))                131.885       90.911       87.532
   Financial debt (Note 4 i))                1.549.714    1.597.836    1.475.736
   Payroll and social security payable           7.479        7.749        5.849
   Taxes payable                                32.106       27.768       31.597
   Other liabilities                            33.646       31.941       36.922
                                             ---------    ---------    ---------
     Total Debts                             1.754.830    1.756.205    1.637.636
                                             ---------    ---------    ---------
   Provision for contingencies (Exhibit E)       2.190        1.924        1.866
                                             ---------    ---------    ---------
     Total current liabilities               1.757.020    1.758.129    1.639.502
                                             ---------    ---------    ---------

NON-CURRENT LIABILITIES
   Accounts payable (Note 6)                    14.946       12.008        9.663
                                             ---------    ---------    ---------
    Total non-current liabilities               14.946       12.008        9.663
                                             ---------    ---------    ---------
       Total liabilities                     1.771.966    1.770.137    1.649.165
                                             ---------    ---------    ---------

SHAREHOLDERS' EQUITY                           739.394      652.741      758.936
                                             ---------    ---------    ---------
       Total                                 2.511.360    2.422.878    2.408.101
                                             =========    =========    =========

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.


                                                       Jorge E. Verruno
                                              Chairman of the Board of Directors

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                     UNAUDITED INTERIM STATEMENTS OF INCOME
                FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

                                                               June 30,
                                                    ----------------------------
                                                          2005         2004
                                                    ----------------------------
                                                    Thousands of Ps., except for
                                                        per share information
                                                    ----------------------------

Sales (Note 4 j))                                         430,052     367,074

Operating cost (Exhibit F)                               (342,445)   (282,053)
                                                        ----------  ----------

    Gross profit                                           87,607      85,021

Administrative expenses (Exhibit H)                       (25,812)    (24,963)

Selling expenses (Exhibit H)                              (16,217)    (30,599)
                                                        ----------  ----------

    Operating income                                       45,578      29,459

Equity in losses of affiliate                                 (88)          _

Financing and holding results generated by assets
 Holding results                                             (411)        602
 Interest income                                            6,450       3,677
 Exchange (loss) gain and discounts                       (11,118)      2,471

Financing and holding results generated by liabilities
 Holding results                                           (4,768)     (2,077)
 Interest on comercial operations                            (493)        (69)
 Interest on financial operations                         (54,634)    (52,594)
 Exchange gain                                            104,980       1,701
 Others                                                      (587)       (300)

Other income, net                                           1,744         348
                                                        ----------  ----------

    Income (loss) before income tax                        86,653     (16,782)

Income tax (Note 3.5.j))                                        -           -
                                                        ----------  ----------

   Net income (loss) for the period                        86,653     (16,782)
                                                        ==========  ==========

Basic income (loss) per share (Note 3.6.)                    0.15       (0.03)
Diluted income (loss) per share (Note 3.6.)                  0.15       (0.03)


Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

                                                       Jorge E. Verruno
                                              Chairman of the Board of Directors

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

        UNAUDITED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

--------------------------------------------------------------------------------------------------------------------
                                                SHAREHOLDERS'
                                                CONTRIBUTIONS
                                 ------------------------------------------
         MAIN ACCOUNTS            COMMON STOCK  ADJUSTMENTS TO     TOTAL      LEGAL    UNAPPROPRIATED     TOTAL
                                 --------------  COMMON STOCK                RESERVE     RETAINED      SHAREHOLDERS'
                                    SHARES                                               EARNINGS         EQUITY
                                  OUTSTANDING                                            (DEFICIT)
--------------------------------------------------------------------------------------------------------------------
                                                                   Thousands of Ps.
                                 -----------------------------------------------------------------------------------
Balance as of December 31, 2004     569,171         684,769      1,253,940     45,376     (646,575)      652,741

Net income for the period                 -               -              -          -       86,653        86,653
                                 -----------------------------------------------------------------------------------
Balance as of June 30, 2005         569,171         684,769      1,253,940     45,376     (559,922)      739,394
                                 -----------------------------------------------------------------------------------
Balance as of December 31, 2003     569,171         684,769      1,253,940     45,376     (523,598)      775,718

Net loss for the period                   -               -              -          -      (16,782)      (16,782)
                                 -----------------------------------------------------------------------------------
Balance as of June 30, 2004         569,171         684,769      1,253,940     45,376     (540,380)      758,936
--------------------------------------------------------------------------------------------------------------------

Notes 1 to 15 and exhibits A, C, D, E, F, G and H are an integral part of these financial statements.


                                                       Jorge E. Verruno
                                              Chairman of the Board of Directors

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                   UNAUDITED INTERIM STATEMENTS OF CASH FLOWS
                FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

                                                                      June 30,
                                                             --------------------------
                                                                 2005          2004
                                                             --------------------------
                                                                   Thousands of Ps.
                                                             --------------------------
Cash flow from operating activities
    Net income (loss) for the period                             86,653       (16,782)
Interest expense accrued during the period                       54,634        52,594
Income tax accrued during the period                                  -             -

Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
    Equity in losses of affiliate                                    88             -
    Depreciation of fixed assets                                 52,948        38,564
    Net book value of fixed assets retired                          966           549
    Allowance for doubtful accounts                                   -         4,436
    Allowance for inventory obsolescence                            396           198
    Contingencies reserve                                           266             -
    Materials consumed                                              906           753
    Financial and holding results                                 4,768         2,077
    Exchange differences                                       (104,980)       (1,701)

Changes in assets and liabilities
    Trade receivables                                           (53,582)      (55,109)
    Other receivables                                           (17,982)       (9,336)
    Inventories                                                    (809)         (969)
    Accounts payable                                             43,526        34,317
    Payroll and social security payable                            (270)         (584)
    Taxes payable                                                10,149        13,890
    Other liabilities                                             1,585         1,527
    Interest payable and other                                   (2,701)       (3,830)
    Contingencies reserve                                             -          (521)
    Minimum notional income tax paid for the period              (5,811)       (5,675)
                                                             ------------  ------------
        Net cash provided by operating activities                70,750        54,398
                                                             ------------  ------------

Cash flow used in investing activities
    Increase in fixed assets                                    (18,592)      (11,043)
    Acquisition of MetroENERGIA S.A. common stock                  (182)            -
                                                             ------------  ------------
        Net cash used in investing activities                   (18,774)      (11,043)
                                                             ------------  ------------

Increase in cash and cash equivalents                            51,976        43,355
Cash and cash equivalents at the beginning of the year          369,140       239,623
                                                             ------------  ------------
        Cash and cash equivalents at the end of the period      421,116       282,978
                                                             ============  ============

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.


                                                       Jorge E. Verruno
                                              Chairman of the Board of Directors

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 1 - THE COMPANY'S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

Through Executive Decree No. 2,459/92 dated December 21, 1992, the Argentine Government granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a 35-year period from the Takeover Date (December 28, 1992). This period can be extended for an additional 10-year period under certain conditions.

As further described in Note 2, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.


NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

Since December 2001 the Government adopted a number of measures in order to face up to the crisis the country was undergoing, which implied a deep change in the economic model effective so far. One of the most important measures was the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country and the ensuing increase of internal prices.

The following are some of the measures adopted by the Government, which are still in force as of the date of issuance of these unaudited interim financial statements and their effect on the economic and financial position of the Company.

Foreign currency-denominated financial debts to financial institutions in the
-----------------------------------------------------------------------------
Argentine financial system
--------------------------

On February 3, 2002 the Government issued Executive Order No. 214 providing that debts denominated in US dollars or other foreign currencies owed to financial institutions in the Argentine financial system on that date were converted into pesos at a rate of Ps. 1 per US$ 1 (or at an equivalent rate for other currencies). The principal amount of such debt is subject to a benchmark stabilization coefficient ("CER") and an interest rate from February 3, 2002. As of June 30, 2005, the financial debt (original capital) of MetroGAS, to be valued as described above, amounted to Ps. 71,712 thousand.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

Regulatory Framework
--------------------

In connection with contracts for public works and services, the Emergency Law provides that clauses providing for tariffs to be set at the peso equivalent of tariffs expressed in US dollars, as well as tariff indexation clauses based on the price indexes of other countries or any other indexation mechanisms, will no longer be given effect and that tariffs expressed in US dollars be converted into pesos on a Ps. 1 = US$ 1 basis. The Emergency Law further provides for the renegotiation of public utility licenses and specifies that the renegotiated provisions not prevent utility companies from complying with their obligations in the ordinary course of business. The Emergency Law authorized the Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy and on income distribution; (b) the quality of services and the contractually required investment programs; (c) the interest of users as well as service access conditions; (d) the safety of the systems involved; and (e) company profitability.

On February 12, 2002, the Government issued Executive Order No. 293/02, which entrusted the Economy Ministry ("EM") with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services (the "Renegotiation Committee").

The License renegotiation process started formally on March 21, 2002, the date on which the Renegotiation Committee distributed to the natural gas distribution and transportation companies the guidelines for such renegotiation approved by the EM. On April 9 and 16, 2002, MetroGAS filed with the Renegotiation Committee the information required by those guidelines and made a detailed reservation of the Company's and its investors' rights. On April 17, 2002, MetroGAS made its oral presentation before the Renegotiation Committee in accordance with the guidelines.

This renegotiation process has been affected by a court order dated May 16, 2002 preventing the Renegotiation Committee from making any decision until it submits to the consumer representative a copy of the documentation filed by the licensee companies, and allows him to participate in the meetings in which technical matters are discussed. The EM has appealed this order. The Government also established that any and all claims for breach of the licenses that are being renegotiated are to be filed with the Renegotiation Committee. Any claim filed by a licensee outside the renegotiation process will result in automatic exclusion from the process. MetroGAS has challenged this Executive Order by appropriate proceedings. Resolution No. 308/02, published on August 16, 2002, provided that regulatory and enforcement authorities with jurisdiction over public utility licensees should continue exercising their authority and powers.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

Finally, the Resolution provided that, should licensee companies file a claim with a court or submit a claim to arbitration in connection with the alleged breach of contract based on emergency rules while the renegotiation process is in progress, such companies shall be summoned by the EM to abandon the action under penalty of being excluded from the renegotiation process. MetroGAS has challenged the Executive Order by appropriate proceedings.

Executive Order No. 1,834 was published on September 17, 2002 and is valid through the last day of the emergency period declared by the Emergency Law. This Executive Order provides that the filing for reorganization proceedings or of a petition in bankruptcy by or against a public utility company involved in the renegotiation process shall not lead to termination of their licenses notwithstanding contrary provisions of such licenses.

The EM convened a public hearing to be held on September 26, 2002 to discuss emergency rate adjustments requested by the gas transportation and distribution companies. Furthermore, the National Gas Regulatory Authority ("ENARGAS") summoned all transportation and distribution licensee companies to a public hearing to be held on November 18, 2002 to discuss this demand. Both hearings were not held because they were temporarily enjoined at the request of the Ombudsman of the City of Buenos Aires and certain consumer organizations.

Through Executive Orders No. 2,437/02 and No. 146/03 the National Executive Power provided for the temporary readjustment of gas and electricity rates. However, through injunctions brought by the Ombudsman of the City of Buenos Aires, the National Ombudsman and consumer associations, the suspension of the effects of Executive Orders No. 2,437/02 and No. 146/03 was ordered.

In March 2003, MetroGAS requested the EM, in his capacity as President of the Renegotiation Committee, to continue and complete stage III established in Resolution EM No. 20/2002. The Minister of Economy responded to MetroGAS' note by confirming that the renegotiation process was still in progress.

Before the assumption of the actual president, Nestor Kirchner, MetroGAS sent a note with a summary of the Company's participation in the different stages of the renegotiation process until that date.

The actual administration that took office on May 25, 2003 signed Decree No. 311 through which a Unit of Renegotiation and Public Services Analysis (the "Unit") was set up within the EM and the Ministry of Federal Planning Public Investment and Service ("MPFIPS"). Its mission is to advice the Government in the renegotiation process of public utility contracts pursuant to the Emergency Law.

This Unit is authorized to sign full or partial agreements for the renegotiation of contracts with licensees for subsequent approval by the Executive Branch, submit projects associated to possible temporary rate adjustments, make recommendations for the operation of services and develop a proposal for a general regulatory framework. The Unit is headed by an Executive

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

Secretary, appointing Mr. Gustavo Simeonoff through joint resolution No. 118 and 25 of both Free translation from the original financial statements prepared in Spanish for publication in Argentina Ministries, having previously been coordinator of the Renegotiation Committee, created by Decree No. 293/02.

On October 1, 2003, the Government passed Law 25,790 that extends until December 31, 2004 the deadline for renegotiation of the public utility contracts under the Emergency Law. This deadline was extended for a year until December 31, 2005, through Law 25,972 issued in the Official Bulletin on December 17, 2004.

The Unit summoned licensee companies to a meeting, held on November 26, 2003, to establish a schedule of activities to analyse different issues related to the license renegotiation. On November 28, 2003 the Unit sent MetroGAS the Guidelines for Renegotiation including a schedule of activities.

On January 13, 2004, MetroGAS sent a note to the Unit proposing to include in the agenda issues that the Company considers relevant.

As of the mentioned date the Unit sent a project of Letter of Understanding to all gas distributor where basic information was referred to non attached exhibits. The Company, according to response sent on January 27, 2005, understands that since being an incomplete document not arisen from negotiations maintained between the parties, MetroGAS does not have the necessary means to evaluate the project properly.

On February 3, 2005, UNIREN sent a new note, expressing its disagreement towards the line of argument and conclusions stated by MetroGAS in the note dated January 27, 2005.

MetroGAS' replied to the UNIREN's last note received on February 18, 2005, expressing that during the course of the process started by the government, the Company complied with the submittance of all requested information, besides making additional presentations aimed at finishing Phase III of the process and at arranging the License Contract on mutual agreement without introducing structural changes, so as to preserve during the emergency the contract itself and the conditions originally agreed upon, with the intention of restoring them in the future. In addition it was stated that in spite of the delay in the regularization of the License Contract, the service is rendered in a normal, regular, continuous and efficiency way, keeping the quality level of the presentations, although the inexistence of actions or measures by the government contributing to minimizing the higher cost of the system's operation, maintenance and development.

In March 2005, through Joint Resolution EM No. 123/05 and MPFIPS No. 237/05, the Government summoned electricity and gas utility companies to Public Hearing in order to consider the terms and conditions of possible contract adjustments during the process developed within the framework of the Law of Public Emergency and other complementary norms. As of the date of issuance of these unaudited interim financial statements certain companies have not yet signed the Letters of Understanding proposed by the Government.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

A Public Hearing was held on April 22, 2005, when the Letter of Understanding proposed by UNIREN to MetroGAS was discussed. The proposal continues being renegotiated.

In June 2005 UNIREN sent MetroGAS, through note No. 1,449/05, a new proposal regarding the license renegotiation. Even when this proposal includes improvements regarding the original guidelines of the previous Letter of Understanding, MetroGAS' response to UNIREN expressed that it is still an unilateral proposal and made known its disposition to negotiate a balanced agreement for both parties. MetroGAS is analysing the provisions contained in the proposal, as well as the economic and legal impacts of its acceptance.

New Regulations
---------------

In mid-February 2004 the Executive Power issued two Executive Orders which provisions could influence the Company's operating activities and its economic and financial performance. Executive Order No. 180/04 established an investment scheme for basic gas infrastructure works, creating two categories (firm sale and interruptible sale) for Compress Natural Gas customer, as well as an Electronic Gas Market to coordinate transactions associated to gas purchase at the Spot market and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enabled the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly as distributors would no longer be able to supply them. Furthermore, the Order divided "residential" customers in three categories according to consumption.

Later on a set of resolutions and provisions was issued to regulate the abovementioned executive orders. The main provisions refer to: i) suspension of the exportation of surpluses of natural gas useful for internal supply, ii) development of a Rationalization Programme for the Exportation of Natural Gas and Use of Transportation Capacity, iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which the Company has restructured all of its natural gas purchase contracts (Note 14), iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them, established by the Programme for the Rational Use of Energy ("PURE"), suspended from September to April of each year, becoming reestablished since April 15, 2005 through Resolution No. 624/05 of the Energy Secretariat, v) creation and constitution of a Trust System through a Trust Fund, vi) approval of a useful cut-off mechanism to ensure supply to uninterruptible customers and vii) creation of a Gas Electronic Market to supply natural gas under spot conditions and secondary transportation and distribution markets, operated by Buenos Aires Stock Exchange and ruled by the Energy Secretariat.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

In May 2005 the Energy Secretariat issued Resolution No. 752/05 Section 4 of Executive Order No. 181/04, which establishes that since August 1, 2005 the gas distribution service providers will not be able to sign short, medium and long term natural gas purchase contracts at points of entry into the Transportation System to supply firm and interruptible Large Customers, General Service "G" customers and General Service "P" customers, whose average monthly consumption during last year of consumption is equal or higher than 150,000 m3/month. This Resolution also establishes that providers are not allowed to use natural gas volumes available from contracts currently in force to supply the mentioned customers. Additionally, since January 1, 2006, the distributors will not be allowed to sign gas purchase contracts to supply neither General Service "P" customers with an average monthly consumption during last year of consumption higher than 9,000 m3 and lower than 150,000 m3 nor Compressed Natural Gas stations.

However, Resolution No. 752/05 establishes that gas distribution providers are allowed to supply natural gas to the above-mentioned customers only when purchased on the customers' account within the framework of the Electronic Gas Market ("MEG"). Through Resolution No. 930/05 the period established by Resolution No. 752/05 is extended up to September 1, 2005.

As of date of issuance of these unaudited interim financial statements it is neither possible to predict the result of the renegotiation process nor to establish the final implications that the above-mentioned norms will have on the Company's operations and results.

MetroENERGIA S.A. constitution
------------------------------

According to the new regulations, the Board of Directors of MetroGAS decided to create a stock company where MetroGAS holds 95 % of the Common Stock and whose purpose is to buy and sell natural gas and/or its transportation on its own, on behalf of or associated to third parties. The Company was incorporated on April 20, 2005 and registered in the Public Registry of Commerce on May 16, 2005 under the name of MetroENERGIA S.A. ("MetroENERGIA"). The remaining shareholders are British Gas Argentina S.A. and Y.P.F S.A., holding 2,73% and 2,27% of MetroENERGIA Common Stock respectively.

Dated July 13, 2005, through a note from ENARGAS, MetroENERGIA obtained the provisional registration in the Marketers Registry. Up to the moment of issuing these financial statements, MetroENERGIA did not sign contracts with customers and did not carry out any commercial operation.

Contracts denominated in US dollars or containing dollar adjustment clauses
---------------------------------------------------------------------------

The Emergency Law contains provisions governing contracts between private parties existing as of the effective date of the Emergency Law, which provide for payment in foreign currencies or contain foreign currency adjustment clauses. In this regard, the Emergency Law provides for conversion into pesos of all obligations at an exchange rate of Ps. 1 per US$ 1. Should the result be too burdensome for one of the parties and should the parties fail to agree to modifications of such obligations, the matter may be referred to the courts in order for an

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

equitable result to be established. Obligations arising after the passing of the Emergency Law may not be subject to adjustment clauses.

The Company is a party to a number of such contracts, the most material of which are for the gas purchase of natural gas and are essential to permit the Company to serve its customer. Under the provisions established in the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices abovementioned and the renegotiation of most of the contracts agreed with the Company's gas suppliers, subject to the continuous compliance by the National Government with all the obligations it has assumed, gas producers with whom there have been renegotiations would commit themselves to suspend actions and/or procedures brought against the Gas Distributors for claims resulting from the abovementioned law, which suspension would become a final waiver on December 31, 2006.

Deferral of the exchange losses deduction for income tax purposes
-----------------------------------------------------------------

Up to 20% of the losses arising from the conversion to pesos of foreign currency-denominated assets and liabilities existing as of the effective date of the Emergency Law at an exchange rate of Ps. 1.4 per US$ 1 are deductible for income tax purposes in each of the first five fiscal years ended after the effective date of the Emergency Law. The deferred income tax asset arising as a result of this provision is recorded in the unaudited interim financial statements as of June 30, 2005 as stated in Note 3.5.j).

Impact on the Company's financial and economic position
-------------------------------------------------------

The provisions of the Emergency Law modify the rules of the Regulatory Framework applicable to the transportation and distribution of natural gas (principally rules providing for tariffs to be calculated in US dollars and stated in pesos and for tariff adjustments by reference to international indexes).

The regulations governing gas distribution guaranteed that foreign investments made in Argentina would be protected under the principle of "legal security" at the federal level (Law No. 24,076 and its regulations) and at the supranational level (execution of Bilateral Treaties on Promotion and Mutual Protection of Investments). This structure was based on a currency board system, dollar-denominated tariffs and tariff adjustments on the basis of international indexes.

This structure has been seriously affected not only by the measures adopted as a result of the emergency but also because it has de facto been abrogated, leading to legal uncertainty that makes it impossible for the Company to invest and carry on its business. Remedying these problems goes well beyond the scope of the renegotiation process.

Normalizing the License requires that the fundamental guidelines of the Regulatory Framework and the bidding rules under which investors decided to take part in the privatisation process be respected.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

In view of the substantial and significant adverse changes that have taken place in Argentina, on March 25, 2002, MetroGAS announced the suspension of its principal and interest payments on all of its financial debt (Note 9).

The circumstances above described, have been considered by MetroGAS' management in performing the significant accounting estimates included in these unaudited interim financial statements including those related to the recoverable value of non-current assets. The Company's management periodically performs economic and financial projections based on alternative scenarios that consider macroeconomic, financial, market and regulatory matters. In preparing projections, the Company's management has considered the effect of expected tariffs changes, as well as certain adjustments to the Company's operating costs to recompose its economic and financial equation. Actual future results could differ from those estimates.

The Company's action plan
-------------------------

The Company's management has implemented an action plan in order to reverse the major impact of the current emergency on the Company. Some of the main steps under way include the following:

o To continue the process in connection with the renegotiation of the License;
o To continue the action plan in order to modify contracts in light of the current situation;
o To continue with the plan for reducing investments and expenses without thereby affecting the Company's obligation and ability to provide normal and reliable service to its customers;
o To maintain strict financial control in order to adjust financial expenditures to internally generated funds until financial system liquidity is restored;
o To secure any necessary tax advice in order to make the best possible use of tax loss carry forwards arising out of the impact of the emergency on the Company's results; and
o To continue with the plan to restructure all of the Company's financial indebtedness (Note 9).

The impact of the measures adopted by the Government on the Company's unaudited interim financial statements as of June 30, 2005 has been calculated on the basis of projections and estimates made by MetroGAS' management. Actual future results could differ from such projections and such differences could be significant. Consequently, the Company's unaudited interim financial statements may not reflect all adjustments that could result from these adverse conditions. It is not possible to predict the evolution of the Argentine economy, the outcome of the renegotiation of the License or of contracts (including debt obligations) denominated in US dollars or other foreign currencies or their consequences on the Company's financial and economic position. Accordingly, any decisions made on the basis of these unaudited interim financial statements should take account of the foregoing and the unaudited interim financial statements should be read in light of such uncertainties.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 3 - BASES OF PRESENTATION OF THE UNAUDITED INTERIM FINANCIAL STATEMENTS

Below are the most relevant accounting standards used by the Company to prepare its financial statements, which were applied consistently with those for the previous year.

3.1. Preparation and presentation of unaudited interim financial statements

The unaudited interim financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") approved with certain amendments by the Professional Council in Economic Sciences of the City of Buenos Aires ("CPCECABA") in accordance with the resolutions of the National Securities Commission ("CNV").

The CPCECABA approved Technical Pronouncement No. 21 "Equity Value - consolidation of financial statements - information to be disclosed on related parties" through its Resolution M.D. No. 5/03. This Technical Pronouncement and the modifications incorporated became effective for financial years beginning on April 1, 2003.

The CNV has adopted this Technical Pronouncement through its General Resolution No. 459/04 establishing its applicability for financial years started as of April 1, 2004. The Company started to apply these guidelines as from the year commenced on January 1, 2005.

The unaudited interim financial statements for the six months ended June 30, 2005 and 2004 have not been audited. Management estimates that they include all the necessary adjustments to fairly present the results of each period. The results for the six months ended June 30, 2005 and 2004 do not necessarily reflect the proportion of the Company's results for the full years.

3.2. Accounting estimates

The preparation of unaudited interim financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the unaudited interim financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and provisions for contingencies. Actual results might differ from estimates and evaluations made at the date of preparation of these unaudited interim financial statements.

3.3. Recognition of the effects of inflation

These unaudited interim financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the unaudited interim financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 3 - BASES OF PRESENTATION OF THE UNAUDITED INTERIM FINANCIAL STATEMENTS (Contd.)

As from that date, restatement of unaudited interim financial statements has been discontinued. This criterion is not in accordance with prevailing professional accounting standards, under which financial statements must be restated until September 30, 2003.

The rate used for restatement of items was the internal wholesale price index ("IPIM") published by the National Institute of Statistics and Census.

3.4. Comparative information

In accordance with professional accounting standards, the Company shows the information included in the unaudited interim balance sheet at June 30, 2005 in comparative format with that at December 31, and June 30, 2004, since it is engaged in seasonal activities.

Certain amounts in the unaudited interim financial statements for the six-month period ended on June 30, 2004 were reclassified for presentation on a comparative basis with those for the current period.

3.5. Valuation criteria

a) Cash and deposits in banks

Cash on hand has been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the period.

At June 30, 2004, Debt Settlement Bonds of the Province of Buenos Aires ("BOCANOBA") were valued at nominal value multiplied by Ps. 1.4 (Note 5) as they are denominated in US$ and used for settlement of tax liabilities accepted at that value.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through period-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 3 - BASES OF PRESENTATION OF THE UNAUDITED INTERIM FINANCIAL STATEMENTS (Contd.)

Trade receivables include accrued services pending billing at period-end.

The line headed PURE Resolution 415/04 corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption in force between April 29 and September 14, 2004. On April 15, 2005 Resolution No. 624/05 came into effect, reestablishing the program until September 30, 2005.

The balance for this item included in trade receivables corresponds to bonuses for consumption pending billing, while the amount recorded under accounts payable corresponds to additional charges for consumption, to be deposited in the Trust Fund indicated by ENARGAS.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Financial debt

Financial debts were valued at nominal value plus financial results accrued at the end of the period. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at the sums received, net of transaction costs, plus financial results accrued at the internal rate of return estimated at that time.

f) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued through period-end, where applicable. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Other receivables not payable in cash (recorded under "take-or-pay receivable") were valued at the replacement cost of the goods or services receivable at the end of the period.

Sundry non-current tax credits were valued based on the best estimate of the sum receivable, discounted applying the interest rate on savings accounts published by Banco de la Nacion Argentina in force at the end of the period, except for deferred tax assets that have not been discounted.

In accordance with CNV regulations and as indicated above, deferred tax assets have not been discounted. This criterion is not in accordance with the accounting standards in force in the Autonomous City of Buenos Aires, which require that those balances be discounted. The effect of this deviation is a decrease in deferred tax assets amounting to Ps. 1.5 million.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 3 - BASES OF PRESENTATION OF THE UNAUDITED INTERIM FINANCIAL STATEMENTS (Contd.)

The discounted value was calculated at the rate of interest applicable to savings accounts, published by Banco de la Nacion Argentina, in accordance with Management estimates, to reflect the best estimate within the estimated term of recovery of the credits.

g) Inventories

Warehouse materials were valued at their period-end replacement cost.

The value thus obtained, net of the allowance for inventory obsolescence, is less than the respective recoverable value estimated at the end of each period.

h) Non-current investments

The permanent investment in the controlled company MetroENERGIA has been valuated according to the equity method based on the unaudited interim financial statements as of June 30, 2005 issued by the company.

The accounting standards used by the controlled company for preparing the unaudited interim financial statements are the same used by MetroGAS.

The value thus obtained is less than the respective recoverable value estimated at the end of the period.

i) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.3. has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.3., except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 3 - BASES OF PRESENTATION OF THE UNAUDITED INTERIM FINANCIAL STATEMENTS (Contd.)

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation at March 1, 2003.

The Company capitalizes net costs generated by financing with third party capital of works construction of which takes place over extended periods, until their start up. As mentioned in Note 9 the amount of interest capitalized during the six months ended June 30, 2005 and 2004 amounted to Ps. 544 thousand and Ps. 550 thousand, respectively, and to Ps. 883 for the year ended December 31, 2004.

During the six months ended June 30, 2005 and 2004, the Company capitalized Ps. 1,785 thousand and Ps. 1,094 thousand, respectively, and Ps. 2,142 thousand for the year ended December 31, 2004, corresponding to the portion of operating costs attributable to planning, execution and control of investments in fixed assets.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.3.

Aggregate value of these assets is less than recoverable value at the end of the period.

j) Income tax

The Company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements. Deferred tax assets are mainly generated by tax loss carry forward. Deferred taxliabilities are mainly generated by temporary differences between the accounting valuation and the tax value of fixed assets and other assets captions, mainly due to different depreciation criteria and the treatment of financial results (interest, exchange differences and adjustment for inflation) capitalized under those items.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to the temporary differences identified and tax loss carry forwards, considering the legal regulations in force at the date of issuance of these unaudited interim financial statements.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 3 - BASES OF PRESENTATION OF THE UNAUDITED INTERIM FINANCIAL STATEMENTS (Contd.)

Deferred assets
---------------

                              Estimated loss       Trade     Financial     Other      Valuation      Total
                              carry forwards    receivables     debt                  allowance
------------------------------------------------------------------------------------------------------------
                                                          Thousands of Ps.
------------------------------------------------------------------------------------------------------------
Balances as of December 31,       299,475          12,734       21,397    18,741      (196,212)     156,135
2004
Charges to statement of           (34,149)         (4,947)     (10,699)    2,052        42,950       (4,793)
income
------------------------------------------------------------------------------------------------------------
Balances as of June 30, 2005      265,326           7,787       10,698    20,793      (153,262)     151,342


Deferred liabilities
--------------------

                                        Fixed assets      Other         Total
--------------------------------------------------------------------------------
                                                     Thousands of Ps.
--------------------------------------------------------------------------------
Balances as of December 31, 2004           (9,507)       (4,437)        (13,944)
Charges to statement of income               5,016         (223)          4,793
--------------------------------------------------------------------------------
Balances as of June 30, 2005               (4,491)       (4,660)         (9,151)


Deferred assets generated by the tax loss carry forward recorded by the Company at June 30, 2005 amount to approximately Ps. 265,326 thousand at the end of the period and Ps. 299,475 thousand at the beginning of the period. That tax loss carry forward can be offset against profits for future years, Ps. 234,686 thousand expiring in 2007 and Ps. 30,640 thousand expiring in 2009.

The realization of deferred tax assets, including the mentioned tax loss carry forward, depends on the future generation of taxable profits in those years in which temporary differences are deductible. To determine the realization of assets, the Company considers the reversal of deferred tax assets and liabilities, their tax planning and the projection of future taxable profits based on its best estimate, following the guidelines detailed in Note 2.

Based on management's estimates, MetroGAS recorded a valuation allowance on deferred income tax assets amounting to Ps. 153,262 thousand and Ps. 196,212 thousand at the end and beginning of period, respectively.

Net deferred assets at the beginning and end of the period derived from the information included in the preceding tables amount to Ps. 142,191.

Below is the reconciliation between income tax expensed and the amount resulting from application of the corresponding tax rate to the accounting profit before tax:

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 3 - BASES OF PRESENTATION OF THE UNAUDITED INTERIM FINANCIAL STATEMENTS (Contd.)

                                                              June 30,
                                                   -----------------------------
                                                       2005             2004
                                                   -----------------------------
                                                          Thousands of Ps.
                                                   -----------------------------

Income tax expense (benefit) calculated using
the statutory rate over pre-tax income (loss)          30,329          (5,874)
Permanent Differences
---------------------
      Restatement into constant currency                8,084           7,731
      Non deductible expenses and non-
      computable income                                 4,537          (2,434)
Valuation allowance on deferred income tax
assets                                                (42,950)            577
                                                   -----------     -----------
Total income tax                                            -               -
                                                   -----------     -----------


k) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on c4omputable assets at the end of the period. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company recognized minimum notional income tax accrued during the period and paid in previous years as a credit, since it estimates that it can be claimed as payment on account of income tax in future years. That credit is shown under Other non-current receivables.

l) Severance pay

Severance pay is expensed when paid.

m) Balances with related parties

Balances with related parties mainly generated by operations and sundry services were valued based on conditions agreed between the parties.

n) Provision for contingencies

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account. Insurance coverage taken out by the Company has also been considered. At the date of issuance of these unaudited interim financial statements, Management considers that there are no elements to determine other contingencies that could have a negative impact on the unaudited interim financial statements.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 3 - BASES OF PRESENTATION OF THE UNAUDITED INTERIM FINANCIAL STATEMENTS (Contd.)

o) Shareholders' equity accounts

Movements in shareholders' equity accounts were restated following the guidelines detailed in Note 3.3.

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Common Stock adjustment account" making up the shareholders' equity.

p) Recognition of income

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each period. Volumes delivered were determined based on gas volumes purchased and other data.

q) Statements of income accounts

Statements of income accounts are shown at nominal value.

3.6. Basic and diluted income (loss) per share

Basic and diluted income (loss) per share are calculated based on weighted average shares at June 30, 2005 and 2004, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

3.7. Information by segment

The Company exclusively operates in the providing of gas distribution services. The remaining activities do not qualify as segments that should be disclosed separately in accordance with the guidelines of Technical Pronouncement No. 18 of the FACPCE.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE UNAUDITED INTERIM FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying unaudited interim financial statements are as follows:

                                                                             June 30,      December 31,      June 30,
                                                                          ----------------------------------------------
                                                                               2005            2004            2004
                                                                          ----------------------------------------------
                                                                                        Thousands of Ps.
                                                                          ----------------------------------------------
Assets
Current assets
a) Cash and deposits in banks
     Cash                                                                         410             272             172
     Banks                                                                    417,724         367,260         279,091
     Collections to be deposited                                                2,940           1,567           3,674
                                                                          ------------    ------------    ------------
                                                                              421,074         369,099         282,937
                                                                          ============    ============    ============
b) Investments (Exhibit D)
     Government securities                                                         40              40              40
     Saving account deposits                                                        2               1               1
                                                                          ------------    ------------    ------------
                                                                                   42              41              41
                                                                          ============    ============    ============
c) Trade receivables, net
     Trade accounts receivable                                                143,684         144,946         141,333
     Unbilled revenues                                                         57,981          18,410          48,224
     Change in turnover tax for Province of Buenos Aires (Note 15.1.)           2,858           4,057           3,807
     Tax on banking transactions to be recovered                                4,615           4,687           3,859
     PURE Resolution No. 415/04                                                  (798)         (3,849)              -
     Allowance for doubtful accounts (Exhibit E)                              (60,459)        (73,952)        (70,517)
                                                                          ------------    ------------    ------------
                                                                              147,881          94,299         126,706
                                                                          ============    ============    ============
d) Other receivables
     Related companies (Note 6)                                                    35              17              59
     Other advances                                                            16,348           7,777           3,340
     Take-or-pay to be recovered                                                1,399               -               -
     Other receivables                                                            733             764             935
     Insurance and other prepaid expenses                                       1,363           1,840           4,070
                                                                          ------------    ------------    ------------
                                                                               19,878          10,398           8,404
                                                                          ============    ============    ============
e) Inventories, net
     Warehouse materials                                                        3,304           3,401           3,227
     Allowance for inventory obsolescence (Exhibit E)                            (936)           (846)           (593)
                                                                          ------------    ------------    ------------
                                                                                2,368           2,555           2,634
                                                                          ============    ============    ============
Non-current assets
f) Trade receivables
     Change in turnover tax for Province of Buenos Aires (Note 15.1.)               -               -           1,460
                                                                          ------------    ------------    ------------
                                                                                    -               -           1,460
                                                                          ============    ============    ============
g) Other receivables
     Deferred income tax assets (Note 3.5 j))                                 142,191         142,191         142,191
     Receivables for dividends distributed in advance                               -               -           2,374
     Related companies (Note 6)                                                   869             757           6,205
     Receivables for minimum notional income tax                               38,140          30,398          25,107
     Deferred financing costs                                                  13,479          12,841          10,177
     Sundry                                                                       270             260              86
                                                                          ------------    ------------    ------------
                                                                              194,949         186,447         186,140
                                                                          ============    ============    ============

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE UNAUDITED INTERIM FINANCIAL STATEMENTS (Contd.)

                                                                                      June 30,      December 31,      June 30,
                                                                                  ------------------------------------------------
                                                                                        2005            2004            2004
                                                                                  ------------------------------------------------
                                                                                                 Thousands of Ps.
                                                                                  ------------------------------------------------
Liabilities
Current liabilities
h) Accounts payable
      Gas and transportation                                                            81,296          60,789          63,831
      Other purchases and services                                                      14,041          11,011          11,797
      Related companies (Note 6)                                                        32,210          14,665          11,904
      PURE Resolution No. 415/04                                                         3,288           4,446               -
      Transportation trust fund                                                          1,050               -               -
                                                                                  -------------   -------------   -------------
                                                                                       131,885          90,911          87,532
                                                                                  =============   =============   =============
i) Financial debt (Note 9)
      Overdrafts with foreign financial institutions (Exhibit G)                       144,350         148,950         147,900
      Overdrafts with Argentine financial institutions                                  71,712          67,716          66,024
      Negotiable bonds (face value) (Exhibit G)                                      1,045,990       1,131,682       1,076,131
      Interest and other expenses payable to foreign financial institutions
      (Exhibit G)                                                                      271,885         238,206         177,520
      Interest and other expenses payable to Argentine financial institutions           15,777          11,282           8,161
                                                                                  -------------   -------------   -------------
                                                                                     1,549,714       1,597,836       1,475,736
                                                                                  =============   =============   =============
Statements of Income
j) Sales
      Gas sales                                                                        360,508                         321,499
      Transportation and distribution services                                          58,154                          33,074
      Processed natural gas sales                                                       11,390                          12,501
                                                                                  -------------                   -------------
                                                                                       430,052                         367,074
                                                                                  =============                   =============

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

                                                June 30,   December 31,   June 30,
                                                  2005        2004          2004
                                              -------------------------------------
                                                        Thousands of Ps.
                                              -------------------------------------
5.1. Investments

         - Becoming due
              under 3 months                          42           41           41
                                              ----------   ----------   ----------
         Total                                        42           41           41
                                              ==========   ==========   ==========

5.2. Receivables
         - Past due
              under 3 months                       8,080       19,133        3,602
              from 3 to 6 months                   1,017        1,168        1,335
              from 6 to 9 months                     957          907        1,265
              from 9 to 12 months                    843          891        1,767
              from 1 to 2 years                   13,231       12,890       12,825
              more than 2 years                   46,288       56,121       55,437
                                              ----------   ----------   ----------
                  Sub-total                       70,416       91,110       76,231
                                              ----------   ----------   ----------
         - Without due date                       14,549        5,825        2,059
                                              ----------   ----------   ----------

         - Becoming due
              under 3 months                     137,357       73,629      118,871
              from 3 to 6 months                   2,914        3,126        2,838
              from 6 to 9 months                   1,467        2,672        2,798
              from 9 to 12 months                  1,515        2,287        2,830
              from 1 to 2 years                   13,538       12,889       11,638
              more than 2 years                  181,411      173,558      175,963
                                              ----------   ----------   ----------
                  Sub-total                      338,202      268,161      314,938
                                              ----------   ----------   ----------

         Allowance for doubtful accounts         (60,459)     (73,952)     (70,517)
                                              ----------   ----------   ----------
         Total                                   362,708      291,144      322,711
                                              ==========   ==========   ==========

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)

                                          June 30,    December 31,    June 30,
                                        ----------------------------------------
                                            2005          2004          2004
                                        ----------------------------------------
                                                     Thousands of $
                                        ----------------------------------------
5.3. Payables
         - Past due
              under 3 months                   694         4,309       418,588
              from 3 to 6 months               462             -           591
              from 6 to 9 months                 -           405         2,255
              from 9 to 12 months              503           210         2,412
              from 1 to 2 years            733,297       847,895       808,387
              more than 2 years            827,601       756,110       253,919
                                       -----------   -----------   -----------
                  Sub-total              1,562,557     1,608,929     1,486,152
                                       -----------   -----------   -----------
         - Without due date                 33,529        32,409        37,670
                                       -----------   -----------   -----------

         - Becoming due
              under 3 months               153,388       114,177       104,566
              from 3 to 6 months             3,852             -         2,886
              from 6 to 9 months             1,388           690         1,170
              from 9 to 12 months              116             -         5,192
              from 1 to 2 years             14,946        12,008         9,663
                                       -----------   -----------   -----------
                  Sub-total                173,690       126,875       123,477
                                       -----------   -----------   -----------
         Total                           1,769,776     1,768,213     1,647,299
                                       ===========   ===========   ===========


As of June 30, 2005, December 31, 2004 and June 30, 2004 investments corresponded to "BODEN" bearing interest at an annual rate of 1.06%. Additionally as of June 30, 2004 investments were composed of "BOCANOBA" which accrue interest at a semiannual rate of 6% and were recorded at their nominal value times Ps. 1.4 and they are used to settle tax liabilities. Pursuant to the terms of the License, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts at a rate equivalent to 150% of the 30-day interest rate in local currency, charged by Banco de la Nacion Argentina, from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection. These conditions could be modified as detailed in Note 2.

The receivable corresponding to change in turnover tax in the Province of Buenos Aires accrues interest at an annual 9.5% rate. Payables do not accrue interest, except for the Financial debts, which are set forth in Note 9. Certain payables accrue CER adjustment clause (Note 2).

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS. MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of June 30, 2005, the shareholders of Gas Argentino are British Gas International B.V. (subsidiary of BG Group plc.) ("British Gas") (54.67%) and YPF S.A. ("YPF") (45.33%).

MetroGAS holds 95% of the Common Stock of MetroENERGIA and is therefore the controlling shareholder. The remaining shareholders are British Gas Argentina S.A. and YPF, holding 2,73% and 2,27% of MetroENERGIA Common Stock respectively. MetroGAS renders certain services to MetroENERGIA.

These unaudited interim financial statements include the revenues and expenses derived from the following transactions with related companies:
o Gas supply and sales contracts with companies directly and indirectly related to YPF.
o Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited (member of British Gas holding).
o Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A.
o Fees for maintenance and repair services paid pursuant to contracts with Astra Evangelista S.A.
o    Provision of services to MetroENERGIA.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:





                                                          June 30,
                                -------------------------------------------------------------------
                                                            2005
                                -------------------------------------------------------------------
                                                      Gas
                                           Other   purchases   Technical     Fees for    Fees for
                                   Gas    income,     for      operator's  professional   sundry
                                  sales     net    customers     fees        services    services
                                -------------------------------------------------------------------
                                                      Thousands of Ps.
                                -------------------------------------------------------------------
Direct controlling company
Gas Argentino S.A.                   -         -          -            -          -           -

Indirect controlling companies
BG International B.V.                -         -          -        2,462          -           -
YPF S.A.                             -         -     51,182            -          -           -

Indirect joint control
BG Argentina S.A.                    -         -          -            -        593           -
Astra Evangelista S.A.               -        12          -            -          -         469
Operadora de Estaciones
de Servicios S.A.                1,160         -          -            -          -           -

Controlled
MetroENERGIA S.A.                    -        24          -            -          -           -

Board of directors and
management                           -         -          -            -          -           -
                                -------------------------------------------------------------------
                                 1,160        36     51,182        2,462        593         469
                                -------------------------------------------------------------------


                                                        June 30,
                                ----------------------------------------------------------------
                                                          2004
                                ----------------------------------------------------------------
                                                    Gas
                                         Other   purchases   Technical     Fees for    Fees for
                                  Gas   income,     for      operator's  professional   sundry
                                 sales    net    customers     fees        services    services
                                ----------------------------------------------------------------
                                                      Thousands of Ps.
                                ----------------------------------------------------------------
Direct controlling company
Gas Argentino S.A.                  -        -           -           -           -          -

Indirect controlling companies
BG International B.V.               -        -           -       2,282           -          -
YPF S.A.                            -        -      41,643           -          26          -

Indirect joint control
BG Argentina S.A.                   -        -           -           -       1,146          -
Astra Evangelista S.A.              -       30           -           -           -        456
Operadora de Estaciones
de Servicios S.A.                 862        -           -           -           -          -

Controlled
MetroENERGIA S.A.                   -        -           -           -           -          -

Board of directors and
management                          -        -           -           -           -          -
                                ----------------------------------------------------------------
                                  862       30      41,643       2,282       1,172        456
                                ----------------------------------------------------------------

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of June 30, 2005, December 31, 2004 and June 30, 2004 from transactions with related companies are as follows:

                                          June 30,                            December 31,                       June 30,
                       ------------------------------------------- -------------------------------- --------------------------------
                                            2005                                 2004                              2004
                       ------------------------------------------- -------------------------------- --------------------------------
                            Other         Accounts        Other         Other          Accounts          Other          Accounts
                         receivables      payable      liabilities   receivables       payable        receivables       payable
                       --------------- --------------- ----------- --------------- ---------------- ---------------- ---------------
                                 Non-            Non-                        Non-            Non-             Non-             Non-
                       Current current Current current   Current   Current current Current current  Current current  Current current
                       --------------- --------------- ----------- --------------- ---------------- ---------------- ---------------
                                                                  Thousands of Ps.
                       -------------------------------------------------------------------------------------------------------------
Direct controlling
company
Gas Argentino S.A.          -        -       -       -        -        -       -        -       -       -   5,538        -       -

Indirect controlling
companies
BG International BY         -      869   2,484  14,946        -        -     757    2,481  12,008      52     667    2,525   9,663
YPF S.A.                    -        -  26,574       -        -        -       -    9,294       -       -       -    7,323       -

Indirect joint control
BG Argentina S.A.           5        -   2,629       -        -        5       -    2,890       -       5       -    2,056       -
Astra Evangelista S.A.     (2)       -     523       -        -       12       -        -       -       2       -        -       -
Operadora de Estaciones
 de Servicios S.A.          -        -       -       -        -        -       -        -       -       -       -        -       -

Controlled
MetroENERGIA S.A.          32        -       -       -       36        -       -        -       -       -       -        -       -

Board of directors
and management              -        -       -       -        -        -       -        -       -       -       -        -       -
                       ------------------------------------------- -------------------------------- --------------------------------
                           35      869  32,210  14,946       36       17     757   14,665  12,008      59   6,205   11,904   9,663
                       ------------------------------------------- -------------------------------- --------------------------------

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 7 - RESTRICTED ASSETS

As contemplated by Note 2, the provisions mentioned below have been and/or may be modified. It is not possible to assess the impact of any such modifications.

A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. The Company is obliged to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

The Company must not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from the ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a period of one year and used to finance new extensions of and improvements to the distribution network.

Upon expiration of the License, the Company will be obliged to transfer to the Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The value of the Company's property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the PPI, net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (Note 8.1.).


NOTE 8 - REGULATORY FRAMEWORK

As contemplated by Note 2, the provisions mentioned below have been and/or may be modified. It is not possible to assess the impact of any such modifications.

The natural gas distribution system is regulated by Law No. 24,076 (the "Gas Act"), which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company's business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of Common Stock of MetroGAS.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 8 - REGULATORY FRAMEWORK (Contd.)

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

Tariffs for gas distribution services were established in the License and are regulated by the ENARGAS.

The tariff formula is subject to adjustment as from December 31, 1997, and thereafter every five years, according to criteria established by ENARGAS. The ratemaking methodology contemplated by the Gas Act and the License is the so-called "price cap with periodic review" methodology, a type of incentive regulation which allows regulated companies to retain a portion of the economic benefits arising from efficiency gains.

In addition, the Company's tariffs are subject to semi-annual adjustments as a result of changes in the US PPI and other factors and periodic adjustments in the Company's costs of purchasing and transporting gas.

8.1. Distribution License

Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company's performance and make a recommendation to the Government. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it has complied with its obligations, to match the best bid offered to the Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the value of specified assets of MetroGAS or the proceeds paid by the successful bidder in a new competitive bidding process (Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner. Such obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 8 - REGULATORY FRAMEWORK (Contd.)

The License details further obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out mandatory investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

8.2. "K" Investment Factor

Under the tariff tables effective from July 1, 1998 to July 1, 2001, ENARGAS reported the Company's compliance, in 1998, 1999, 2000 and the first semester of 2001, with works related to network extension and granted the Company the "K" Investment Factor. However, the Company has requested ENARGAS, to reconsider the procedure regarding the application, of the "K" Investment Factor, maintaining that ENARGAS did not apply the "K" Investment Factor to homogeneous distribution margins as stated when originally determined.

8.3. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS' tariffs as from January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the year 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten-month period beginning July 1, 2000.

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six-months of 2000; and b) an increase in the tariffs to reflect the US PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through June 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

On August 4, 2000, Executive Order No. 669/00 was issued by the Government, confirming the terms of this agreement.

On August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669/00, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the US PPI adjustment. MetroGAS, as well as most gas distribution and transportation companies, appealed this ruling and the corresponding ENARGAS resolution. Additionally, ENARGAS and the Government also appealed the court order.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 8 - REGULATORY FRAMEWORK (Contd.)

On October 5, 2001 the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court of Justice of Argentina. It is not possible to predict when the Court will rule on this matter.

As a result of (i) the Argentine financial crisis (Note 2), which limited the ability of the Federal Government to honor its obligations as well as its access to credit facilities and led to a formal sovereign debt default declaration in December 2001 and (ii) the subsequent passing of the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso to one dollar rate for tariffs and ordering renegotiation of utility contracts, (the scope of which has not been accurately defined), passing US PPI on to tariffs, as rightfully claimed by the Company, becomes impracticable. Both a transfer to the tariffs of the US PPI as well as the possibility of recovery through the Federal Government, which endorsed the related credits, are contingent on future events that are beyond the Company's control.

In view of the current scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company's activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the US PPI adjustment. Consequently, MetroGAS has filed an administrative action, the resolution of which, as of the date of issuance of these unaudited interim financial statements is pending.

8.4. General Matters

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

o    Serious and repeated failure by the Company to meet its obligations.
o Total or partial interruption of not interruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.
o Sale, assignment or transfer of the Company's essential assets or encumbrances thereon without ENARGAS' prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.
o    Bankruptcy, dissolution or liquidation of the Company.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 8 - REGULATORY FRAMEWORK (Contd.)

o Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS' prior authorization) or giving up the License, other than as permitted therein.
o Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS' prior authorization.

The License stipulates that the Company cannot assume the debts of Gas Argentino or grant loans to encumber assets, to secure debt of, or grant any other benefit to creditors of, Gas Argentino.


NOTE 9 - FINANCIAL DEBT

The following table sets forth the breakdown of the Company's Financial Debt as of June 30, 2005 and 2004, indicating the average interest rates and maturity date for each item:

                                                        June 30,
                             ---------------------------------------------------------------
                                           2005                           2004
                             ------------------------------  -------------------------------
Financial Debt                 Interest Rate     Maturity      Interest Rate     Maturity
                             ------------------------------  -------------------------------

Medium-Term Negotiable
Obligations -
1998 Global Program:
          Series A                9 7/8 %       04/01/2003        9 7/8%        04/01/2003
          Series B                7.375 %       09/27/2002        7.375%        09/27/2002
          Series C             Libor + 3.25%    05/07/2004     Libor + 3.25%    05/07/2004
Overdrafts with Argentine
financial institutions             8.00%        03/25/2002         8.00%        03/25/2002
Overdrafts with foreign
financial institutions          7.94%-11.26%    02/19/2002     7.94%-11.26%     02/19/2002
                                                06/14/2002                      06/14/2002

Details regarding the amount of the nominal interest and the effect of the capitalized interest for the six months ended June 30, 2005 and 2004 are as follows:

                                                                June 30,
                                                       -------------------------
                                                           2005         2004
                                                       -------------------------
                                                            Thousands of Ps.
                                                       -------------------------
- Nominal financial cost                                   55,178        53,144
- Net financial results of other debts                        493            69
                                                       -----------   -----------
Total interest                                             55,671        53,213
- Capitalized interest (Note 3.5.i))                         (544)         (550)
                                                       -----------   -----------
Total interest charged to the results of operations        55,127        52,663
                                                       ===========   ===========

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 9 - FINANCIAL DEBT (Contd.)

1998 Global Program:

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, admitted to public offering the mentioned Global Program of Issuance of Negotiable Bonds of MetroGAS.

On March 27, 2000, MetroGAS issued US$ 100 million of Series A Notes maturing in 2003, at a price equivalent to 99.677% of the face value and bearing interest at the rate of 9.875% per annum, payable semiannually. The Series A Notes were authorized for listing on the Buenos Aires Stock Exchange ("BCBA") on March 24, 2000 and on the Luxembourg Stock Exchange on April 3, 2000.

On September 27, 2000, MetroGAS issued euros 110 million Series B Notes (equivalent to approximately US$ 94.4 million, at the exchange rate in force at the date of the issuance), maturing in 2002, at a price equivalent to 99.9% of the face value and bearing interest at the rate of 7.375% per annum, payable annually. The Series B Notes were authorized for listing on the Luxembourg Stock Exchange on September 27, 2000.

On May 7, 2001, MetroGAS issued US$ 130 million Series C Notes, out of which US$ 115 million were placed at the moment of the issuance and the remaining US$ 15 million were placed on August 7, 2001. The Series C Notes were issued at their face value, mature in May 2004 and bear interest at LIBOR plus a margin ranging from 2.625% to 3.25%. The Series C Notes were authorized for listing on the BCBA on June 15, 2001.

The offering of the Series A, B and C were made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso. Consequently, the domestic and international financial markets are closed to the Company.

On March 26, 2002, the Buenos Aires Stock Exchange decided to transfer MetroGAS Negotiable Bonds to "Rueda Reducida" trading (a special screen for companies experiencing certain adverse financial conditions) due to the abovementioned factors.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 9 - FINANCIAL DEBT (Contd.)

On March 27, 2002, the Luxembourg Stock Exchange suspended the trading of Euros 110 million Notes maturing in 2002 and US$ 100 million Notes maturing in 2003 issued by MetroGAS. This decision was adopted by the Luxembourg Stock Exchange and does not cause a de-listing of the notes. The suspension of the trading was adopted to protect the investors.

Since the payment suspension announcement, the Company has defaulted on capital and interest payments of several financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. The default gives the right to holders of certain financial debts to: i) require for an additional interest at an average rate of 2% per annum, and ii) through the procurement of certain majorities declare entire debt due, demanding anticipated cancellation.

Additionally, certain of the Company debt agreements contain clauses that allow the banks to debit automatically from MetroGAS' bank accounts the amount of interest and principal owed to them.

On August 12, 2002, MetroGAS made an extraordinary payment of interest accrued to April 30, 2002 on its financial debt. Subsequently, on November 1, 2002, MetroGAS made a new interest payment corresponding to the Negotiable Bonds in accordance with the following detail: (i) interest accrued on its Series A Negotiable Bonds between April 30, 2002 and its due date on October 1, 2002;
(ii) interest accrued on its Series B Negotiable Bonds between April 30, 2002 and its due date on September 27, 2002 and (iii) interest accrued and matured on its Series C Negotiable Bonds between April 30, 2002 and September 30, 2002. In addition, the Company paid interest accrued at September 30, 2002 corresponding to the remaining financial indebtedness.

As of September 30, 2003, MetroGAS has received a notification from Citibank, N.A., acting as Trustee for the Floating Rate Series C Notes, announcing the acceleration of this Series. In accordance with the emission terms of the supplement Global Program of Issuance of Negotiable Bonds an event of default, once having obtained certain majorities, allows the financial creditors to require immediate payment of all balances due in accordance with the contract terms, as if the obligations were overdue and claimable.

On November 7, 2003, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to, an acuerdo preventivo extrajudicial (the "APE"), or out-of-court reorganization agreement, under Argentine law. An APE is an insolvency remedy available to debtors under the Argentine Bankruptcy Law consisting of an out-of-court agreement, between a debtor and a certain percentage of its unsecured creditors that is submitted to a court. Once an APE receives court approval, the APE is binding mechanism that affects all unsecured creditors of the relevant debtor whether or not such creditors have participated in the negotiation or execution of the APE agreement. The last deadline expires on August 18, 2005.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 9 - FINANCIAL DEBT (Contd.)

MetroGAS has retained J.P. Morgan Securities Inc. and J.P. Morgan Chase Bank Buenos Aires Branch in order to assist the Company with the development of such restructuring plan by providing management and financial advisory services.

As of December 31, 2003, following Citibank's N.A. resignation as trustee, register agent, authentication agent and paying and transfer agent related to Negotiable Bonds and Citibank N.A., Buenos Aires branch's resignation as the trustee agent in Argentina and remaining faculties related to the Indenture Agreement dated as of September 8, 1999 and supplemental agreements. The Bank of New York was designated to perform the abovementioned tasks and Banco de Valores S.A. was appointed as trustee, register co-agent, and paying and transfer co-agent related to the Negotiable Bonds.

On April 30, 2004, the Company's Board of Directors provided for the application of the funds deposited as of that date at Bank BNP Paribas Luxembourg, as well as all the funds deposited in the future, to the fulfilment of the proposal to be agreed with financial creditors under the debt restructuring process already started, thus ensuring continuity of activities.

At the Extraordinary Shareholders' Meeting held on October 15, 2004 the Shareholders approved the extension of the Global Program for issuing unsecured non-convertible Short and Medium-Term Negotiable Bonds, for an amount of up to US$ 600 million or the equivalent in Argentine pesos or other currencies.

On March 31, 2005, the CNV, pursuant to Resolution No. 15,047, authorized the term extension of the previously mentioned Global Program of Issuance of Negotiable Bonds.


NOTE 10 - COMMON STOCK

As of June 30, 2005, the Company's Common Stock totaled Ps. 569,171 thousand, all of which is fully subscribed, paid-in and registered.

The number of outstanding shares of each issuer's classes of capital stock as of June 30, 2005 was as follows:

                            Class of Shares                     Number of Shares
 Ordinary certified shares of Ps. 1 par value and 1 vote each:
 Class A Shares                                                      290,277,316
 Class B Shares                                                      221,976,771
 Class C Shares                                                       56,917,121
                                                                ----------------

 Total                                                               569,171,208
                                                                ================

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 10 - COMMON STOCK (Contd.)

The Shareholders at the Extraordinary Shareholders' Meeting held on March 12, 1997 approved the most recent capital increase resulting in total Common Stock of Ps. 569,171 thousand. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino owns 70% of the Company's Common Stock, 20% of the Company's Common Stock was distributed in an initial public offering as specified below and 10% of the Company's Common Stock is hold by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (Note 13).

In accordance with the Transfer Agreement, in 1994 the Government sold through an initial public offering the 20% of the Company's Common Stock it held, represented by 102,506,059 Class B Shares. At the date of these unaudited interim financial statements this Common Stock is property of private investors.

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company's outstanding shares at such date. The Class B Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class B Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively.

The Company is required to keep in effect the authorization to offer the Company's Common Stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of fifteen years as of the respective dates on which such authorizations were granted.

Any decrease, redemption or distribution of the Company's shareholders' equity will require prior authorization by ENARGAS.


NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution No. 434/03 of the CNV, 5% of the Company's net income for the year plus (less) prior year adjustments must be transferred to the Company's Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to Common Stock.

The Company's by-laws provide for issuing a Profit Sharing Bonus, equivalent to 0.5% of the Company's net income, to be paid annually to all the Company's employees (Note 13).

Additionally, the Company is prohibited by the terms of its Series C Notes (Note
9) from paying dividends during the continuation of an event of default there under.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The Pliego stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS' equity.

In addition, the Company's by-laws provide that ENARGAS' approval must be obtained prior to the transfer of the Class A shares (representing 51% of Common Stock). The Pliego states that such prior approval will be granted three years after the Takeover Date provided that:

o The sale covers 51% of MetroGAS' Common Stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS' equity by another company,
o The applicant provides evidence that the transaction will not affect the operating quality of the licensed service, and
o The existing technical operator, or a new technical operator approved by ENARGAS, retains at least 15% of the new owner's shares and the technical assistance contract remains in force.

Shareholders of Gas Argentino are subject to the same restrictions as those set forth in the preceding paragraph.


NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Government, which provided for the creation of the Company, establishes that 10% of the Common Stock represented by Class C shares is to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class C Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class C shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company's by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. The accrued amounts will be deductible as expense in the income statements of each year (Note 11).

Participants in the PPP purchased their shares from the Government for Ps. 1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class C shares until they are fully paid.

Once the Class C shares are fully paid, they may be converted at the request of the holders thereof into freely transferable Class B shares. The decision to convert Class C Shares to Class B Shares must be taken by the Class C shareholders, acting as a single class. While the PPP is in effect, neither the by-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 14 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, MetroGAS entered into long-term contracts for the purchase of gas and gas transportation services. In order to obtain access to technical expertise required providing its licensed service, MetroGAS entered into the long-term Technical Assistance Agreement referred to below.

14.1. Gas supply

In order to meet gas supply requirements, the Company operates with the following suppliers: Repsol YPF, Total Austral, Wintershall Energia, Pan American Energy and other producers in Tierra del Fuego, Neuquen and Santa Cruz.

As a result of the new regulations issued (Note 2), the Company has renegotiated all of the gas purchase contracts in order to adapt contract conditions to provisions of Resolution No. 208/04 and in compliance with Resolutions No. 752/05 and No. 930/05, which establish that the gas distribution service providers will not be able to supply since September 1, 2005 and January 1, 2006 certain large customers categories. The Company is negotiating with natural gas producers the application of displacement provisions, whose consequence will be an outstanding decrease of the natural gas volumes originally contracted.

Based on these renegotiations, the gas supply contracted is the following:

                                   Volumes - Daily averages for the years
                           -------- -------- -------- -------- -------- --------
                             2005     2006     2007     2008     2009     2010
                           -------- -------- -------- -------- -------- --------

MMCM/d (1)                     15.5     15.5      1.6      1.5      1.0      0.9
MMCF/d (2)                    548.7    545.8     56.2     53.0     36.3     33.1

According to the above-mentioned long-term contracts, the minimum volumes and amounts of natural gas purchases that MetroGAS is obligated to pay for regardless of whether or not they are taken ("take-or-pay amounts") are also set forth in the table below:

                                   Volumes - Daily averages for the years
                           -------- -------- -------- -------- -------- --------
                             2005     2006     2007     2008     2009     2010
                           -------- -------- -------- -------- -------- --------

MMCM/d (1)                     12.1     12.1      1.4      1.3      0.9      0.8
MMCF/d (2)                    430.6    430.6     50.6     47.7     32.7     29.8
Amounts committed/year (3)    307.2    332.6     34.8     32.7     22.6     20.4

(1) Million cubic meters per day
(2) Million cubic feet per day
(3) Million pesos. For estimating committed amounts we considered the wellhead gas prices resulting from the renegotiation of current contracts under Executive Order No. 181/04 and Resolution No. 208/04. As from July 2005 we have considered prices effective as that date until the end of the current contracts.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 14 - LONG-TERM CONTRACTS (Contd.)

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS network). The Company considers it unlikely that its take or pay commitments for gas supplies will lead to significant liabilities for gas not taken at June 30, 2005.

14.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2006 and 2016, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 23.6 MMCM per day, considering contracts as of June 30, 2005.

The Company is obligated to pay approximately Ps. 387.1 million for the period between 2005 and 2006; Ps. 378.0 million for the period between 2007 and 2008 and Ps. 1,050.6 million for the period between 2009 and 2021, for firm transportation capacity under such contracts.

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions applicable to utility services contracts, which include natural gas transportation. As of the date of issuance of these unaudited interim financial statements it is not possible to assess the impact of these modifications.

TGS awarded to MetroGAS a firm transportation capacity of 159,459 m3/day from the reception area at Tierra del Fuego up to the delivery area at Greater Buenos Aires, under priority 3; that is, to supply its FD, SGG, SGP and firm CNG customers. This award shall be valid from June 1, 2005 to June 1, 2020, subject to the completion of the extension works by TGS. As of the day of presentation of these unaudited interim financial statements all transportation capacity contracted is not available.

14.3 Transportation and distribution commitments

The contracts entered into with power plants include clauses to cede transportation during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service for a determinate volume to supply its non-interruptible demand.

In case MetroGAS is obligated to restrict the transportation and distribution service for a higher volume than the established in each contract, mainly due to a higher firm demand, those contracts establish penalties to pay to power plants due to these restrictions.

During year 2004, the Company has renegotiated sales contracts with Central Dock Sud and Central Termica Costanera. Particularly for Central Dock Sud, contract modifications stipulate that the fine to be paid for 2004, 2005 and 2006 cannot surpass 100% of the invoicing amount. MetroGAS will annually pay up to 30% of the invoicing amount and the remaining will be compensated in additional service days split in three equal parts during the following years; if this is not possible a fine will be paid.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                             AS OF JUNE 30, 2005 AND


NOTE 14 - LONG-TERM CONTRACTS (Contd.)

14.4. Technical assistance agreement

Under this agreement, BG International Limited, a member of British Gas holding, provides technical assistance to the Company in exchange for the payment of an annual technical assistance fee equal to the greater of US$ 3,000 thousand or 7% of the amount obtained after subtracting US$ 3,000 thousand from pre-tax income before financing results. The original contract was in force for a term of eight years from the Takeover Date. The parties, agreed to renew the contract for an additional eight-year term beginning December 28, 2000. The terms and conditions of the original agreement were not changed.

The Emergency Law (Note 2) establishes the conversion into pesos of all liabilities emerging from private contracts in effect at the time the Emergency Law became effective which were denominated in foreign currency or contained a foreign currency adjustment clause at the exchange rate Ps. 1 = US$ 1 (or at equivalent rates for other currencies). The CER is to be applicable to such contracts. The Technical Assistance Agreement has been modified accordingly.

The modifications mentioned above, include a provisional clause, requiring the Company to pay an annual fee equal to the greater of Ps. 360 thousand, adjusted by CER (Fixed Management Fee) or, 7% of Company Net Profits (Fee on Profits) provided financial debt restructuring has been achieve. The agreement establishes that from the fiscal year in which the Fee on Profits may be higher than Ps. 3,000 thousand adjusted by CER and provided financial debt restructuring has been achieved, the abovementioned clause will have no further effect and the Company shall pay, besides the ordinary Management Fee, an additional amount equivalent to the Fixed Management Fee of Ps. 3,000 thousand annually less payments made in accordance with the provisional clause, adjusted by CER from March 1, 2002. This amount will be paid in 36 monthly consecutive settlements. The accrued expenses resulting from this contract are disclosed in the Technical operator's fees line in Exhibit H. Transactions and balances with related companies derived from this contract are described in Note 6.


NOTE 15 - FISCAL AND LEGAL MATTERS

15.1. Transfer to tariff - Turnover Tax

On November 17, 1997, the ENARGAS issued Resolution No. 544/97 authorizing the passing through to tariff of the variation in the taxable base for the Turnover Tax within the jurisdiction of the Province of Buenos Aires from January 1993 to December 31, 1997, for an amount of Ps. 16,824 thousand. In addition the resolution established a term for the recovery of the abovementioned amounts of 96 months.

Due to the recovery period established by ENARGAS for the amount accumulated at December 31, 1997, the Regulator in Note No. 108 dated January 12, 1998 laid down that such amounts accrue interest at an annualized percentage rate of 9.5%.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

Consequently, as of June 30, 2005, December 31, 2004 and June 30, 2004 the financial statements of the Company include a current receivable of Ps. 2,858 thousand, Ps. 4,057 thousand and Ps. 3,807 thousand respectively and a non-current receivable of Ps. 1,460 thousand as of June 30, 2004. Interest accrued at June 30, 2005 and 2004 amounts to Ps. 154 thousand and Ps. 286 thousand, respectively and have been recognized as financial and holding results from assets in the statements of income for these periods.

On March 20, 1998, the Company requested ENARGAS to transfer to tariff the cost variations derived from the increase in turnover tax in the jurisdiction of the Federal Capital. On July 14, 2000 ENARGAS issued Resolution No. 1,787 rejecting MetroGAS' claim. On August 23, 2000 the Company filed an administrative recourse, which was rejected by the ENARGAS on November 15, 2000, leading the Company to file the administrative recourse provided by article 100 of the Proceedings Law. At the date of issuance of these unaudited interim financial statements, the claim made by MetroGAS is pending resolution by ENARGAS.

On October 11, 2002 MetroGAS requested ENARGAS a rate adjustment pursuant to the article 46, Law 24,076.

15.2. Stamp Tax

On April 4, 2001, the tax authorities of the Province of Neuquen notified MetroGAS of the final determination with respect to contracts transferred by GdE to the Company and entered into before the privatization of GdE, of which MetroGAS is liable for an amount of up to Ps. 48.1 million (including fines and interest).

Additionally, the tax authorities of the Province of Neuquen asserted that MetroGAS is liable for stamp tax of Ps. 23.8 million (including fines and interest) with respect to transportation contracts entered into after the privatization of GdE.

On January 26, 2000, the tax authorities of the Province of Neuquen informed MetroGAS that it was liable for stamp taxes of Ps. 14.5 million with respect to tacit acceptance contracts between several gas companies and MetroGAS that were executed after the privatization of GdE.

MetroGAS filed a declaratory action against the Province of Neuquen with the Supreme Court of Justice of Argentina ("CSJN") to determine the validity of the claims made by the Province of Neuquen and to request the Court, on the basis of similar cases, to order an injunction. The CSJN upheld the request and instructed Province of Neuquen not to continue actions for collecting the stamp tax.

Furthermore, on April 6, 2001 TGS informed MetroGAS the final determination made by the Province of Rio Negro, regarding the contracts transferred by GdE and entered into by MetroGAS before and after the privatization of GdE, respectively. MetroGAS is responsible for an amount of Ps. 148.2 million (including fines and interests). Accordingly, TGS filed a declaratory action against the Province of Rio Negro with the CSJN and obtained an injunction. Consequently, the Province of Rio Negro has suspended all the collection proceedings until the final ruling is issued.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                             AS OF JUNE 30, 2005 AND


NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

The tax authority of the province continued with resolution of the claims despite the injunction, considering that it only implies the suspension of all collection proceedings.

The EM has acknowledged, in a letter dated October 7, 1998, the Argentine Government's responsibility for stamp taxes accruing prior to December 28, 1992, the date of the privatization of GdE.

ENARGAS has notified the EM and MetroGAS that the stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the stamp tax is upheld by CSJN, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and legal actions to contest the claims of the Province of Neuquen with respect to stamp taxes.

On September 18, 2003 the tax authorities of the Province of Neuquen notified MetroGAS of the commencement of a new administrative proceeding related to the offer of gas purchase contracts with Repsol, Pecom Chauvco, Santa Fe, Wintershall, Total and Pan American, claiming 50% of the stamp tax related to the offers on which the producers have paid 50% of the stamp tax under the terms of provincial Decree No. 786/98. Furthermore, Province of Neuquen claims for offers with tacit acceptance related to the resale of transportation capacity from MetroGAS to Pecom.

MetroGAS has initiated an administrative proceeding to analyze the issue, since this is an interim assessment.

MetroGAS has filed defence with the Province of Neuquen and on November 19, 2003 it brought an injunction within the framework of the declaratory judgement action initiated in November 1999 in relation to gas contracts. On March 31, 2004 the CSJN sustained the injunction brought by MetroGAS and instructed the Province of Neuquen to cease to initiate proceedings aimed at collecting stamp tax on those contracts.

In the proceedings "Transportadora de Gas del Sur S.A. against the Province of Santa Cruz about request for declaratory judgement", on April 15, 2004, CSJN decided to sustain the request made by TGS and consequently, declared that offers with implicit acceptance, which are the subject matter of this litigation, cannot be taxed. The ruling established that legal expenses were to be borne by the Province.

On the same date and with the same result obtained by TGS, CSJN ruled on proceedings "Y.P.F. S.A. against the Province of Tierra del Fuego on request for declaration of constitutionality" and "Shell Compania Argentina de Petroleo S.A. against the Province of Neuquen on request of unconstitutionality". The recent rulings of CSJN, summarised above, would probably be applicable actions brought by MetroGAS.

In the case heard at the Supreme Court of Neuquen "MetroGAS against Province of Neuquen about request for declaratory judgment" notice has been served to MetroGAS by the

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

representative of Neuquen Province to declare the case abstract and set court costs in the order established. The request is based on Executive Order No. 1133/04 of June 7, 2004, which annulled the determination adopted by the provincial tax authority to demand stamp tax on "assigned contracts". It is clear that this change of criteria and the final administrative act are motivated by the abovementioned recent decisions of the Supreme Court of Neuquen. MetroGAS answered the petition requesting that the Province of Neuquen pay all court costs.

The Company believes that this tax is not legitimate based on the instrumental nature of the stamp tax, which applies only to written documents (i) that contain an offer and an express acceptance by the other party in the same document, or (ii) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the terms of the agreement.

MetroGAS operates with different gas and transportation companies through the exchange of letters with tacit acceptance and considers these to not be taxable and for that reason there is no debt recorded for this tax.

15.3. Income Tax - bad debt deduction

On November 5, 2002, the Federal Tax Authority ("AFIP") informed MetroGAS of the ex-officio ruling that disallowed bad debt deductions on the company's income tax returns for fiscal years 1996 and 1997 and established a tax adjustment for those years of Ps. 854 thousand and Ps. 1,585 thousand, respectively.

On November 26, 2002 MetroGAS registered with the corresponding registry, the Ps. 6.9 million attachments levied by AFIP on some of the company's real property in the City of Buenos Aires. The notice was served on MetroGAS on September 11, 2003. As of June 30, 2005, the residual accounting value of the attached fixed assets amounted to Ps. 39.6 million.

The AFIP rejected the bad debt deduction, which was determined by the Company based on the following indicators:

- Disappearance of the debtor as evidenced by the change of the name in which the relevant account was maintained.
- Removal of the meter from the location of customers, which owed MetroGAS less than Ps. 1,000.

AFIP's main argument to challenge the deduction is based on the fact that MetroGAS should have started legal actions to collect those debts.

On November 26, 2002, MetroGAS appealed the AFIP's determination to the Tax
Court.

On December 3, 2002, Executive Order No. 2,442/02 was published, replacing Article No.136 of the income tax regulations applicable to years ended after the publication date (year 2002).

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                             AS OF JUNE 30, 2005 AND


NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

One of its main objectives is to rule on the requirements that not very significant defaulted payments should meet to enable their deduction as bad debts. The following requirements are established: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor's service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP. On March 7, 2003 General Resolution No. 1,457 of AFIP was published, establishing the amount in Ps. 1,500. And on June 18, 2004 General Resolution No. 1693, which increased the deduction amount to Ps. 5,000, was published.

According to the abovementioned, the Company does not estimate that the final outcome of this administrative proceeding will be adverse and for that reason there is no provision for contingencies registered.

15.4. Revision and inspection of works in public spaces levy, and occupancy of public space levy and study

15.4.1 Revision and inspection of works in public spaces levy

In 1997, MetroGAS and several other public service companies entered into an agreement for the coordination of work in public spaces ("Streets Work Agreement" or "SWA") with the government of the City of Buenos Aires ("GCABA"). Pursuant to such agreement, the Company agreed to pay the GCABA Ps. 0.5 million per year, to compensate for street work inspection costs.

From 2000 onwards, the GCABA included in its budget a study, revision and inspection of works in public spaces levy applicable (among others) to gas pipelines. Although the SWA was explicitly mentioned as a precedent, the tax amounts were unilaterally increased by the GCABA.

On January 26, 2001, ENARGAS informed MetroGAS that, in the case of the study, revision and inspection of works in public spaces levy, the Company would have to demonstrate the impact of the changes on consumer prices, whereas, in the case of the occupancy of public space levy, MetroGAS would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCABA that all changes in taxation would be dealt as a pass-through cost and would have to be absorbed by the consumers of the jurisdiction in which these changes were introduced.

On April 30, 2001, the GCABA sent MetroGAS a letter claiming the payment of the study, revision and inspection of works in public spaces levy, which was followed by a formal claim on May 16, 2001 for Ps. 5.2 million corresponding to fiscal year 2000.

In addition, on December 2, 2002 the GCABA made a written request regarding the study, revision and inspection of works in public spaces levy for an amount of Ps. 7.6 million relating to the years 2000 and 2001. Subsequently the GCABA claimed unpaid amounts in connection with the study, revision and inspection of works in public spaces levy and the agreement entered

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

into in 1997 for a total amount of Ps. 1.0 million. MetroGAS filed an administrative appeal against both claims.

On July 11, 2003, the GCABA claimed the payment of the study, revision and inspection of works in public spaces levy for an amount of Ps. 0.1 million corresponding to May 2003. MetroGAS filed an administrative appeal against this claim. Furthermore, MetroGAS received new claims for the study, revision and inspection of work in public spaces levy for an amount of Ps. 0.3 million approximately, corresponding to July, August, September and October 2003, which were challenged at an administrative instance.

MetroGAS has been receiving notifications for the payment of the study, revision and inspection of works in public spaces levy, which amount to Ps.10.0 million up to October 2004 (included). Due to these notifications MetroGAS has filed appeals for reconsideration before the GCABA.

On November 3, 2004, GCABA notified MetroGAS that all appeals for reconsideration presented on due form were rejected, and granted the Company a 5-day term to expand the appeal lodged alternatively, previous to being presented to the Secretary of Infrastructure and Planning of the GCABA. The expansion to the appeal was presented.

MetroGAS submitted reconsideration appeals with appeals to a higher authority alternatively against each of the monthly claims made by GCABA. The Government of the City of Buenos Aires (GCABA) ruled them negatively during 2003, 2004 and 2005. As a result of this, the foundations of the executive resources were timely broadened.

As of March 29, 2005, GCBA started to reject the executive remedies (periods May/June/July 2004), finishing therefore the administrative appealing way, making it possible for judicial actions to be taken aiming to accomplish the collection of the claimed amounts.

Considering that the administrative way finished, and according to what the regulatory framework rules, ENARGAS will be informed of such circumstance, asking to transfer officially the tax in question to the tariff.

15.4.2 Occupancy of public space levy

In 1998, the GCABA created an occupancy of public space levy, applicable (among others) to gas pipelines, which was included in the city's annual budgets. That levy has been challenged by the public service companies and has not been paid.

On May 12, 2003, the GCABA claimed the payment of the occupancy of public space levy for the period from 1998 to 2003 in the total amount of Ps. 16.3 million, payable by the Company by May 31, 2003. MetroGAS filed an administrative appeal against this claim. In addition, the Company gave notice to ENARGAS as a first step to requesting inclusion in the tariff paid by its customers in the City of Buenos Aires of any amounts MetroGAS is required to pay as a result of these claims.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On June 6, 2003, the GCABA sent a Ps. 0.5 million bill of payment for the right to use and occupy public spaces, which corresponded to the second quarter of the year 2003. On June 17, 2003, the original received was returned making reference to the arguments on the appeal from May 27, 2003.

On February 27, 2004, the GCABA sent bills claiming payment of the occupancy of public space tax for the 3rd and 4th quarters of 2003 and 1st quarter of 2004, which amounted to approximately Ps. 1.8 million. The Company will file an administrative appeal against Direccion General de Rentas of GCABA. In addition, the bill for the 2nd period of 2004 was returned to GCABA.

On September 22, 2004, the rejection of administrative appeals, duly presented, with regard to occupational rate of public spaces, was notified to MetroGAS by the GCABA. The claim amounts to Ps. 19.2 million from 1998 to the 2nd quarter of 2004 inclusive. The Resolution of the Treasury of the Government of Buenos Aires, ends the administrative stage and enables the GCABA to begin judicial actions to collect the claimed sums.

On December 2004 the GCABA sent bills of payment for the right to use and occupy public spaces corresponding to the 3rd and 4th quarter of 2004. The Company filed appeals for these new complaints.

On February 2, 2005, a note with copy to ENARGAS and UNIREN was sent to the Energy Secretariat requesting immediate treatment of the transferring of the tax to the tariff.

On February 28, 2005, an administrative action and injunction against the Government of the City of Buenos Aires (GCABA)'s decision dated September 22, 2004 was submitted to the Court of First Instance of GCABA.

On March 3, 2005, the Energy Secretariat admitted the appeal submitted by Litoral Gas granting the transfer to tariff of the rate of occupancy of public space levy in Arroyo Seco, Villa Constitucion and Venado Tuerto (Province of Santa Fe).

On July 6, 2005, MetroGAS was served notice of court order for payment and of auction summons for the amount of Ps. 10.1 million corresponding to the occupancy of public space levy for the period 1998-2002.

The Company repeated its request to ENARGAS about the transfer of this tax to the tariffs, and will continue negotiating with GCABA on this matter.

MetroGAS consistently denies legal validity for the occupancy of public space tax and insists that the amount applicable for the study, revision and inspection of works in public spaces should be the one established in the SWA carried out in 1997, which the Company paid regularly.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

Notwithstanding the above, MetroGAS has lodged filings before ENARGAS requesting pass through onto the tariff of the sums claimed for occupation of public spaces, while talks with the Government of Buenos Aires continued.

15.5. Filing for Bankruptcy and executives proceedings

15.5.1. Filing for Bankruptcy

a)   Iaccarino, Edelmira Zulema vs. MetroGAS - Bankruptcy proceedings

     A request for bankruptcy was made against MetroGAS. The Company made a judicial deposit of Ps. 891,080 and therefore the request for bankruptcy was rejected. At present the money is in a long-term deposit, renewable every thirty days under the order of the Court having jurisdiction in this case, waiting for the plaintiff to start the collection of the amount of money previously mentioned.

b)   Chameris Investments vs. MetroGAS - Bankruptcy proceedings

     Chameris Investments made a request for bankruptcy. MetroGAS made a judicial deposit of Ps. 1,260,267 and therefore the request for bankruptcy was rejected. At present the money is in a long-term deposit renewable every thirty days under the order of the Court having jurisdiction in the case, waiting for the plaintiff to start the collection of the amount of money previously mentioned.

15.5.2. Executive Proceedings

At the time of these unaudited interim financial statements, the Company maintains certain executive proceedings started by holders of Negotiable Obligations, which are pending resolution.

As a consequence of one of the mentioned lawsuits a bondholder has placed a lien upon a building belonging to MetroGAS located in the City of Buenos Aires. The net book value of the fixed assets subject to lien amounted to Ps. 2.3 million as of December 31, 2004. Such lien was raised in the present period.

Besides, some bondholders have filed attachments on MetroGAS' current accounts and collections, amounting to Ps. 11 million as of June 30, 2005.

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2005 AND 2004


NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

15.6. Others

At the date of issuance of these unaudited interim financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. In management's opinion, the final resolution of these disagreements will not have material impact on the Company's unaudited interim financial statements as of June 30, 2005.






                                                       Jorge E. Verruno
                                              Chairman of the Board of Directors

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.                        EXHIBIT A

      UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2005 AND 2004
            AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
                                  FIXED ASSETS

--------------------------------------------------------------------------------------------------------------------------
                                                                                     ORIGINAL VALUE
                                                    ----------------------------------------------------------------------


                                                     AT BEGINNING OF   INCREASE    TRANSFERS   RETIREMENTS     AT END OF
MAIN ACCOUNT                                              YEAR                                                  PERIOD

                                                    ----------------------------------------------------------------------
                                                                                 Thousands of Ps.
--------------------------------------------------------------------------------------------------------------------------
Land                                                        17,501            -           -            -          17,501
Building and civil constructions                            75,564            -           -            -          75,564
High pressure mains                                        264,731            -         178           (5)        264,904
Medium and low pressure mains                            1,504,956            -       2,945       (1,005)      1,506,896
Pressure regulating stations                                57,539            -           -            -          57,539
Consumption measurement installations                      358,526            -       3,327         (213)        361,640
Other technical installations                               46,930            -           -            -          46,930
Machinery, equipment and tools                              25,849            -          65            -          25,914
Computer and telecommunications equipment                  150,076            -          25            -         150,101
Vehicles                                                     9,935            -           -            -           9,935
Furniture and fixtures                                       5,450            -           -            -           5,450
Materials                                                    4,214        4,753      (3,350)        (130)          5,487
Gas in pipelines                                               214            -           -            -             214
Work in progress                                            22,115       14,014      (3,363)           -          32,766
Advances to fixed assets suppliers                             348          369        (129)           -             588
--------------------------------------------------------------------------------------------------------------------------
Subtotal                                                 2,543,948       19,136        (302)      (1,353)      2,561,429
--------------------------------------------------------------------------------------------------------------------------
Distribution network extensions constructed by              52,489            -         599            -          53,088
third parties
Offsetting item for distribution network extensions         (2,132)           -        (297)           1          (2,428)
Allowance for obsolescence of materials (Exhibit E)         (1,438)        (306)          -            -          (1,744)
Allowance for fixed assets (Exhibit E)                     (10,784)           -           -            -         (10,784)
--------------------------------------------------------------------------------------------------------------------------
Total as of June 30, 2005                                2,582,083       18,830           -       (1,352)      2,599,561
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Total as of December 31, 2004                            2,564,265       20,492           -       (2,674)      2,582,083
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Total as of June 30, 2004                                2,564,265       11,395           -         (544)      2,575,116
--------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                                                    DEPRECIATION (1)
                                                    --------------------------------------------------------------------------------
                                                                                     FOR THE PERIOD
                                                    ACCUMULATED                 ------------------------   ACCUMULATED       NET
                                                         AT        RETIREMENT    ANNUAL RATE     AMOUNT        AT           BOOK
MAIN ACCOUNT                                        BEGINNING OF                                   (2)    END OF PERIOD     VALUE
                                                        YEAR                                                              06-30-05
                                                    --------------------------------------------------------------------------------
                                                                                    Thousands of Ps.
------------------------------------------------------------------------------------------------------------------------------------
Land                                                           -           -           -               -             -       17,501
Building and civil constructions                          16,781           -          2%             805        17,586       57,978
High pressure mains                                      125,589          (2)    2.22% to 10%      4,940       130,527      134,377
Medium and low pressure mains                            351,856        (413)    1.19% to 10%     18,064       369,507    1,137,389
Pressure regulating stations                              26,841           -      4% to 12.5%      1,066        27,907       29,632
Consumption measurement installations                    101,593         (54)     2.85% to 5%     20,959       122,498      239,142
Other technical installations                             26,996           -         6.67%         1,457        28,453       18,477
Machinery, equipment and tools                            22,615           -     6.67% to 20%        505        23,120        2,794
Computer and telecommunications equipment                127,770           -       5% to 50%       4,324       132,094       18,007
Vehicles                                                   9,159           -      10% to 20%         337         9,496          439
Furniture and fixtures                                     5,389           -      10% to 20%           5         5,394           56
Materials                                                      -           -                           -             -        5,487
Gas in pipelines                                               -           -                                         -          214
Work in progress                                               -           -                           -             -       32,766
Advances to fixed assets suppliers                             -           -                                         -          588
------------------------------------------------------------------------------------------------------------------------------------
Subtotal                                                 814,589        (469)          -          52,462       866,582    1,694,847
------------------------------------------------------------------------------------------------------------------------------------
Distribution network extensions constructed by             7,537           -    1.82% to 2.38%       512         8,049       45,039
third parties
Offsetting item for distribution network extensions          (82)          -      2% to 2.38%        (26)         (108)      (2,320)
Allowance for obsolescence of materials (Exhibit E)            -           -           -               -             -       (1,744)
Allowance for fixed assets (Exhibit E)                         -           -           -               -             -      (10,784)
------------------------------------------------------------------------------------------------------------------------------------
Total as of June 30, 2005                                822,044        (469)          -          52,948       874,523    1,725,038
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Total as of December 31, 2004                            736,920        (868)          -          85,992       822,044    1,760,039
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Total as of June 30, 2004                                736,920        (147)          -          38,564       775,337    1,799,779
------------------------------------------------------------------------------------------------------------------------------------

Notes:
(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.
(2) Depreciation of fixed assets has been included in Exhibit H.



                                                       Jorge E. Verruno
                                              Chairman of the Board of Directors

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                                                       EXHIBIT C
                                  METROGAS S.A.

      UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2005 AND 2004
            AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
                            NON CURRENT INVESTMENTS

------------------------------------------------------------------------------------------------------------------------------------




ISSUER                       TYPE    FACE   QUANTITY      COST       LISTED  EQUITY   BOOK VALUE       BOOK VALUE       BOOK VALUE
                              OF     VALUE                VALUE       PRICE   VALUE      AS OF           AS OF             AS OF
                           SECURITY                                                  JUNE 30, 2005  DECEMBER 31, 2004  JUNE 30, 2004
                                    ------ ----------- ------------- ------- -------------------------------------------------------
                                      Ps.   Thousands  Thousands Ps.   Ps.                Thousands Ps.
------------------------------------------------------------------------------------------------------------------------------------

NON CURRENT INVESTMENTS

COMPANIES art.33 -
Law No. 19550


       MetroENERGIA S.A.   Ordinary    1       48        48             -      130        130               -                 -


                                                                              ------------------------------------------------------
   Total                                                                       130        130               -                 -
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------
                                ISSUER INFORMATION
                            --------------------------------------------------------------------
                                             LAST FINANCIAL STATEMENTS ISSUED
                            --------------------------------------------------------------------
ISSUER                         MAIN          DATE     COMMON  RESULT   SHAREHOLDER'S  PERCENTAGE
                             BUSINESS                 STOCK   FOR THE     EQUITY      OF COMMON
                                                              PERIOD                    STOCK
                                                     -------------------------------  ----------
                                                             Thousands Ps.                 %
------------------------------------------------------------------------------------------------

NON CURRENT INVESTMENTS

COMPANIES art.33 -
Law No. 19550

                            BUY AND SELL
       MetroENERGIA S.A.     NATURAL GAS    06/30/05     50      (93)       137           95
                             AND/OR ITS
                           TRANSPORTATION
                                                     ------------------------------
   Total                                                 50      (93)       137
------------------------------------------------------------------------------------------------

                                                       Jorge E. Verruno
                                              Chairman of the Board of Directors

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                                                       EXHIBIT D
                                  METROGAS S.A.

       UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2005 AND 2004
            AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
                               CURRENT INVESTMENTS

------------------------------------------------------------------------------------------------------------------------------------
             ISSUER         TYPE     FACE     QUANTITY       LISTED     FACE VALUE
                             OF      VALUE                   PRICE         PLUS      BOOK VALUE        BOOK VALUE       BOOK VALUE
                          SECURITY                           AS OF       ACCRUED        AS OF             AS OF            AS OF
                                                         JUNE 30, 2005   INTEREST   JUNE 30, 2005   DECEMBER 31, 2004  JUNE 30, 2004
                                             -----------                ------------------------------------------------------------
                                              Thousands                                    Thousands of Ps.
------------------------------------------------------------------------------------------------------------------------------------
CURRENT INVESTMENTS

Government Securities

   Debt Settlement Bonds
   of the Province of
   Buenos Aires (BOCANOBA)    -          -          -            -           -            -                 -                9

   National Government
   bonds (BODEN 2012)         -        1.4         16         2.58          40           40                40               31

Bank deposits
   Saving account             -          1          -            2           2            2                 1                1
                                                                        ------------------------------------------------------------
Total                                                                       42           42                41               41
------------------------------------------------------------------------------------------------------------------------------------




                                                       Jorge E. Verruno
                                              Chairman of the Board of Directors

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                                                       EXHIBIT E
                                  METROGAS S.A.

       UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2005 AND 2004
            AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
                                   ALLOWANCES

------------------------------------------------------------------------------------------------------------------------------------
                                                                        June 30, 2005                    December 31,    June 30,
                                                                                                             2004          2004
                                                     -------------- ---------- ---------- -------------- ------------ --------------
                     MAIN ACCOUNT                     AT BEGINNING   INCREASE   DECREASE     BALANCE AT   BALANCE AT    BALANCE AT
                                                         OF YEAR                           END OF PERIOD  END OF YEAR  END OF PERIOD
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Thousands of Ps.
                                                     -------------------------------------------------------------------------------
Deducted from assets

   For doubtful accounts                                   73,952           -    (13,493)      60,459         73,952       70,517

   For obsolescence of materials
     Inventories                                              846          90          -          936            846          593
     Fixed assets                                           1,438         306          -        1,744          1,438          939

   Valuation allowance for fixed assets                    10,784           -          -       10,784         10,784            -

   Valuation allowance on deferred income tax assets      196,212           -    (42,950)     153,262        196,212      171,209
                                                     -------------------------------------------------------------------------------
       Total                                              283,232         396    (56,443)     227,185        283,232      243,258
                                                     -------------------------------------------------------------------------------
Included in the liabilities

   Contingencies reserve                                    1,924         266          -        2,190          1,924        1,866
                                                     -------------------------------------------------------------------------------
       Total                                                1,924         266          -        2,190          1,924        1,866
------------------------------------------------------------------------------------------------------------------------------------


                                                       Jorge E. Verruno
                                              Chairman of the Board of Directors

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                                                       EXHIBIT F
                                  METROGAS S.A.

                     UNAUDITED INTERIM FINANCIAL STATEMENTS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004
                                 OPERATING COST

--------------------------------------------------------------------------------
                 MAIN ACCOUNT                    June 30, 2005     June 30, 2004
--------------------------------------------------------------------------------
Stock at the beginning of the year
   Natural Gas                                             -                 -
   Processed Natural Gas                                   -                 -
                                                 -------------     -------------
                                                           -                 -
Plus
Purchases
   Natural Gas                                       181,648           129,462
   Processed Natural Gas                                   -             4,752
                                                 -------------     -------------
                                                     181,648           134,214
   Transportation of Natural Gas                      92,333            96,385
   Transportation of Processed Natural Gas               988               992
                                                 -------------     -------------
                                                      93,321            97,377
Operating Expenses (Exhibit H)
   Natural Gas                                        67,279            50,012
   Processed Natural Gas                                 197               450
                                                 -------------     -------------
                                                      67,476            50,462
Less
Stock at the end of the period
   Natural Gas                                             -                 -
   Processed Natural Gas                                   -                 -
                                                 -------------     -------------
                                                           -                 -

--------------------------------------------------------------------------------
Operating Cost                                       342,445           282,053
--------------------------------------------------------------------------------
   Natural Gas                                       341,260           275,859
   Processed Natural Gas                               1,185             6,194
--------------------------------------------------------------------------------


                                                       Jorge E. Verruno
                                              Chairman of the Board of Directors

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                                                       EXHIBIT G
                                  METROGAS S.A.

      UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2005 AND 2004
            AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004

                    FOREIGN CURRENCY ASSETS AND LIABILITIES

-----------------------------------------------------------------------------------------------------------------------------
MAIN ACCOUNT                                       June 30, 2005                December 31, 2004          June 30, 2004
                                      ------------------------------------ ------------------------- ------------------------
                                         FOREIGN     EXCHANGE  BOOK VALUE    FOREIGN     BOOK VALUE    FOREIGN     BOOK VALUE
                                         CURRENCY      RATE                  CURRENCY                  CURRENCY
                                        AND AMOUNT                          AND AMOUNT                AND AMOUNT
-------------------------------------------------------------------------- ------------------------- ------------------------
                                        Thousands              Thousands    Thousands    Thousands    Thousands     Thousands
                                                                 of Ps.                    of Ps.                     of Ps.
                                      ---------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and banks
  Cash                                U$S         5   2.8470          14  U$S         4         11  U$S         2           6
                                      LBE         5   5.0984          26  LBE         4         23  LBE         1           5
                                      Euro        3   3.4397          10  Euro        3         11  Euro        4          14
                                      Real        3   1.1092           3  Real        2          2  Real        1           1
Banks                                 U$S   127,846   2.8470     363,978  U$S   114,476    336,444  U$S    81,173     236,863
Other receivables
  Insurance in paid advance           U$S       150   2.8470         427  U$S       564      1,657  U$S       261         762
  General debtors                     U$S         2   2.8470           6  U$S         -          -  U$S         -           -
                                                               ---------                 ---------                  ---------
Total Current Assets                                             364,464                   338,148                    237,651
                                                               ---------                 ---------                  ---------
TOTAL ASSETS                                                     364,464                   338,148                    237,651
                                                               ---------                 ---------                  ---------

LIABILITIES
CURRENT LIABILITIES
Accounts Payable
  Gas purchases                                   -                       U$S         -          -  U$S       101(a)      299
  Other purchases and services        U$S        36   2.8870         104  U$S        93        277  U$S       101         299

Financial debts
  Overdrafts with foreign
    financial institutions            U$S   50,000    2.8870     144,350  U$S    50,000    148,950  U$S    50,000     147,900
  Negotiable bonds (face value)       U$S   230,000   2.8870     664,010  U$S   230,000    685,170  U$S   230,000     680,340
                                      Euro  109,500   3.4884     381,980  Euro  110,000    446,512  Euro  110,000     395,791
Derivative financial instrument
Interest and other expenses payable   U$S   67,259    2.8870     194,178  U$S    54,998    163,838  U$S    42,662     126,194
  to foreign financial institutions   Euro  22,276    3.4884      77,707  Euro   18,321     74,368  Euro   14,265      51,326
                                                               ---------                 ---------                  ---------
Total Current Liabilities                                      1,462,329                 1,519,115                  1,401,850
                                                               ---------                 ---------                  ---------
TOTAL LIABILITIES                                              1,462,329                 1,519,115                  1,401,850
-----------------------------------------------------------------------------------------------------------------------------
U$S:  United States Dollars
LBE:  Pound Sterling





                                                       Jorge E. Verruno
                                              Chairman of the Board of Directors

Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                                                       EXHIBIT H
                                  METROGAS S.A.

                     UNAUDITED INTERIM FINANCIAL STATEMENTS
                FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

                               EXPENSES INCURRED

------------------------------------------------------------------------------------------------------------------------------------
                                                                            June 30, 2005                              June 30, 2004
                                                  -------------------------------------------------------------------  -------------
              MAIN ACCOUNT                                       OPERATING EXPENSES
                                                                --------------------
                                                                         PROCESSED
                                                   FIXED ASSETS    GAS    NATURAL   ADMINISTRATIVE  SELLING
                                                     EXPENSES     SALES     GAS        EXPENSES     EXPENSES    TOTAL      TOTAL
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    Thousands of Ps.
                                                  ----------------------------------------------------------------------------------
Payroll and other employees benefits                   1,254      7,271       -           8,144       7,126     23,795     19,674
Social security contributions                            447      1,983       -           1,653       2,008      6,091      5,172
Directors'and members of Surveillance committee fee        -          -       -             116           -        116        121
Fees for professional services                             -        173       -           1,528          76      1,777      2,272
Technical operator's fees                                  -      2,462       -               -           -      2,462      2,282
Sundry materials                                           -      1,407       -               -           -      1,407      1,163
Fees for sundry services                                   -        902       -             485       2,148      3,535      3,494
Postage, telephone and fax                                 -        102       -             520       1,367      1,989      1,931
Leases                                                     -          4       -             708         356      1,068      2,283
Transportation and freight charges                         -          -       -             127           -        127         91
Office materials                                           -        118       -             461          67        646        644
Travelling expenses                                        -        147       -             162          34        343        307
Insurance premium                                          -          -       -           1,391           4      1,395      2,259
Fixed assets maintenance                                   -      2,918       -           1,957         181      5,056      4,542
Fixed assets depreciation                                  -     47,872       -           5,076           -     52,948     38,564
Taxes, rates and contributions                             -      1,230     197           1,332      13,847     16,606     13,529
Publicity                                                  -          -       -               -         382        382        322
Allowance for doubtful accounts                            -          -       -               -     (13,493)   (13,493)     4,436
Bank expenses and commissions                              -          -       -              26       2,069      2,065      2,142
Interest on Comercial Operations                           -          -       -               -           -          -
Interest on financial operations                         544          -       -               -           -        544        550
Others                                                    84        690       -           2,126          45      2,945      1,890
------------------------------------------------------------------------------------------------------------------------------------
Total as of June 30, 2005                              2,329     67,279     197          25,812      16,217    111,834    107,668
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Total as of June 30, 2004                              1,644     50,012     450          24,963      30,599    107,668
------------------------------------------------------------------------------------------------------------------------


                                                       Jorge E. Verruno
                                              Chairman of the Board of Directors

                                   Signatures

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.



Date: November 18, 2005                            MetroGAS S.A.

                                                 By: /s/ Eduardo Villegas
                                                    ----------------------------
                                                     Name:  Eduardo Villegas
                                                     Title: Chief Financial
                                                              Officer